SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2012

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40

1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

First Half 2012

Consolidated report

Portugal Telecom

01	Financial review	4

02	Business performance	16

	Portuguese operations	16

	International operations	23

03	Employees	28

04	Main events	29

05	Main risks and uncertainties	32

06	Qualified holdings	38

07	Outlook	54

08	Statement by the persons responsible	56

Consolidated financial statements		59

Independent auditors’ report		87

Glossary		90

Board of Directors		93

Key figures		94

Additional information to shareholders		97

		The terms “PT”, “Portugal Telecom Group”, “PT Group”, “Group” and “Company” refer to Portugal Telecom and its subsidiaries or any of them as the context.

Portugal Telecom

Telecommunications in Portugal

Customer segment		Revenues (Euro million)
Residential		355
Personal	> PT Comunicações 100%	340
Enterprise	> TMN 100%	452
Other		211

Telecommunications in Brazil

Customer segment		Revenues (R$ million, 100%)
Residential		4,895
Personal	> Oi 25.6%	4,335
Enterprise		4,181
Other		300

Other telecommunications businesses

			Revenues (Euro million)
Unitel 25% (a)(b)	> Angola	> Mobile	728
CTM 28% (b)	> Macao	> Wireline, mobile	228
MTC 34% (a)	> Namibia	> Mobile	88
CVT 40% (a)	> Cape Verde	> Wireline, mobile	41
Timor Telecom 41%	> East Timor	> Wireline, mobile	26
CST 51% (a)	> São Tomé e Príncipe	> Wireline, mobile	6

(a) These stakes are held by Africatel, which is controlled 75% by PT. (b) These stakes are consolidated by the equity method of accounting.

Other businesses

Systems and IT [PT Sistemas de Informação 100%]; Innovation, research and development [PT Inovação 100%];

Backoffice and shared services [PT PRO 100%]; Procurement [PT Compras 100%];

Call centres and telemarketing services [Contax in Brazil 44.4% and PT Contact 100%];

01

Financial review

Consolidated income statement

Consolidated income statement (1)	Euro million

	1H12	1H11	y.o.y
Operating revenues	3,344.7	2,668.8	25.3%
Portugal (2)	1,358.5	1,442.6	(5.8)%
Residential	355.5	339.0	4.9%
Personal	339.7	374.9	(9.4)%
Enterprise	452.3	498.7	(9.3)%
Wholesale, other and eliminations	211.0	230.0	(8.3)%
Brazil • Oi	1,542.1	832.3	85.3%
Other and eliminations	444.2	393.9	12.8%
Operating costs (3)	2,203.6	1,669.0	32.0%
Wages and salaries	566.2	459.4	23.3%
Direct costs	560.3	416.9	34.4%
Commercial costs	264.8	210.8	25.6%
Other operating costs	812.3	582.0	39.6%
EBITDA (4)	1,141.1	999.8	14.1%
Post retirement benefits	28.8	26.4	9.2%
Depreciation and amortisation	683.4	579.4	17.9%
Income from operations (5)	428.8	394.0	8.8%
Other expenses (income)	(14.2)	12.5	n.m.
Curtailment costs, net	0.9	5.6	(84.6)%
Net losses (gains) on disposal of fixed assets	2.1	(0.1)	n.m.
Net other costs (gains)	(17.2)	7.1	n.m.
Income before financ. & inc. taxes	443.0	381.5	16.1%
Financial expenses (income)	187.5	28.2	n.m.
Net interest expenses (income)	236.0	81.3	190.4%
Equity in earnings of affiliates, net	(95.6)	(122.5)	(22.0)%
Net other financial losses (gains)	47.1	69.5	(32.1)%
Income before income taxes	255.5	353.2	(27.7)%
Provision for income taxes	(88.6)	(96.2)	(7.8)%
Income before non-controlling interests	166.9	257.0	(35.1)%
Losses (income) attributable to non-controlling interests	(41.6)	(45.0)	(7.5)%
Consolidated net income	125.2	212.0	(40.9)%

(1) Following PT’s strategic investment in Oi and Contax on 28 March 2011, PT proportionally consolidated the earnings of these businesses as from 1 April 2011. (2) Businesses in Portugal include wireline and TMN. This caption includes the impact of the decline in regulated mobile termination rates (MTRs). (3) Operating costs = wages and salaries + direct costs + commercial costs + other operating costs. (4) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (5) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + other costs (gains).

Consolidated operating revenues

In 1H12, consolidated operating revenues increased by Euro 676 million (+25.3% y.o.y) to Euro 3,345 million, as compared to Euro 2,669 million in 1H11. This increase is primarily related to the impact of the proportional consolidation of Oi and Contax in 1Q12, as the earnings of these businesses were proportionally consolidated as from 1 April 2011, and is partially offset by the contribution of Dedic/GPTI in 1H11, as this business was fully consolidated up to 30 June 2011 and then integrated in Contax following the completion of the exchange of PT’s interest in this business for an addition stake in Contax. Excluding the impact of these changes in the consolidation perimeter, amounting to Euro 802 million, and also the impact of the depreciation of the Brazilian Real against the Euro (Euro 87 million), consolidated operating revenues would have decreased by only 1.5% y.o.y in 1H12. This decline was the result of revenue decline in Portuguese telecommunication businesses (Euro 84 million) and a lower contribution from Oi in 2Q12 compared to 2Q11 (Euro 3 million), notwithstanding revenue growth in international operations, namely Contax (Euro 12 million), MTC in Namibia (Euro 13 million), CVT in Cape Verde (Euro 4 million) and Timor Telecom (Euro 4 million).

In 1H12, revenues from Portuguese telecommunication businesses decreased by 5.8% y.o.y (Euro 84 million), primarily due to: (1) revenue decline in the Enterprise customer segment (Euro 46 million, -9.3% y.o.y), impacted by pricing and consumption pressure on both SME and large corporates, significant cut back on the public administration and postponement of investment decisions by large corporate, and (2) the decline in the Personal customer segment (Euro 35 million), as a result of lower customer revenues (Euro 25 million) reflecting challenging economic conditions and pricing pressure, lower interconnection revenues (Euro 8 million) following the regulated tariff declines, that declined to Euro 2.77 cents as from 7 May 2012 and to Euro 2.27 cents as from 30 June 2012, and equipment sales (Euro 3 million). The total direct impact of regulation in revenues amounted to Euro 14 million in 1H12, including declining MTRs and roaming prices. Excluding the impact of regulation, revenues in Portuguese telecommunication businesses would have declined by 4.8% y.o.y. These negative effects were partially offset by an increase in revenues from Residential customer segment, from Euro 339 million in 1H11 to Euro 355 million in 1H12 (+4.9% y.o.y), with 2Q12 (+5.1% y.o.y) confirming an acceleration trend when compared to previous quarters (1Q12 +4.6% y.o.y and 4Q11 +3.9% y.o.y). This solid growth was achieved on the back of the continued strong performance of Meo triple-play offer (voice, broadband and pay-TV) and benefiting from a relentless effort to transform PT’s residential service offering from a legacy fixed telephone to a triple play offering, which is highly differentiated and more competitive and also more resilient to unfavourable economic conditions. In 1H12, non-voice revenues in Portugal represented 50.5% of service revenues, having grown 4.6pp y.o.y. The transformation of PT’s portfolio of products and services offered to its customers and the associated changes in the revenue mix is making its performance more resilient and predictable. Other revenues in the Portuguese telecommunications businesses, including wholesale, decreased by 8.3% y.o.y (Euro 19 million), as a result of lower accesses and traffic revenues and revenue decline in public phones (Euro 1.4 million) and in the directories business (Euro 5 million). PT has a financial investment of 25% in the directories business, which is managed by Truvo.

In 1H12, Oi’s revenues stood at Euro 1,542 million (R$ 3,723 million) compared to Euro 832 million in 1H11. This increase reflects the effect of the proportional consolidation in 1Q12 (Euro 788 million), partially offset by the impact of the depreciation of the Brazilian Real against the Euro in 2Q12 compared to 2Q11 (Euro 75 million). Adjusting for these effects, the contribution of Oi to PT’s consolidated operating revenues in 1H12 would have decreased only by Euro 3 million as compared to 1H11. This decline was explained by lower service revenues (Euro 34 million), which were partially offset by an increase in sales and other operating revenues (Euro 30 million). The decrease in service revenues is primarily explained by the impact of lower residential revenues, mainly due to lower fixed voice revenues, partially offset by an increase in personal mobility revenues, on the back of higher revenues from monthly fees, underpinned by postpaid customer growth, increased traffic revenues and higher data and value added services. Oi’s revenues were proportionally consolidated as from 1 April 2011, based on the 25.6% direct and indirect stake that PT owns in Telemar Participações, the controlling shareholder of the Oi Group.

Other revenues, including intra-group eliminations, increased by 12.8% y.o.y in 1H12 to Euro 444 million, including the impact of the proportional consolidation of Contax in 1Q12 (Euro 148 million), that was proportionally consolidated as from 1 April 2011, partially offset by the contribution of Dedic/GPTI business in 1H11 (Euro 134 million), that was fully consolidated up to 30 June 2011 and integrated in Contax as from 1 July 2011. Excluding the impact of these changes in the consolidation perimeter, other revenues would have increased by Euro 36 million, reflecting: (1) the increase at Contax in 2Q12 compared to 2Q11, explained by the contribution from Dedic/GPTI business in 2Q12 and partially offset by the impact of the depreciation of the Brazilian Real against the Euro, and (2) the increases of 16.8% y.o.y and 12.9% y.o.y at MTC and CVT, respectively.

The contribution from fully and proportionally consolidated international assets to operating revenues stood at 58.6% in 1H12, while Brazil accounted for 53.6%.

Consolidated operating costs (excluding PRBs and depreciation and amortisation)

Consolidated operating costs excluding depreciation and amortisation costs and post retirement benefits increased by Euro 535 million (+32.0% y.o.y) to Euro 2,204 million in 1H12, as compared to Euro 1,669 million in 1H11. This increase is primarily related to the impact of the proportional consolidation of Oi and Contax in 1Q12, as the earnings of these businesses were proportionally consolidated as from 1 April 2011, partially offset by the contribution of Dedic/GPTI in 1H11, as this business was fully consolidated up to 30 June 2011 and then integrated in Contax following the completion of the exchange of PT’s interest in this business for an addition stake in Contax. Excluding the impact of these changes in the consolidation perimeter, totalling Euro 562 million, consolidated operating costs would have decreased by 1.8% y.o.y (Euro 27 million) to Euro 1,509 million in 1H12, primarily as a result of: (1) the 4.7% y.o.y decline in Portuguese telecommunication businesses (Euro 36 million), reflecting the cost cutting efforts and the decline in direct costs due to lower MTRs and lower costs associated with the directories business; and (2) a lower contribution from Oi in 2Q12 over the same period of last year (Euro 17 million), reflecting the impact of the depreciation of the Brazilian Real against the Euro (Euro 53 million), which more than offset increases in third party costs, wages and salaries and commercial costs. These lower contributions from the Portuguese and Brazilian telecommunication businesses more than offset the increase in operating costs from Africatel businesses, namely Cabo Verde Telecom and MTC, in Namíbia.

Wages and salaries increased by Euro 107 million (+23.3% y.o.y) to Euro 566 million in 1H12, as compared to Euro 459 million in 1H11. This increase is primarily related to the impact of the proportional consolidation of Oi and Contax in 1Q12 partially offset by the contribution of Dedic/GPTI in 1H11. Excluding the impact of these changes in the consolidation perimeter, totalling Euro 84 million, wages and salaries would have increased by 6.3% y.o.y (Euro 23 million) to Euro 378 million in 1H12, reflecting higher contributions from Oi and Contax (Euro 19 million) in 2Q12 over the same period of last year, as a result of increased staff levels and organisational reorganisation at Oi and the contribution of Dedic/GPTI to Contax in 2Q12, and despite the impact of the depreciation of the Brazilian Real against the Euro (Euro 17 million). These effects more than offset the 4.0% y.o.y decline in Portuguese telecommunication businesses, due to lower variable and overtime remunerations, higher efficiency levels in certain internal processes and lower personnel costs as a result of the restructuring plan implemented in 4Q11. Wages and salaries accounted for 16.9% of consolidated operating revenues in 1H12.

Direct costs increased by Euro 143 million (+34.4% y.o.y) to Euro 560 million in 1H12, reflecting primarily the impact of the proportional consolidation of Oi and Contax in 1Q12, amounting to Euro 177 million. Adjusting for this effect, direct costs would have decreased by 8.0% y.o.y (Euro 33 million) in 1H12 to Euro 384 million, primarily as a result of: (1) a reduction in the Portuguese telecommunication businesses (Euro 12 million), as a result of lower traffic costs at TMN, following the impact of the regulatory MTR cuts and lower roaming interconnection costs, lower costs associated with the directories business and with the provision of LAN services to schools; and (2) a lower contribution from Oi in 2Q12 over the same period of last year (Euro 20 million), reflecting primarily the impact of the depreciation of the Brazilian Real against the Euro (Euro 16 million) and also a reduction in interconnection costs due to lower MTRs. Direct costs accounted for 16.8% of consolidated operating revenues in 1H12.

Commercial costs, which include costs of products sold, commissions and marketing and publicity, increased by Euro 54 million (+25.6% y.o.y) in 1H12 to Euro 265 million, reflecting primarily the impact of the proportional consolidation of Oi and Contax in 1Q12, amounting to Euro 39 million. Adjusting for this effect, commercial costs would have increased by 7.0% y.o.y (Euro 15 million) in 1H12 to Euro 226 million, mainly due to higher contributions from (1) Oi, reflecting higher costs of product sold and commissions, explained by a more intense commercial activity, namely higher sales, partially offset by the impact of the depreciation of the Brazilian Real against the Euro (Euro 6 million), and (2) Africatel businesses, reflecting customer growth across all business. Commercial costs accounted for 7.9% of consolidated operating revenues in 1H12.

Other operating costs, which mainly include support services, supplies and external services, indirect taxes and provisions, increased by Euro 230 million in 1H12 to Euro 812 million, as compared to Euro 582 million in 1H11, reflecting primarily the impact of the proportional consolidation of Oi and Contax in 1Q12, partially offset by the contribution of Dedic/GPTI in 1H11. Excluding the impact of these changes in the consolidation perimeter, totalling Euro 261 million, other operating costs would have decreased by 5.6% y.o.y (Euro 31 million) in 1H12 to Euro 521 million, basically due to: (1) a lower contribution from the Portuguese telecommunication businesses (Euro 18 million), reflecting primarily lower maintenance and repair expenses, support services and other third party services, which benefited from the roll out of PT’s FTTH network and the extensive field force transformation programme, and (2) a lower contribution from Oi in 2Q12 over the same period of last year (Euro 10 million), reflecting primarily the impact of the depreciation of the Brazilian Real against the Euro (Euro 26 million), partially offset by higher maintenance and repair expenses, third party costs and indirect taxes.

EBITDA

In 1H12, EBITDA increased by Euro 141 million (+14.1% y.o.y) to Euro 1,141 million, as compared to Euro 1,000 million in 1H11. This increase is mainly explained by the impact of the proportional consolidation of Oi and Contax in 1Q12, as the earnings of these businesses were proportionally consolidated as from 1 April 2011, partially offset by the contribution of Dedic/GPTI in 1H11, as this business was fully consolidated up to 30 June 2011 and then integrated in Contax following the completion of the exchange of PT’s interest in this business for an addition stake in Contax. Excluding the impact of these changes in the consolidation perimeter, amounting to Euro 240 million, and also the impact of the depreciation of the Brazilian Real against the Euro (Euro 23 million), EBITDA would have decreased by 7.6% y.o.y in 1H12. EBITDA performance in the period was impacted by: (1) a lower contribution from Portuguese telecommunications businesses (Euro 48 million) as a result of revenue decline (Euro 84 million) and, notwithstanding a 4.7% y.o.y reduction in operating costs excluding D&A and PRBs, the improvement in gross margin from the residential segment in 1H12 and a continued focus on cost cutting, and (2) a lower contribution from Oi in 2Q12 compared to 2Q11 (Euro 39 million), reflecting mainly lower service revenues and higher third party services and wages and salaries, partially offset by an increase in other operating revenues. These effects were partially offset by a higher contribution from other international operations.

EBITDA by business segment (1)	Euro million

	1H12	1H11	y.o.y
Portugal	615.1	663.0	(7.2)%
Brazil • Oi	450.4	284.6	58.3%
Other	75.6	52.2	44.6%
EBITDA	1,141.1	999.8	14.1%
EBITDA margin (%)	34.1	37.5	(3.3	)pp

(1) EBITDA = income from operations + post retirement benefits + depreciation and amortisation.

EBITDA from Portuguese telecommunication businesses amounted to Euro 615 million in 1H12 (-7.2% y.o.y), equivalent to a 45.3% margin, as a result of the decline in service revenues (Euro 84 million), which have high operating leverage. As a result, service revenues minus direct costs declined by Euro 72 million, while EBITDA only declined by Euro 48 million, as a result of a resilient focus on cost cutting and profitability of operations. Operating costs decreased by 4.7% y.o.y on the back of: (1) pay-TV having reached critical mass, which leads to lower programming costs per customer (-19% y.o.y in 1H12); (2) fibre rollout, which has a superior quality of service leading to lower customer support and network maintenance costs; (3) simplification of commercial offers and business processes, namely for the Personal customer segment, and (4) additional measures undertaken in anticipation of weaker macro fundamentals, reflecting PT’s strong cost focus.

In 1H12, Oi’s EBITDA reached Euro 450 million (R$ 1,087 million) compared to a contribution of Euro 285 million to consolidated EBITDA in 1H11. This increase reflects primarily the effect of the proportional consolidation in 1Q12 (Euro 227 million), partially offset by the impact of the depreciation of the Brazilian Real against the Euro in 2Q12 compared to 2Q11 (Euro 22 million). Adjusting for these effects, the contribution of Oi to PT’s consolidated EBITDA in 1H12 would have declined by Euro 39 million compared to 1H11, reflecting the decrease in service revenues and higher third party services costs and wages and salaries and notwithstanding an increase in other operating revenues. Oi’s EBITDA was proportionally consolidated as from 1 April 2011, based on the 25.6% direct and indirect stake that PT owns in Telemar Participações, the controlling shareholder of the Oi Group.

Other EBITDA increased by 44.6% y.o.y to Euro 76 million in 1H12 mainly due to: (1) the impact of the proportional consolidation of Contax in 1Q12 (Euro 14 million), and (2) the 23.3% and 4.3% y.o.y growth in Timor Telecom and MTC, respectively.

Fully and proportionally consolidated international assets represented 49.1% of PT’s EBITDA in 1H12. Brazilian businesses accounted for 41.8% of EBITDA in the period and fully consolidated African businesses accounted for 5.9%.

Net income

Post retirement benefits costs increased to Euro 29 million in 1H12 from Euro 26 million in 1H11, reflecting primarily the impact of the proportional consolidation of Oi in 1Q12 (Euro 1.5 million), as this business was proportionally consolidated only as from 1 April 2011.

Depreciation and amortisation costs increased by 17.9% y.o.y to Euro 683 million in 1H12, an increase of Euro 104 million, reflecting primarily the impact of the proportional consolidation of Oi and Contax in 1Q12 (Euro 161 million). Adjusting for this effect and the contribution of Dedic / GPTI in 1H11, depreciation and amortisation costs would have decreased by 8.5% in 1H12, explained by lower contributions from: (1) the Portuguese telecommunication businesses (Euro 16 million), and (2) Oi (Euro 39 million), including the impact of the depreciation of the Brazilian Real against the Euro (Euro 14 million).

Net other costs (gains) registered a gain of Euro 17 million in 1H12, including primarily the net compensation for prior years costs supported by PT with the universal service obligation under the Concession Agreement, partially offset by non-recurring provisions and adjustments for certain assets.

Net interest expenses increased to Euro 236 million in 1H12 as compared to Euro 81 million in 1H11, reflecting primarily the impact of the proportional consolidation of Oi, Contax and the Brazilian holding companies in 1Q12 (Euro 67 million), which were proporcionally consolidated only as from 1 April 2011. Adjusting for this effect, net interest expenses would have amounted to Euro 170 million in 1H12, an increase of Euro 88 million compared to 1H11, reflecting: (1) an Euro 51 million interest gain in 1Q11 on the cash deposits in Brazilian Reais that were used to pay the strategic investments in Oi and Contax on 28 March 2011, and (2) a higher contribution related to the proportional consolidation of Oi in 2Q12 compared to 2Q11 (Euro 27 million), reflecting the impact of the increase in its average net debt. Oi’s net debt increase is mainly explained by the dividend payment in May 2012 and the amounts paid to non-controlling shareholders in April 2012 in connection with the completion of its corporate simplification. The average cost of net debt from Portuguese operations stood at 3.9% in 1H12, compared to 3.5% in 1H11.

Equity in earnings of affiliates amounted to Euro 96 million in 1H12, as compared to Euro 122 million in 1H11. In 1H11, this caption includes a gain of Euro 38 million related to the disposal of the investment in UOL for a total consideration of Euro 156 million. Adjusting for this effect, equity accounting in earnings of affiliated companies would have increased from Euro 85 million in 1H11 to Euro 96 million in 1H12, reflecting primarily the improvement in earnings of Unitel and CTM.

Net other financial losses, which include net foreign currency gains, net losses on financial assets and net other financial expenses, decreased from Euro 69 million in 1H11 to Euro 47 million in 1H12, reflecting primarily lower net foreign currency exchange losses in 1H12, mainly due to the impact of a significant depreciation of the US Dollar against the Euro in 1H11 on net assets denominated in US Dollars. Additionally, the impact of the proportional consolidation of Oi, Contax and its controlling shareholders in 1Q12 (Euro 15 million) was offset by the financial taxes incurred in Brazil during 1Q11 in connection with the transfer of funds for the investment in Oi (Euro 14 million).

Income taxes decreased to Euro 89 million in 1H12, from Euro 96 million in 1H11, corresponding to an effective tax rate of 34.7% and 27.2%, respectively. This reduction primarily reflects the impact of the proportional consolidation of Oi and Contax in 1Q12, amounting to an income tax gain of Euro 13 million, and lower earnings from Portuguese operations.

Income attributable to non-controlling interests amounted to Euro 42 million in 1H12, including the impact of the proportional consolidation of Oi and Contax (Euro 3 million) in 1Q12. Adjusting for this effect, income attributable to non-controlling interests would have decreased to Euro 39 million in 1H12, compared to Euro 45 million in 1H11, reflecting a lower income attributable to non-controlling interests of Oi in 2Q12 compared to 2Q11 (Euro 7 million), as a result of the completion of its corporate simplification in March 2012.

Net income amounted to Euro 125 million in 1H12 compared to Euro 212 million in 1H11. This decrease is mainly explained by: (1) the gain of Euro 38 million recorded in 1Q11 related to the completion of the disposal of the investment in UOL, and (2) an increase in interest expenses primarily related to the increase in average net debt in Oi and to Euro 51 million interest gain recorded in 1Q11 on the cash deposits in Brazilian Reais that were used to pay the strategic investments in Oi and Contax on 28 March 2011.

Capex

Capex amounted to Euro 522 million in 1S12, equivalent to 15.6% of revenues and to an increase of Euro 104 million as compared to Euro 418 million in 1H11. This increase is primarily related to the proportional consolidation of Oi and Contax in 1Q12, partially offset by the contribution of Dedic / GPTI in 1H11, as this business was fully consolidated up to 30 June 2011 and then integrated in Contax. Excluding the impact of these changes in the consolidation perimeter, amounting to Euro 117 million, capex would have decreased by 3.1% y.o.y to Euro 396 million in 1H12, as a result of a lower capex from Portuguese telecommunication businesses (Euro 13 million), which stood at Euro 238 million in 1H12, and a lower contribution from Oi in 2Q12 compared to 2Q11 (Euro 20 million), mainly reflecting the impact of the depreciation of the Brazilian Real against the Euro. These effects were partially offset by an increase in capex from certain international operations, namely MTC (Euro 14 million), reflecting investments in an African submarine cable and 4G network, and CVT (Euro 6 million).

Capex by business segment	Euro million

	1H12	1H11	y.o.y
Portugal	238.4	250.9	(5.0)%
Brazil • Oi (1)	217.6	116.6	86.6%
Other	66.1	50.5	31.0%
Total capex	522.1	418.0	24.9%
Capex as % of revenues (%)	15.6	15.7	(0.1	)pp

(1) Oi’s capex excludes the acquisition of 4G licenses in 2Q12 for a total amount of R$ 400 million, equivalent to Euro 42 million proportionally consolidated by PT.

Capex from Portuguese telecommunication businesses decreased by 5.0% y.o.y to Euro 238 million in 1H12 and continued to be directed towards investments in future proof technologies, namely FTTH and 4G/LTE. Capex performance reflected the strong investments made during the last years, namely in 1H11, in the deployment of the FTTH network and the reinforcement of 3G and 3.5G networks in terms of coverage and capacity,  leading now to a decrease in technology capex, notwithstanding the investments in the deployment of the 4G network. PT has been strengthening its mobile data capabilities and its network quality by leveraging the existing FTTH deployment to boost its mobile network quality and lead the 4G roll-out in the Portuguese market. As from April 2012, PT has a 4G coverage of 80% and aims to increase it to 90% by the end of 2012. Capex from residential segment still increased due to an increase in customer-related capex as a result of strong customer growth in the last quarters.

In 1H12, Oi’s capex reached Euro 218 million (R$525 million) compared to Euro 117 million in 1H11. This increase reflects primarily the effect of the proportional consolidation of Oi in 1Q12 (Euro 121 million), partially offset by the impact of the depreciation of the Brazilian Real against the Euro in 2Q12 compared to 2Q11 (Euro 12 million). Adjusting for these effects, the contribution of Oi to PT’s consolidated capex in 1H12 would have stayed broadly flat compared to 1H11, notwithstanding the investment in expanding broadband and 3G coverage in 1H12.

In 1H12, other capex increased to Euro 66 million compared to Euro 50 million in 1H11. This performance is primarily explained by the impact of the proportional consolidation of Contax in 1Q12 (Euro 5 million) and by a higher capex at MTC (Euro 14 million), reflecting the investments in the African submarine cable and in 4G deployment, and at CVT (Euro 6 million). These effects were partially offset by the capex from Dedic/GPTI business in 1H11 (Euro 9 million), which was fully consolidated up to 30 June 2011 and then integrated in Contax.

Cash Flow

Operating cash flow decreased to Euro 287 million in 1H12 as  compared to Euro 525 million in 1H11. Excluding the impact of the proportional consolidation of Oi and Contax in 1Q12 (Euro 34 million), consolidated operating cash flow would have amounted to Euro 253 million in 1H12, a decrease of Euro 272 million mainly explained by lower a EBITDA minus Capex (Euro 78 million) and by a noteworthy increase in working capital investment (Euro 182 million), reflecting the one-off reduction in the payment cycle to certain suppliers undertaken in 4Q10 and a higher capex in 2Q11 compared to 2Q12, leading to a lower investment in working capital in 2011. The investment in working capital is usually higher in the first half of the year, and therefore cash flow is lower, as a result of capex payments related to capex realised in the last quarter of the year and the annual payments in March and April related to the maintenance FISTEL fees and the instalments of licenses and concessions, respectively, payable by Oi to Anatel.

Free cash flow (1)	Euro million

	1H12	1H11	y.o.y
EBITDA minus Capex	618.9	581.8	6.4%
Non-cash items (2)	79.2	54.2	46.2%
Change in working capital	(411.4)	(111.2)	270.1%
Operating cash flow	286.8	524.8	(45.4)%
Interests	(278.5)	(151.7)	83.5%
Net reimbursements (contributions) to pension funds	(21.1)	(9.2)	130.2%
Paym. to pre-retired, suspended employees and other	(71.2)	(81.4)	(12.5)%
Income taxes	(75.6)	(78.6)	(3.9)%
Dividends received	25.5	146.8	(82.6)%
Net disposal (acquisition) of financial investments (3)	0.0	111.5	n.m.
Other cash movements (4)	(224.6)	(145.4)	54.5%
Free cash flow	(358.7)	316.8	n.m.

(1) Free cash flow excludes the cash out-flow related to the investments in Oi and Contax (Euro 3,728 million in 1Q11). (2) The increase in this caption is primarily explained by the impact of the proportional consolidation of Oi in 1Q12. (3) This caption includes the disposal of the investment in UOL in 1Q11 for a total amount of Euro 155.5 million, partially offset by the acquisition of an investment in Allus in 2Q11 for a total amount of Euro 44 million. (4) The increase in this caption reflects mainly the payments of certain legal actions at Oi and Contax in 1Q12, partially offset by financial taxes incurred in 1Q11 related to the strategic investment in Oi.

Free cash flow amounted to negative Euro 359 million in 1H12 compared to Euro 317 million in 1H11 adjusted for the cash out-flow related to the acquisition of PT’s investment in Oi and Contax (Euro 3,728 million). This reduction is primarily explained by: (1) a lower operating cash flow (Euro 238 million) as referred to above; (2) the proceeds received in 1H11 from the disposal of the investment in UOL amounting to Euro 156 million; (3) dividends received from Unitel in 1H11 (Euro 126 million) relating to 2009 earnings; (4) an increase in payments regarding legal actions (Euro 75 million), primarily related to the proportional consolidation of Oi, and (5) an increase of Euro 127 million in interest payments, reflecting a higher contribution from Oi, Contax and its controlling shareholders (Euro 23 million), including the impact of its proportional consolidation in 1Q12 (Euro 10 million), and an increase at Portuguese businesses mainly related to the interest gain recorded in 1Q11 on the cash deposits in Brazilian Reais used to pay the strategic investments in Oi and Contax. These effects were partially offset by the acquisition of an investment in Allus by Contax in April 2011 (Euro 44 million).

Consolidated Net Debt

Consolidated net debt excluding the proportional consolidation of Oi, Contax and its controlling shareholders and the tax effect on the payments to the Portuguese State in connection with the pensions transaction, amounted to Euro 4,700 million as at 30 June 2012. Total consolidated net debt amounted to Euro 7,872 million as at 30 June 2012, as compared to Euro 6,613 million at the end of December 2011, an increase of Euro 1,259 million, reflecting: (1) dividends paid by PT to its shareholders (net of PT’s 20.64 million own shares and of PT’s stake in the shares held by Oi in PT), in relation to the 2011 fiscal year dividend of 65 cents per share, and by its subsidiaries to non-controlling interests; (2) the negative free cash flow generated in the period; (3) the amounts paid by Oi to non-controlling shareholders in connection with the completion of its corporate simplification process; (4) the payment by TMN regarding the LTE license in January 2012, and (5) the acquisition by Oi of PT’s own shares. These effects were partially offset by the impact of the depreciation of the Brazilian Real against the Euro.

Change in net debt	Euro million

	1H12	1H11
Net debt (initial balance)	6,612.8	2,099.8
Less: free cash flow	(358.7)	316.8
Acquisition of strategic investment in Oi and Contax	0.0	3,727.6
Translation effect on foreign currency debt	(137.2)	58.1
Dividends paid by PT	556.7	1,117.7
Changes in consolidation perimeter (Oi and Contax)	0.0	2,052.5
Oi’s corporate simplification	296.1	0.0
Acquisition of own shares	25.6	86.8
Other (1)	158.9	49.1
Net debt (final balance)	7,871.7	8,874.9
Less: TEF receivable	0.0	2,000.0
Less: Tax effect on unfunded post retirement benefits obligations (2)	226.1	226.1
Adjusted net debt (final balance)	7,645.6	6,648.8
Less: Net debt from Oi and Contax, inc. holding companies	2,945.5	2,379.8
Adjusted net debt exc. Oi and Contax (final balance)	4,700.2	4,269.0
Change in net debt	1,258.8	6,775.1
Change in net debt (%)	19.0%	322.7%

(1) In 1H12, this caption includes the payment related to LTE license. (2) Tax effect on pension debt due to the Portuguese State including Euro 113 million related to the 2011 contribution, which was accounted for as tax losses carried forward.

As at 30 June 2012, total consolidated gross debt amounted to Euro 10,790 million, of which 76.4% was medium and long-term and Euro 3,787 million relates to the impact of the proportional consolidation of Oi, Contax and its controlling shareholders. Excluding Brazil, gross debt amounted to Euro 7,003 million, of which 69.2% was medium and long-term and 77.3% was set at fixed rates.

Excluding the proportional consolidation of Oi and Contax, the amount of cash plus the Euro 400 million bonds issued on July 2012 and the undrawn amount of PT’s committed commercial paper lines and facilities totalled Euro 3,016 million at the end of June 2012, of which Euro 540 million was undrawn committed commercial paper lines and facilities. In 1H12, PT launched a Public Bond Subscription Offering in the Portuguese market for the general public, denominated “PT Fixed Rate Bonds 2012/2016”. The bonds have four-year term and receive a fixed interest rate of 6.25% (Gross Nominal Annual Rate) per year, to be paid semiannually. The initial offer size was Euro 250 million and was increased to Euro 400 million during the offering period. The settlement occurred on 26 July 2012. By the end of June 2012, PT has also renegotiated its largest credit facility having extended its maturity from March 2014 to July 2016. This credit facility now amounts to Euro 800 million. These transactions are part of PT’s financial strategy to extend debt maturities and to have diversified sources of financing to continue to reduce financial risks. PT is fully financed up to June 2016, thus enjoying a very solid funding position.

In 1H12, excluding the proportional consolidation of Oi and Contax, PT’s average cost of net debt stood at 3.9%, compared to 3.5% in 1H11, adjusted for the Euro 51 million interest gain on cash deposits related to the strategic investment in Oi. Cost of gross debt stood at 4.3% in 1H12, remaining stable when compared to 1H11 and 2011. As at 30 June 2012, the maturity of PT’s net debt, including Oi and Contax, was 5.3 years.

Post Retirement Benefits Obligations

As at 30 June 2012, the projected post retirement benefits obligations (PBO) from Portuguese businesses related to pensions and healthcare amounted to Euro 473 million and the market value of assets under management amounted to Euro 357 million, compared to Euro 474 million and Euro 345 million as at 31 December 2011, respectively. In addition, PT had liabilities in the form of salaries due to suspended and pre-retired employees amounting to Euro 760 million as at 30 June 2012, which are not subject to any legal funding requirement. These monthly salaries are paid directly by PT to the beneficiaries until retirement age. As a result, total gross unfunded obligations from Portuguese businesses amounted to Euro 876 million and after-tax unfunded obligations amounted to Euro 657 million. PT’s post retirement benefits plans for pensions and healthcare in Portugal are closed to new participants. In addition, PT proportionally consolidates Oi’s net post retirement benefit obligations, which amounted to Euro 51 million as at 30 June 2012 and Euro 62 million as at 31 December 2011.

Post retirement benefits obligations	Euro million

	30 June 2012	31 December 2011
Pensions obligations	119.7	121.6
Healthcare obligations	352.9	352.6
PBO of pension and healthcare obligations	472.6	474.1
Market value of funds (1)	(356.5)	(344.7)
Unfunded pensions and healthcare obligations	116.1	129.4
Salaries to suspended and pre-retired employees	760.1	782.5
Gross unfunded obligations from Portuguese businesses	876.2	911.9
After-tax unfunded obligations from Portuguese businesses	657.1	683.9
Gross unfunded obligations at Oi	50.6	61.7
Unrecognised prior years service gains	16.0	16.8
Accrued post retirement benefits	942.8	990.4

(1) The increase in the market value of funds resulted mainly from the positive performance of assets under management amounting to Euro 29.2 million (equivalent to positive 8.5% in 1H12), that more than offset the payments of supplements of Euro 4.1 million and the refund of healthcare expenses (Euro 14.4 million).

Total gross unfunded obligations from Portuguese businesses decreased by Euro 36 million in 1H12 to Euro 876 million as at 30 June 2012, primarily as a result of salary payments to suspended and pre-retired employees, that amounted to Euro 71 million, partially offset by the recognition of post retirement benefit costs and net actuarial losses amounting to Euro 15 million and Euro 16 million, respectively. Unfunded obligations from Oi decreased from Euro 62 million as at 31 December 2011 to Euro 51 million as at 30 June 2012, reflecting primarily a contribution of Euro 10 million made in January 2012 to cover the deficit position of the BrTPREV pension plan.

Change in gross unfunded obligations	Euro million

	1H12	1H11
Gross unfunded obligations (initial balance)	973.7	948.6
Changes in the consolidation perimeter	0.0	52.5
Post retirement benefits costs (PRB) (1)	18.1	16.8
Curtailment cost	0.9	5.6
Net reimbursements (contributions) to pension funds (2)	(6.9)	0.5
Salary payments to pre-retired, suspended employees and other	(71.2)	(81.4)
Net actuarial (gains) losses	15.6	0.8
Foreign currency translation adjustments	(3.4)	1.1
Gross unfunded obligations (final balance)	926.8	944.4

(1) In 1H12 and 1H11, this caption excludes the service cost related to active employees transferred to the Portuguese State amounting to Euro 11.4 million and Euro 10.4 million, respectively. (2) In 1H12, this caption includes primarily contributions to pension funds made by Oi (Euro 10.4 million) and refunds net of healthcare expenses paid regarding healthcare plans from Portuguese operations (Euro 5.0 million). In 1H11, this caption includes refunds net of healthcare expenses amounting to Euro 2.5 million.

Post retirement benefits costs increased to Euro 29 million in 1H12 from Euro 26 million in 1H11, reflecting primarily the impact of the proportional consolidation of Oi in 1Q12 (Euro 1 million), as this business was proportionally consolidated only as from 1 April 2011, and an increase in the cost related to the annual service of active and suspended employees that were entitled to pension benefits under PT’s pension plans that were transfered to the Portuguese State in December 2010 (Euro 1 million). Net actuarial losses amounted to Euro 16 million in 1H12 and Euro 1 million in 1H11 and relate to Portuguese businesses. In 1H12, net actuarial losses include: (1) a loss of Euro 35 million related to the estimated impact of the adoption of Dec-Law 85-A/2012, which suspended the early retirement regime during the financial assistance programme to Portugal, resulting in higher payments to pre-retired and suspended employees up to retirement age, and (2) a gain of Euro 19 million corresponding to the difference between actual (+8.5%) and estimated (+3.0%) return on plan assets. Net actuarial losses recorded in 1H11 include:  (1) a gain of Euro 36 million corresponding to the impact of the revision of the discount rate actuarial assumption, which was increased from 4.75% to 5.50% for healthcare benefits and from 4.75% to 5.00% for pension complements, and (2) a loss of Euro 37 million corresponding to the difference between actual (-5.5%) and estimated (+3.0%) return on plan assets.

Equity

Change in shareholders’ equity (excluding non-controlling interests)	Euro million

1H12
Equity before non-controlling interests (initial balance)	2,828.1
Net income	125.2
Net currency translation adjustments	(206.3)
Dividends paid by PT	(371.9)
Net actuarial gains (losses), net of taxes	(11.7)
Other (1)	41.5
Equity before non-controlling interests (final balance)	2,404.9
Change in equity before non-controlling interests	(423.2)
Change in equity before non-controlling interests (%)	(15.0)%

(1) This caption includes primarily a gain recorded directly in shareholders’ equity as a result of the corporate simplification of the Oi Group.

As at 30 June 2012, shareholders’ equity excluding non-controlling interests amounted to Euro 2,405 million, a decrease of Euro 423 million in 1H12. This decrease is primarily explained by: (1) the 43.5 cents dividend per share paid in May 2012 (Euro 372 million), corresponding to the second instalment of the 2011 fiscal year dividend (65 cents per share), following the interim dividend payment of 21.5 cents per share paid in January 2012; (2) negative foreign currency translation adjustments (Euro 206 million), mainly related to the impact of the depreciation of the Brazilian Real against the Euro; and (3) net actuarial losses recognised in the period (Euro 12 million, net of tax effect). These effects were partially offset by the net income generated in the period of Euro 125 million and a gain recorded directly in shareholders’ equity in connection with Oi’s corporate simplification.

Consolidated Statement of Financial Position

Total assets decreased from Euro 23.2 billion as at 31 December 2011 to Euro 19.9 billion as at 30 June 2012, primarily reflecting: (1) the repayment of the Euro 1.3 billion Eurobond issued in March 2005; (2) the impact of the depreciation of the Brazilian Real against the Euro (Euro 0.7 billion); (3) the dividends paid by PT to its shareholders (Euro 0.6 billion), corresponding to the 2011 fiscal year dividend of 65 cents per share, and (4) the amounts paid by Oi to non-controlling shareholders in connection with the completion of its corporate simplification process (Euro 0.3 billion). Total liabilities decreased from Euro 19.4 billion to Euro 17.0 billion, reflecting primarily the repayment of the March 2005 Eurobond (Euro 1.3 billion) and the impact of the depreciation of the Brazilian Real against the Euro (Euro 0.5 billion).

Consolidated statement of financial position	Euro million

		31 December 2011
	30 June 2012	restated
Cash and equivalents	2,918.1	5,668.1
Accounts receivable, net	1,881.7	1,936.3
Inventories, net	152.0	133.5
Judicial Deposits	1,162.1	1,084.1
Financial investments	641.5	556.3
Intangible assets, net	5,299.4	5,629.8
Tangible assets, net	6,004.2	6,228.6
Accrued post retirement asset	13.6	13.6
Other assets	483.7	579.5
Deferred tax assets and prepaid expenses	1,387.8	1,346.5
Total assets	19,944.1	23,176.4
Accounts payable	1,169.8	1,446.2
Gross debt	10,789.8	12,281.0
Accrued post retirement liability	956.3	1,004.1
Other liabilities	2,786.0	3,337.9
Deferred tax liabilities and deferred income	1,269.4	1,365.1
Total liabilities	16,971.4	19,434.2
Equity before non-controlling interests	2,404.9	2,828.1
Non-controlling interests	567.8	914.1
Total shareholders’ equity	2,972.7	3,742.2
Total liabilities and shareholders’ equity	19,944.1	23,176.4

02

Business performance

Portuguese Telecommunication Businesses

In 1H12, the Portuguese telecommunication businesses continued to show steady customer growth, with the fixed retail customers growing by 6.7% y.o.y to 4,940 thousand (net additions reached 145 thousand), while mobile customers were up by 0.6% y.o.y to 7,380 thousand (63 thousand net losses with postpaid reaching 79 thousand net additions).

Portuguese operating data

	1H12	1H11	y.o.y
Fixed retail accesses (‘000)	4,940	4,632	6.7%
PSTN/ISDN	2,615	2,672	(2.2)%
Broadband customers	1,169	1,040	12.3%
Pay-TV customers	1,157	919	25.8%
Mobile Customers (‘000)	7,380	7,334	0.6%
Postpaid	2,456	2,318	6.0%
Prepaid	4,924	5,016	(1.8)%
Net additions (‘000)
Fixed retail accesses	145	105	37.7%
PSTN/ISDN	(33)	(23)	(43.0)%
Broadband customers	63	39	62.6%
Pay-TV customers	115	89	28.2%
Mobile Customers	(63)	(85)	25.7%
Postpaid	79	28	186.0%
Prepaid	(142)	(113)	(25.9)%
Data as % of mobile service revenues (%)	31.6	27.3	4.2	pp

Growth of fixed retail customers was underpinned by a solid performance of Meo, PT’s pay-TV service, anchored on the back of a very differentiated value proposition, which leverages on an innovative non-linear pay-TV service offering a seamless multiscreen experience with live TV channels, video on demand, games and music on demand available on multiple devices.

In 1H12, pay-TV customers were up by 25.8% y.o.y to 1,157 thousand, a resilient performance representing net additions of 115 thousand in 1H12 (+28.2% y.o.y). This continued steady customer growth clearly confirmes the continued success and the attractiveness of Meo in the Portuguese market. This strong performance of pay-TV underpinned a solid growth of fixed broadband customers, which were up by 12.3% yo.y to 1,169 thousand (63 thousand net adds in 1H12). PT’s triple-play customers (voice, broadband and pay-TV) grew by 31% y.o.y, having reached 766 thousand in 1H12 (+86 thousand net adds), having extended PT’s and Meo leadership in the triple-play market.

Mobile customers benefited from the performance of postpaid customers, which grew by 6.0% y.o.y (79 thousand net adds in 1H12) benefiting from the growth of the “unlimited” tariff plan. The “e nunca mais acaba” tariff plan, which reached 954 thousand customers in 1H12, as well as the wireless broadband customers, also continued to show solid growth trends.

Residential

Residential retail accesses or retail revenue generating units (RGUs) increased by 9.9% y.o.y, reaching 3,714 thousand, with pay-TV and broadband accesses already accounting for 55% of total residential retail accesses as at 30 June 2012. In 1H12, retail net additions reached 157 thousand, as a result of the growth of the pay-TV service, which accounted for 104 thousand net additions, bringing the total pay-TV residential customers to 1,076 thousand (up by 25.5% y.o.y). Fixed broadband net additions in the quarter stood at 55 thousand, with the residential broadband customer base growing by 13.7% y.o.y to 966 thousand. Residential PSTN/ISDN lines stood at 1,672 thousand lines, remained broadly flat in 1H12, reflecting the positive impact of the triple-play offers and notwithstanding aggressive commercial offers by the main competitor. In 1H12, PT’s residential segment continued to show growth in unique customers, which reached 1,863 thousand (+0.6% y.o.y). Residential revenue generating units per unique customer stood at 2.0, up by 9.3% y.o.y reflecting the continued success of Meo’s triple-play offer. As a result of this success, residential ARPU was up by 3.2% y.o.y to Euro 31.6 in 1H12. This performance is even more noteworthy as it was achieved against a backdrop of: (1) a challenging economic environment, which leads to some pressure on those services that are more exposed to the economic environment, such as premium and thematic channels, video on demand and other value added services, and (2) aggressive commercial stance by certain competitors on voice promotions and low-end offers.

Residential operating data

	1H12	1H11	y.o.y
Fixed retail accesses (‘000)	3,714	3,378	9.9%
PSTN/ISDN	1,672	1,671	0.1%
Broadband customers	966	849	13.7%
Pay-TV customers	1,076	858	25.5%
Unique customers	1,863	1,853	0.6%
Net additions (‘000)
Fixed retail accesses	157	121	29.3%
PSTN/ISDN	(2)	(2)	2.4%
Broadband customers	55	40	36.3%
Pay-TV customers	104	83	25.1%
ARPU (Euro)	31.6	30.6	3.2%
Non-voice revenues as % of revenues (%)	62.9	57.5	5.4	pp

The solid growth of residential customers is clearly supported by the success of Meo, PT’s innovative pay-TV service that has already moved towards a seamless multiscreen experience, with live TV channels,  games, music and video-on-demand on all screens. Meo delivers a highly differentiated content proposition, with more than 150 TV channels, including exclusive content, HD and 3D channels, thousands of VoD titles and interactivity over anchor programmes (e.g. Ídolos, Secret Story, Biggest Looser). Meo also offers a marketplace of advanced interactive applications, available through the “blue button” on the Meo remote control and, covering multiple categories such as: (1) News, including a personalised newscast app, developed in partnership with RTP; and the Sapo Kiosk application featuring the daily covers of all local and several international newspapers and magazines; (2) Sports, including a football app, a surf app, and specific sports channel applications such as the BenficaTV app and the SportTV app; (3) Music, including MusicBox, a multiscreen music streaming service; Meo Radios, a radio streaming service and Meo Karaoke, an application that offers Meo customers to possibility subscribe and sing to a wide catalogue of local and international hits; (4) Kids, including an all encompassing childrens portal where kids can access channels, VoD content, music clips, karaoke, games and tailored educational content; (5) Convenience, including apps for weather, traffic, pharmacies, and several others, and (6) Personal content, including the online photo storage app.

Meo continued to innovate by launching Sapo Voucher app, the first interactive TV app allowing financial transactions and TV advertisement interaction. Meo also launched Twitter on TV, which can be accessed through the “blue button” on the Meo Remote Control, allowing Meo customers to tweet while watching TV shows.

Under a clear and strong strategy for content differentiation through interactivity, that Meo has been pursuing, it launched a new interactive application over one of the most successful youth TV series in Portugal, “Morangos com Açucar”, developed in partnership with TVI, a free-to-air channel. This application, besides giving access to much exclusive and backstage content, it also gives fans the possibility to preview episodes for Euro 0.90. In July 2012, Meo also announced  the transformation of the most watched local payTV channel — SIC Notícias. As a result of a profound content and technological partnership between PT  and Impresa (a large media group in Portugal, owning several print publications and the SIC free-to-air channel as well as several SIC pay-TV channels), Meo will be launching a transformed SIC Notícias in 4Q12 whereby the channel will re-emerge as a completely interactive channel — an exclusive experience for Meo customers. These apps will be made availble on multiple screens, including the TV, PC, tablet and smartphone.

Meo also announced three new exclusive channels to be added to its grid: (1) “Correio da Manhã TV”, in partnership with Cofina, the owner of several newspapers and magazines in Portugal, including the most widely read newspaper in Portugal, “Correio da Manhã”; (2) “A Bola TV”, a comprehensive and diverse sports information channel with interactive and multiscreen content, which leverages the brand of a well known and leading sports newspaper, and (3) “TVI Ficção”, an entertainment channel produced by TVI, the free-to-air channel, featuring local fiction from the well established TVI production house.

Operating revenues in the Residential customer segment reached Euro 355 million in 1H12, up by 4.9% y.o.y, confirming an accelerated quarterly trend (+5.1% y.o.y in 2Q12, +4.6% y.o.y in1Q12 and +3.9% y.o.y in 4Q11). This solid growth was achieved on the back of the continued strong performance of Meo triple-play offer (voice, broadband and pay-TV) and benefiting from a relentless effort to transform PT’s residential service offering from a legacy fixed telephone to a triple play offering, which is highly differentiated and more competitive and also more resilient to unfavorable economic conditions. As a result of this success, the weight of non-voice services in Residential stood at 62.9% in 1H12 (+5.4pp y.o.y) and the weight of flat revenues stood at 86.7% (+1.9pp y.o.y).

Personal

Mobile Personal customers, including voice and broadband customers, declined by 1.1% y.o.y in 1H12 (135 thousand net disconnections in the period) with the increase in postpaid customers (+3.1% y.o.y) not compensating the decline in prepaid customers (-2.0% y.o.y). TMN continued to show a solid performance in postpaid customers, leveraging on the commercial success of the “Unlimited” tariff plans and on the continued growth of mobile broadband customers. The performance of the “e nunca mais acaba” tariff plans continued to benefit prepaid customers performance. The flat-fee tariff plans already represented 21.4% of mobile Personal customer base by the end of June 2012, an increase of 4.1pp y.o.y.

Personal operating data

	1H12	1H11	y.o.y
Mobile Customers (‘000)	5,797	5,860	(1.1)%
Postpaid	1,073	1,040	3.1%
Prepaid	4,724	4,820	(2.0)%
Net additions (‘000)	(135)	(103)	(30.9)%
Postpaid	9	19	(50.9)%
Prepaid	(144)	(122)	(18.2)%
MOU (minutes)	92	87	6.5%
ARPU (Euro)	8.7	9.6	(8.9)%
Customer	8.0	8.6	(7.2)%
Interconnection	0.8	1.0	(22.9)%
SARC (Euro)	28.5	26.9	6.0%
Data as % of service revenues (%)	32.9	31.1	1.8	pp

PT’s strategy for the Personal customer segment is anchored on mobile data offers based on high quality network offering best in class coverage and high capacity to meet customer demand for increasingly higher bandwidth and provide the best quality of service in the market. TMN’s commercial offers include: (1) voice and data tariff plans designed to integrate seamlessly unlimited voice and data plans targeted at the high value postpaid segments and, in the prepaid segment, to prevent migration to the low value tariff plans by offering additional voice and data services; (2) distinctive smartphone offering leveraging on a comprehensive portfolio of circa 30 smartphones, including exclusive handsets, and on innovative value added and convergent services to use on-the-go (mobile TV, music on demand, social network aggregator), and (3) mobile broadband competitive offers of up to 100Mbps speed, on 4G, and offering free access to PT’s leading national Wi-Fi network.

On March 2012, PT unveiled its 4G strategy, by launching a mobile broadband offer that structurally changes the market as it: (1) allows speeds of up to 100Mbps; (2) includes access to live TV channels, through Meo Go, and to music streaming service, through MusicBox, and (3) allows to share the traffic among various devices, including the PC, through a wireless dongle, the tablet and the smartphone. As at launch, PT’s 4G service was available to 20% of the Portuguese population and this coverage was enlarged to 80% of the population by April 2012, when the 800MHz spectrum was made available. This coverage will be increased further to 90% of the population by the end of 2012. PT is marketing its 4G mobile broadband services through the TMN 4G and Meo 4G brands, aiming at leveraging on the various attributes and strengths of each brand. The commercial offers have speeds from 50Mbps to 100Mbps and monthly retail prices that start at Euro 49.99, with a 50% discount for early adopters during a 24-month period, and include the MusicBox service for free. TMN 4G or Meo 4G customers that are also Meo customers have free access to 50 live TV channels through the Meo Go service. Otherwise the Meo Go service has a retail price of Euro 7.99 per month.

In 1H12, customer revenue in the Personal segment declined by 8.0% y.o.y to Euro 281 million, showing a broadly stable quarterly performance (2Q12: -8.0% y.o.y; 1Q12: -8.1% y.o.y; 4Q11: -7.7% y.o.y; 3Q11: -6.8% y.o.y and 2Q11: -8.9% y.o.y). This performance was impacted by challenging economic conditions, which are being translated to lower consumer confidence and continuous pricing aggressiveness both in voice and wireless broadband. Customer revenues also reflected lower revenues derived from mobile broadband services against a backdrop of high popularity of fixed broadband and price competition, and notwithstanding the growth of “internetnotelemóvel” revenues, particularly in prepaid services. Service revenues in the Personal customer segment declined by 9.6% in 1H12, as a result of the decline in interconnection revenues (-23.6% y.o.y to Euro 27 million in 1H12), which reflect the regulated declines in MTRs, that declined to Euro 2.77 cents as from 7 May 2012 and to Euro 2.27 cents as from 30 June 2012. ARPU of the personal segment stood at Euro 8.7 (-8.9% y.o.y). The weight of non-voice revenues in service revenues stood at 32.9% in 1H12 (+1.8pp y.o.y), reflecting the solid performance of data packages “internetnotelemovel”, which continued to show strong growth, on the back of the commercial success of the “unlimited” and “e nunca mais acaba” tariff plans and leveraging on the increased penetration of smartphones. This growth of “internetnotelemovel” is partially offsetting the pressure on mobile broadband revenues. In the last quarters,  personal revenue trends have improved sequentially (-9.0% y.o.y in 2Q12, -9.8% y.o.y in 1Q12, -10.7% y.o.y in 4Q11 and -10.8% y.o.y in 3Q11).

Enterprise

The Enterprise customer segment includes mobile and fixed, voice and data and IT convergent and integrated offers provided to large corporates and to small and medium size businesses. In this customer segment, PT aims at growing its revenue base beyond connectivity by seizing the ICT opportunity on the back of cutting-edge solutions for companies and future-proof data centre investments to meet demand for high bandwidth services and virtualisation.

The value proposition for corporate customers is anchored on the following pillars: (1) maximise value from traditional telecommunication services by up selling additional services, including fixed-mobile convergence on FTTH to push for VPN, LAN management and video services; (2) IT transformation accelerated by cloud computing, where PT aims at leveraging on partnerships with key suppliers to enable business process transformation and significant cost reductions to the enterprise customers; (3) leverage on specialisation to seize gains from scale, including focus on outsourcing and BPO to improve productivity, and (4) introduce a business consulting approach in order to extend the services provided to corporations to video, multiscreen and highly differentiated convergent services.

In the SME customer segment, PT aims at integrating its service offerings, including bundling fixed and mobile and voice and data offers with access to subsidised equipment (PCs, PBX, smartphones and tablets), while at the same time making available vertical solutions to specific sectors (ex: restaurants and coffee-shops, retail, healthcare). In the SME segment, the main strategic priority during 2011 was to increase the commercial proactivity focusing on the growth of core products.

During 1H12, PT also continued to invest significantly on its cloud computing offering both for corporates and SMEs, making now available structured offers, branded SmartcloudPT, that include infrastructure as a service (IaaS), platform as a service (PaaS) and software as a service (SaaS).

Enterprise operating data

	1H12	1H11	y.o.y
Fixed retail accesses (‘000)	1,033	1,102	(6.2)%
PSTN/ISDN	754	853	(11.6)%
Broadband customers	201	189	6.4%
Pay-TV customers	79	60	31.1%
Retail RGU per access	1.37	1.29	6.1%
Mobile Customers (‘000)	1,521	1,407	8.1%
Net additions (‘000)
Fixed retail accesses	(54)	(15)	(262.2)%
PSTN/ISDN	(73)	(20)	(270.6)%
Broadband customers	8	(2)	n.m.
Pay-TV customers	11	6	69.1%
Mobile Customers	75	18	n.m.
ARPU (Euro)	24.4	26.6	(8.5)%
Non-voice revenues as % of revenues (%)	48.0	46.0	2.0	pp

Operating revenues of the Enterprise customer segment declined by 9.3% y.o.y to Euro 452 million in 1H12, showing a quarterly sequential improvement (-8.8% y.o.y in 2Q12 and -9.8% y.o.y in 1Q12), penalised by the economic environment as: (1) large corporate and public administration are focusing on cost reductions, which translate to price and consumption pressure, and are also avoiding significant investments in new projects, and (2) small and medium businesses, which were still showing some resilience in 2011, are now more penalised by the economic and financing context. Notwithstanding the economic backdrop, PT maintained a solid leadership both in large corporates and in small and medium size businesses, anchored on its distinctive products and services to both market segments as referred to above. In 1H12, non-voice services represented 48.0% of Enterprise retail revenues, up by 2.0pp y.o.y.

Consolidated financial performance in Portugal

In 1H12, revenues from Portuguese telecommunication businesses declined by 5.8% y.o.y to Euro 1,358 million. This performance reflected the revenue decline at the Enterprise and Personal customer segments (Euro 46 million and Euro 35 million, respectively), against challenging economic conditions, and lower revenues from the directories business (Euro 5 million), that more than compensated the 4.9% y.o.y increase in the Residential customer segment (Euro 16 million). In 1H12, revenues in Portugal were also penalised by adverse regulation movements, including lower MTRs and roaming. Excluding regulation effects, revenues would have decreased by 4.8% y.o.y in 1H12.

Against revenue pressure in the Portuguese telecommunication businesses, the measures implemented to control costs and the transformation initiatives that are taking place are allowing PT to reduce costs and maintain margins above 45%.

Portuguese telecommunication operations income statement	Euro million

	1H12	1H11	y.o.y
Operating revenues	1,358.5	1,442.6	(5.8)%
Residential	355.5	339.0	4.9%
Service revenues	347.9	333.5	4.3%
Sales and other revenues	7.6	5.5	38.0%
Personal	339.7	374.9	(9.4)%
Service revenues	308.3	341.2	(9.6)%
Customer revenues	281.3	305.8	(8.0)%
Interconnection revenues	27.0	35.4	(23.6)%
Sales and other	31.3	33.7	(7.0)%
Enterprise	452.3	498.7	(9.3)%
Wholesale, other and eliminations	211.0	230.0	(8.3)%
Operating costs	743.4	779.6	(4.7)%
Wages and salaries	120.6	125.6	(4.0)%
Direct costs	226.3	238.6	(5.1)%
Commercial costs	142.4	143.6	(0.8)%
Other operating costs	254.0	271.8	(6.6)%
EBITDA (1)	615.1	663.0	(7.2)%
Post retirement benefits	26.2	24.8	5.7%
Depreciation and amortisation	335.3	351.5	(4.6)%
Income from operations (2)	253.6	286.7	(11.5)%
EBITDA margin	45.3%	46.0%	(0.7	)pp
Capex	238.4	250.9	(5.0)%
Capex as % of revenues	17.5%	17.4%	0.2	pp
EBITDA minus Capex	376.7	412.1	(8.6)%

(1) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (2) Income from operations = Income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

In 1H12, operating costs excluding D&A declined by 4.7% y.o.y (Euro 36 million) to Euro 743 million. Wages and salaries declined by 4.0% y.o.y (Euro 5 million) to Euro 121 million, as a result of the focus on cost cutting, including: (1) lower variable and overtime remunerations; (2) higher efficiency levels in certain internal processes, and (3) lower personnel costs as a result of the restructuring plan implemented in 4Q11. Direct costs were down 5.1% y.o.y in 1H12 (Euro 12 million) to Euro 226 million, reflecting mainly: (1) lower traffic costs at TMN, following the impact of the regulatory MTR cuts and lower roaming interconnection costs, and (2) lower costs associated with the directories business. In 1H12, notwithstanding continued customer growth, programming costs increased only by 2.2% y.o.y to Euro 61 million, while programming costs per customer declined by 19% y.o.y. Commercial costs decreased by 0.8% y.o.y in 1H12 to Euro 142 million, reflecting lower costs of products sold and marketing and publicity. Other operating expenses decreased by 6.6% y.o.y in 1H12 to Euro 254 million, explained by lower maintenance and repairs, following the rollout of PT’s FTTH network, and lower support services. Structural costs benefits of the FTTH network and the extensive field force transformation programme are now visible with improved quality of service and lower cost structure.

In 1H12, EBITDA in Portugal stood at Euro 615 million (-7.2% y.o.y) with a margin of 45.3% (-0.7pp y.o.y), reflecting a very solid focus on cost cutting and profitability. EBITDA performance reflected the decline in service revenues (Euro 84 million), which have a higher operating leverage. In effect, service revenues less direct costs declined by Euro 72 million, while EBITDA only declined by Euro 48 million.

In 1H12, capex decreased by 5.0% y.o.y to Euro 238 million, while customer related capex stood at Euro 95 million (+18% y.o.y), representing 40% of total capex in Portugal, as a result of customer growth in the last quarters in the residential segment that more than compensated lower unitary equipment costs. Infrastructure capex was down by 13% y.o.y to Euro 111 million explained by the strong investments made during the last years, namely in 1H11, in the deployment of the FTTH network and the reinforcement of 3G and 3.5G networks in terms of coverage and capacity, leading now to a decrease in technology capex, notwithstanding the investments in the deployment of the 4G network. Going forward, and particularly in 2012, PT’s Portuguese telecommunication businesses capex will tend do decline double digit as PT’s FTTH rollout will be concluded and notwithstanding the full rollout of PT’s LTE networks in 2012. Capex in the Portuguese telecommunications business should decline by circa Euro 100 million in 2012, when compared to 2011.

International Businesses

Oi

Oi has reorganised its business units in order to move its focus from product to customer segments, having defined three main customer segments and priorities: (1) residential: aiming at leveraging the largest residential customer base in Brazil; (2) personal mobility: aimed at improving the competitiveness to improve market share, and (3) corporate and SMEs: focused on maintaining the leadership position in the segment and penetrate new markets. As part of Oi’s reorganisation, the company is also implementing a more aggressive commercial strategy, implementing regional commercial structures, restructuring its distribution network and stepping up investments in network and innovation.

In 2Q12, Oi’s revenue generating units (RGUs) stood at 72,334 thousand, up by 9.7% y.o.y, including: 18,037 thousand residential RGUs (-0.2% y.o.y), 45,198 thousand personal mobile customers, which grew by 15.1% y.o.y and 8,370 thousand enterprises RGUs, up by 7.5% y.o.y.

In 2Q12, in the residential segment, Oi showed a clear deceleration in the trend of line loss and an aceleration of broadband and pay-TV growth, which contributed to the turnaround of the historical wireline trends, underpinned by the strengthening of convergent offers and increased broadband speeds.

Oi has strengthened its portfolio by launching a fixed triple play offer, including a more atractive pay-TV offering for its broadband customers. Oi has also reinforced its TV offering by expanding the coverage of the free-to-air Globo TV and including additional content, namely the Bloomberg channel, ESPN Brasil and other entertainment channels. Oi TV Mais is now the most comprehensive offering in the market with 45 channels, including 8 sports channels, at R$29.90 per month, for the initial 3 months, for Oi Velox or Oi Conta Total customers, underpinning pay-TV customers performance. In 2Q12, Oi’s TV customers reached 487 thousand, up by 36.0% y.o.y and 23.0% q.o.q, with 91 thousand net additions.  In terms of increased broadband speeds, the average internet bandwidth in 2Q12 stood at 2.7 Mbps (+29% y.o.y) and 26.5% of fixed broadband customers already have offers with speeds of more than 5 Mbps, as compared to 24.1% in 1Q12. Additionally, approximately 50% of the customers with more than 5Mbps, already have speeds higher than 10 Mbps. Oi’s residential broadband customers reached 4,806 thousand (+16.4% y.o.y and 4.2% q.o.q) and the total number of fixed broadband customers (residential plus corporate and SMEs) reached 5,332 thousand customers (+14.9% y.o.y and 3.6% q.o.q). This performance is explained by: (1) the investments in coverage and quality of network; (2) the repositioning of broadband offering; (3) the new installation process, and (4) the strengthening of distribution channels.

Oi operating data

	2Q12	2Q11	y.o.y
Residential RGUs (‘000)	18,037	18,072	(0.2)%
Fixed lines	12,744	13,585	(6.2)%
Fixed broadband	4,806	4,128	16.4%
Pay-TV	487	358	36.0%
ARPU (R$)	64.5	65.5	(1.5)%
Personal Mobility RGUs (‘000)	45,198	39,260	15.1%
Prepaid customers	39,407	34,437	14.4%
Postpaid customers + Oi controle	5,791	4,823	20.1%
ARPU (R$)	21.4	21.6	(0.9)%
Enterprises RGUs (‘000)	8,370	7,783	7.5%
Fixed lines	5,249	4,989	5.2%
Broadband	526	513	2.5%
Mobile	2,596	2,280	13.9%
Other (‘000)	729	825	(11.6)%
RGUs (‘000)	72,334	65,939	9.7%

Oi’s mobile customers stood at 47,794 thousand (+15.1% y.o.y), with net additions of 1,303 thousand in 2Q12 and gross additions of 6,173 thousand. In the Personal Mobility segment, Oi’s mobile customers stood at 45,198 (+15.1% y.o.y) with net additions of 1,092 thousand and gross additions of 5.7 million in 2Q12. Oi is focusing on postpaid growth and increasing prepaid profitability. In the Personal Mobility, postpaid customers increased by 20.1% y.o.y, reaching 5,791 thousand customers in 2Q12, with net additions of 221 thousand. This performance was achieved on the back of strenghtening Oi’s offering by launching the new plans, that include in addition to voice, unlimited Oi WiFi and special services and discounts in data packages and SMS, aimed at increasing customer retention. Prepaid customers stood at 39,407 thousand in 2Q12, increasing by 14.4% y.o.y and representing 87.2% of Oi’s Personal Mobility customer base. This performance was underpinned by the restructuring of Oi’s prepaid tariff plans that took place in 1Q12, making its offering clearer and simpler to communicate, including daily bonuses, which are dependent on the amount of the recharges, that may be used for on-net and off-net SMS and local and long distance calls to Oi Mobile and Oi Fixed.

Oi’s enterprise customers stood at 8,370 thousand in 2Q12, increasing by 7.5% y.o.y, underpinned by mobile and data growth, namely 2G and 3G dongles. For the large corporate segment, during the quarter, Oi has launched several initiatives, such as: (1) the launch of Oi Gestão, Oi’s new solution to address IT and Telecom services; (2) the beginning of the execution plan to address the Sao Paulo market, and (3) the redesign of customer service model.

The initiatives in place to strengthen the distribution channels, such as the increase of own stores, changes in the commissions model and more training of sales agents, also contributed to underpin the operational performance in the last quarters accross all segments.

In 1H12, Oi’s pro-forma consolidated net revenues, as prepared by Oi, declined by 2.1% y.o.y to R$ 13,711 million.

Oi consolidated revenues	R$ million, 100%

	1H12	1H11	y.o.y
Residential	4,895	5,415	(9.6)%
Personal Mobility	4,335	3,956	9.6%
Services	3,034	2,793	8.6%
Network Usage	1,142	1,153	(1.0)%
Sales of handsets, sim cards and others	159	10	n.m.
Enterprises	4,181	4,249	(1.6)%
Other services	300	390	(23.1)%
Pro-forma consolidated net revenues	13,711	14,010	(2.1)%

In 1H12, Oi’s residential revenues declined by 9.6% y.o.y to R$ 4,895 million, showing a strong quarterly improvement (-7.6% y.o.y in 2Q12 and -11.5% y.o.y in 1Q12). Residential revenue performance is mainly explained by lower fixed voice revenues, that more than compensated the increase in broadband and pay-TV revenues, underpinned by the increase in Oi Velox and pay-TV customers base and lower churn. Residential fixed voice revenues had a positive evolution on a quarter basis, with 2Q12 representing the best performance since 2010.

Oi’s personal mobility revenues stood at R$ 4,335 million, having increased by 9.6% y.o.y in 1H12, on the back of: (1) higher revenues from data and value added services, namely SMS and 3G service revenues; (2) higher outgoing revenues sustained by customer growth, and (3) higher equipment sales, underpinned by the new offer Oi Smartphone. In 1H12, service revenues increased by 8.6% y.o.y to R$ 3,034 million.

Oi pro-forma income statement (1)	R$ million, 100%

	1H12	1H11	y.o.y
Pro-forma consolidated net revenues	13,711	14,010	(2.1)%
Pro-forma operating costs	9,558	9,549	0.1%
Interconnection	2,229	2,331	(4.4)%
Personnel	997	888	12.3%
Materials	59	69	(14.5)%
Cost of goods sold	214	101	111.9%
Third-Party Services	3,874	3,574	8.4%
Marketing	259	299	(13.4)%
Rent and Insurance	899	789	13.9%
Provision for Bad Debts	364	499	(27.1)%
Other Operating Expenses (Revenue), Net	663	1,000	(33.7)%
Pro-forma EBITDA (2)	4,153	4,461	(6.9)%
EBITDA margin	30.3%	31.8%	(1.5	)pp

(1) The pro-forma data amount refers to the old TNL as if the takeovers had occurred on 1 January 2012. Oi’s earnings proportionally consolidated by PT differ from figures presented in the table above as they are adjusted in order to include the amortisation of intangible assets recognised under the purchase price allocation of this investment and to comply with PT’s accounting policies, estimates and criteria, including differences regarding the income statement format. (2) EBITDA = income from operations + depreciation and amortisation.

EBITDA, as reported by Oi, decreased by 6.9% y.o.y in 1H12, to R$4,153 million, with a margin of 30.3%. In 1H12, operating expenses remained flat (+0.1% y.o.y to R$ 9,558 million), as a result of an increase in: (1) third-party services (+8.4% y.o.y), mostly due to higher costs related to higher capillary of distribution channels; (2) cost of good solds (+111.9% y.o.y), explained by a more intense commercial activity, and (3) personnel costs (+12.3% y.o.y), as a result of increased staff levels and reorganisation to create new regional commercial structures, as part of the strategy to improve regional operational performance as referred to above, and a decrease in: (1) interconnection costs (-4.4% y.o.y) due to lower MTR tariffs, that more than compensated higher costs with SMS, and (2) provisions for bad debt (-27.1% y.o.y).

Other international assets

In 1H12, other international assets, on a pro-forma basis, increased their proportional revenues by 22.4% y.o.y to Euro 256 million and increased EBITDA by 19.1% y.o.y to Euro 121 million, as a result of a solid operational and financial performance by the majority of PT’s international assets and notwithstanding a high level of penetration in some markets.

Proportional income statement of other international assets (1)	Euro million

	1H12	1H11	y.o.y
Operating revenues	256.3	209.4	22.4%
EBITDA (2)	121.5	102.0	19.1%
Depreciation and amortisation	27.4	22.8	20.3%
Income from operations (3)	94.1	79.2	18.8%
EBITDA margin	47.4%	48.7%	(1.3	)pp

(1) Pro-forma consolidation of other international assets using the percentage of ownership held by PT. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Highlights of main assets in Africa and Asia (1H12) (1)	Million (financials)

		Rev.		EBITDA				EBITDA
	Stake	local	y.o.y	local	y.o.y	Margin	Rev. Eur	Eur
Unitel, Angola (2) (4)	25.00%	943	14.0%	540	17.2%	57.2%	728	416
MTC, Namibia (3) (4)	34.00%	904	24.3%	427	10.8%	47.2%	88	41
CVT, Cape Verde (3) (4)	40.00%	4,491	6.7%	2,142	2.0%	47.7%	41	19
CST, S.Tomé & Principe (3) (4)	51.00%	140,927	(10.7)%	36,278	(11.7)%	25.7%	6	1
CTM, Macao (2)	28.00%	2,361	21.0%	652	(4.1)%	27.6%	228	63
Timor Telecom, East Timor (3)	41.12%	34	8.1%	19	14.0%	57.0%	26	15

(1) Figures account for 100% of the company. PT has management contracts in CVT, CST and Timor Telecom. (2) Equity consolidation method. (3) Full consolidation method. (4) These stakes are held by Africatel, which is 75% controlled by PT.

In 1H12, Unitel’s revenues and EBITDA, in Angolan Kwanzas, increased by 16.8% y.o.y and by 20.2% y.o.y, respectively, and, in USD, increased by 14.0% y.o.y and by 17.2%  y.o.y, to USD 943 million and 540 USD million. In 1H12, Unitel presented strong operational and financial figures on the back of successful campaigns aimed at promoting voice usage and increasing penetration of mobile broadband. Unitel also launched several initiatives targeted at strengthening its distribution channels and increasing the quality of its network.

In 1H12, MTC’s revenues and EBITDA increased by 24.3% y.o.y and by 10.8% y.o.y, reaching NAD 904 million and NAD 427 million, respectively. In 1H12, EBITDA margin was 47.2%. Data revenues accounted for 22.9% of service revenues, amongst the highest in the African continent. In 1H12, MTC focused its marketing efforts and commercial activity on: (1) launching 4G services; (2) launching a campaign designed to celebrate the achievement of 2 million customers; (3) developing campaigns aimed at promoting usage, and (4) boosting growth of broadband customers, under the brand Netman.

In 1H12, CVT’s revenues increased by 6.7% y.o.y to CVE 4,491 million, while EBITDA increased by 2.0% y.o.y to CVE 2,142 million. EBITDA margin stood at 47.7%. Revenues and EBITDA were impacted by the appliance of the international accounting rule IFRIC12 on both periods. Excluding these effects, revenues and EBITDA would have increased by 2.4% y.o.y and by 1.0% y.o.y, respectively. In 1H12, both mobile and fixed revenues were positively impacted by data revenue growth. During 1H12, CVT launched: (1) new broadband offers based on 3G services; (2) innovative services such as Da$aldo international (international top up) and Stika-m-saldo (airtime credit); (3)

several campaigns to stimulate data usage, and (4) new TV channels to strengthen further IPTV market momentum. Broadband and IPTV customers increased significantly, representing 30.2% and 12.3% of the wireline customer base, respectively, underpinning wireline customer growth (+2.2% y.o.y).

In 1H12, CST’s revenues decreased by 10.7% y.o.y to STD 140,927 million and EBITDA decreased by 11.7% y.o.y to STD 36,278 million. EBITDA margin stood at 25.7%. Excluding certain accounting reclassifications recognised in 2011, revenues would have increased by 0.6% y.o.y. In 1H12, CST launched its 3G service and intends to reach 90% coverage by the end of 2012. In 1H12, São Tomé e Principe reached circa 71% of penetration of mobile services.

In 1H12, CTM’s revenues increased by 21.0% y.o.y to MOP 2,361 million and EBITDA decreased by 4.1% y.o.y, to MOP 652 million. EBITDA margin was 27.6%. Revenue growth was driven by an increase in equipment sales. Data revenues represented 25.7% of mobile service revenues. EBITDA evolution was impacted by a reduction of roaming tariffs and lower revenues from corporate customers (“one off” revenues related to new casinos and hotels infrastructures). In 1H12, CTM launched several marketing campaigns aimed at increasing penetration of smartphones and wireless broadband.

In 1H12, Timor Telecom’s revenues and EBITDA increased by 8.1.% y.o.y and by 14.0% y.o.y, to USD 34 million and USD 19 million, respectively, mainly as a result of the strong increase in customer base. EBITDA margin was 57.0%. At the end of June 2012, Timor Telecom reached 633 thousand mobile customers. Data revenues accounted for 18.2% of mobile service revenues. In 1H12, Timor Telecom launched several voice and data stimulation campaigns, with positive results on usage levels and revenues generation and also strengthened its distribution network.

03

Employees

Number of employees

	1H12	1H11	y.o.y	y.o.y %
Portugal	11,176	11,042	134	1.2%
Telecommunications	7,544	7,344	200	2.7%
Other businesses	3,632	3,698	(66)	(1.8)%
Brazil	59,324	71,087	(11,763)	(16.5)%
Telecommunications	8,592	7,565	1,027	13.6%
Other businesses	50,732	63,522	(12,790)	(20.1)%
Other geographies	1,525	1,490	35	2.3%
Group employees	72,025	83,619	(11,594)	(13.9)%

As at 30 June 2012 PT’s employees were 72,025, of which 15.5% were in the Portuguese businesses. The total number of employees decreased 11,594, reflecting the decrease of 11,763 employees in the non-telecommunications Brazilian business. This decrease is primarily related to the contribution of Dedic/GPTI in 1H11, as this business was fully consolidated up to 30 June 2011 and, as from 1 July 2011, was integrated in Contax, which is proportionally consolidated (44.4%).

In the Portuguese businesses, with the objective to rejuvenate its work force, PT structured its recruitment process for young talents — Trainees, the best students from the best Portuguese universities — and Operational and Commercial Teams. In the 2H11, 230 Trainees and Operational and Commercial Teams were integrated into PT. These are a two year programmes that involve about 50 departments of the company. The Trainees’ programme has a very close monitoring from the Board.

04

Main events

Events of the first half in 2012

Shareholder remuneration

30. Mar.12 | PT announced that its Board of Directors has proposed a dividend per share of Euro 0.650 in relation to fiscal year 2011. Considering the advance of profits of Euro 0.215 per share in January 2012, each issued share should be paid Euro 0.435 in May 2012. This proposal was subject to approval at the Annual General Meeting.

27. April.12 | PT’s shareholders approved at the Annual General Meeting held on 27 April 2012 the application of the 2011 net income of Euro 342,259,821 and of reserves in the amount of Euro 232,522,984.50 contained in results carried forward as follows:

•                  Payment to the Shareholders, in addition to the advance of year profits made in December 2011, of the overall amount of Euro 389,982,937.50, corresponding to Euro 0.435 per share in respect of the total number of issued shares. As such, and taking into account the amount corresponding to advance of year profits made in December 2011 and paid in January 2012, the Shareholders have approved that the total sum to be paid in respect of the 2011 fiscal year was fixed in Euro 582,733,125, corresponding to a unit amount of Euro 0.65 per share.

27. June.12 | PT announced that, in light of current macroeconomic environment and financial market conditions, its Board of Directors has decided to adopt a more prudent financial strategy to enhance the Company’s financial flexibility through increased debt reduction and extension of debt maturities. The Board of Directors approved:

•                  for fiscal years 2012 to 2014, a shareholder remuneration policy comprising of an annual cash dividend of Euro 0.325 per share and a share buy-back programme of Euro 200 million for the three-year period, equivalent to an additional Euro 0.225 per each outstanding share.

Corporate bodies

29. Feb.12 | PT announced that Jorge Humberto Correia Tomé has resigned from his office as non-executive member of the Company’s Board of Directors.

27. April. 12 | PT announced the appointment of Zeinal Bava as Chief Executive Officer (CEO) and Luís Pacheco de Melo as Chief Financial Officer (CFO), for the 2012/2014 term of office, at the meeting of the Board of Directors, following the Annual General Meeting of Shareholders and also the appointment of the Executive Committee.

Debt

21. Jan.12 | S&P announced its review of the credit rating attributed to PT, downgrading the long-term rating from BBB- to BB+, with negative outlook, and the short-term rating from A-3 to B.

13. April.12 | Moody’s announced its review of the credit rating attributed to PT and the ratings of its fully owned subsidiary PT International Finance B.V, downgrading the long-term rating from Ba1 to Ba2. The outlook remains negative.

23. May.12 | PT informed that the exchange price and the threshold amount of Portugal Telecom International Finance B.V. Euro 750,000,000 4.125% Exchangeable Bonds due in 2014 (ISIN XS0309600848, Common code 030960084) and exchangeable into ordinary shares of PT (the Bonds) were adjusted in accordance with Condition 6.2(c)(i) of the Bonds.

Following the ex-dividend date of the second component of the dividend relative to fiscal year 2011 amounting to Euro 0.435 per share, and effective on 22 May 2012, the exchange price is Euro 8.91 and the threshold amount is Euro 0.4414. Thus, each holder of a Bond in a principal amount of Euro 50,000 will be entitled to receive 5,611 shares of Portugal Telecom SGPS, S.A. upon exercise of Exchange Rights, under the Terms and Conditions of the Bonds.

27. June.12 | PT announced that, in light of current macroeconomic environment and financial market conditions, its Board of Directors has decided to adopt a more prudent financial strategy to enhance the Company’s financial flexibility through increased debt reduction and extension of debt maturities. The Board of Directors approved:

•                  the launch of a Public Bond Subscription Offering in the Portuguese market for the general public, denominated ‘‘PT Fixed Rate Bonds 2012/2016’’. The bonds have four-year term and receive a fixed interest rate of 6.25% (Gross Nominal Annual Rate) per year, to be paid semiannually. The initial offer size was Euro 250 million, which could be increased by the issuer during the offering period.

29. June.12 | PT announced the renegotiation of its largest credit facility having extended its maturity from March 2014 to July 2016. This credit facility will now amount to Euro 800 million.

Meo

4. June.12 | PT announced that Meo, its pay-TV service, achieved leadership in the triple-play market (customers that subscribe to fixed voice, fixed broadband and pay-TV through a single operator) in less than four years after having launched its service on a nationwide basis in April 2008.

Oi Group

27. Feb.12 | PT announced that the general meetings of the companies constituting the Oi group,  approved Oi’s corporate simplification. Following this approval the current corporate structure constituted by Tele Norte Leste Participações S.A. (“TNL”), Telemar Norte Leste S.A. (“TMAR”) and Brasil Telecom S.A. (“BRT”) was integrated in BRT, which would be renamed Oi S.A., and would have only two share classes (common shares, ON, and preferred shares, PN). These shares would be traded in the Bovespa and in the NYSE, through an ADR programme.

As a result of this approval, the new Oi S.A. will issue 395,585,453 new ordinary shares and 798,480,405 preferred shares and its subscribed capital, fully paid, will be R$ 6,816,467,847.01, divided into 599,008,629 common shares and 1,198,077,775 preferred shares, all nominative and without par value.

5. April.12 | PT announced that Oi’s corporate simplification was successfully concluded having integrated the corporate structure constituted by Tele Norte Leste Participações S.A. (“TNL”), Telemar Norte Leste S.A. (“TMAR”) and Brasil Telecom S.A. (“BRT”) in BRT, which was renamed Oi S.A. (“Oi”). The new company has only two share classes (common shares, ON, and preferred shares, PN). The new shares traded in the Brazilian Stock Exchange (“Bovespa”) and in the New York Stock Exchange (“NYSE”), through the ADR programme, since 9 April 2012. PT’s total economic position in Oi, direct and indirect, is 23.26%. PT holds a direct stake in Oi of 15.55%.

17. April.12 | PT announced that Oi S.A. disclosed its dividend policy for the period 2012-2015 (fiscal years 2011-2014). The dividend policy approved consists on the payment of a R$ 2.0 billion dividend for each of the fiscal years between 2011 and 2014. The dividend policy also includes the payment of an interim dividend amounting to 50% of total dividend in each year. This dividend policy is subject to market conditions, financial stability of the Company and applicable regulatory and legal dispositions. The announced dividend policy is conditional upon a maximum net debt to EBITDA ratio of 3.0x, including the dividends to be paid for the purpose of this calculation. According to this dividend policy PT is to receive circa Euro 128 million from its direct shareholding in Oi S.A. (15.5% direct stake). In 2012 PT will additionally receive circa Euro 64 million related to the interim dividend payment.

Subsequent events

Debt

13. July.12 | PT informed that it has decided to increase the original maximum amount of the Aggregate Nominal Amount of the issue of the 6.25% per annum (Gross Nominal Annual Rate) Notes, under the €7,500,000,000 Euro Medium Term Note Programme, to Euro 400 million, in accordance to the option set forth in paragraph 4 of the issue’s Final Terms.

24. July.12 | PT informed that the global demand of the Public Bond Subscription Offering in the Portuguese market for the general public, denominated “PT Fixed Rate Bonds 2012/2016” reached Euro 490 million. The original offer size was Euro 250 million, which has been increased on 13 July 2012 to Euro 400 million, in accordance to the option set forth in paragraph 4 of the issue’s Final Terms. As such, the demand for the PT bonds surpassed the final offer size in 22.5% and almost doubled (96% higher) the original offer size. The settlement occured on 26 July 2012.

05

Main risks and uncertainties

PT has defined, as a priority commitment, the implementation of a process to evaluate and manage the risks that might affect its operations, the execution of the business plan and the achievement of strategic goals defined by the Board of Directors. Such mechanisms are based on an enterprise wide risk management model, which seeks to ensure, inter alia, the implementation of Corporate Governance practices and transparency in the disclosure of information to the market and shareholders.

As a structured approach, risk management is integrated in the Company’s strategic planning and operational management procedures, and relies on the commitment of all employees to adopt risk management as an integral part of their duties, notably by identifying, reporting and implementing risk mitigation measures and behaviors.

Risk Management is sponsored by the Executive Committee in conjunction with the management teams from the various businesses, at national and international level, in such a way as to identify, evaluate and manage uncertainties and threats that might affect the pursuance of the plan and strategic goals. It should also be mentioned that the whole process is monitored by the Audit Committee, an independent supervisory body composed by non-executive board members.

The Risk Management process implemented in PT is based on an internationally acknowledged methodology — COSO II, developed by the Committee of Sponsorship Organisations of the Treadway Commission. This approach is based on the identification and analysis of key value drivers and uncertainty factors that might affect value generation and compliance with the plan and achievement of strategic goals.

As a result of the process that manages risks that might adversely affect PT Group’s business, the following risk should be highlighted:

Relevant Risks

Environment Risk	Regulation

PT is subject to the risk of regulatory changes or actions of national, European Union or international regulatory entities that may create growing competitive pressure and affect its capacity to conduct its business in an effective manner.

The Regulation Department is in charge of the management of regulation risk and must be up to date on new regulations applicable to the sector with impact on PT. The risk management strategy and response is coordinated between the Regulation Department and the different operational areas.

Within the follow-up of the various risks and opportunities related to regulation, we highlight the following matters: (i) Next Generation Networks; (ii) Retail offers and pricing; (iii) Wholesale reference offers; (iv) Universal Service; (v) Radio-electric spectrum; (vi) Relevant Broadband Markets; vii) Roaming regulation; (viii) Digital Dividend, and (ix) Network Security and Resilience.

There is a possibility of a decline in PT Group’s revenues due to an increase in competition by other operators or new players in the market, notably through (i) development of new products and services; (ii) aggressive marketing and sales policies; (iii) improvements in product or service quality; (iv) increase in productivity and cost reduction, and (v) re-configuration of the value chain from the customer’s viewpoint.

On the Portuguese market, PT will continue to be a customer-oriented company focused on innovation and execution, managing its business along customer segments aiming at:

(1)              Residential: Consolidate the growth trends in the residential segment by leveraging on its successful TV strategy through a differentiated and sophisticated multi-screen pay-TV experience. The growing connectivity available on next generation access networks will continue to be an overriding trend in the residential segment enabling the simultaneous connection of multiple devices through wireless and wireline networks inside the customer home (TVs, games consoles, PCs, laptops, tablets, smartphones). Multi-screen TV is a key lever for differentiation and Meo has already converged towards a seamless offering on the TV, PC and smartphone. Cloud-based services are becoming an increasingly popular reality allowing easy access to software and technology and higher security in the storage of key data.

Competition

(2)              Personal: Develop innovative data and internet access products, convergent services and apps for the personal segment, supported by the strong presence of its Sapo online portal and on key partnerships, while simultaneously redesigning its tariff structure to improve the underlying trends in the mobile business, and aimed at catalyzing the upselling of Internet and lock-in of high value customers, shifting away from pricing competition.

(3)              Enterprise and small/medium business: New services leveraging on PT’s unique transport and access networks. Through investments in infrastructure and telecom-IT convergence, PT intends to develop and market advanced integrated solutions for the corporate and SME segments aimed at promoting the penetration of IT/IS and BPO services, thus increasing customer share of wallet and loyalty in these competitive market segments. PT will also leverage on its new leading-edge data centre and cloud computing in order to supply new and distinctive services to the market.

At the international level PT will remain focused on the operational performance of its assets and on the sharing of best practices across the various businesses. The expansion of international operations to multiple geographies is one of the most important catalysts of value creation in the telecommunications sector and PT has been building a relevant portfolio of international operations.

It should also be stressed that these actions are complemented by a constant benchmarking of PT vis-à-vis its competitors’, in order to ensure leadership and excellence of its offering to its customers.

With a background of quick technological changes of the business sector in which PT operates, the company is subjected to the risk of failing to leverage technological advances and developments in its business model, in order to obtain or maintain competitive advantages.

Innovation continued to be a top priority for Portugal Telecom, given its key role in ensuring sustained growth, particularly in a difficult economic context that forces higher competitiveness in product offering and simultaneously demands a higher efficiency in its development and go-to-market processes.

Portugal Telecom is historically one of the Portuguese companies with a larger volume of investment in R&D. In this field, PT holds strategic assets that allow it to ensure the implementation of innovative projects, including:

Technological Innovation

•                  PT Inovação: a company aimed at the technological development of the Group’s businesses, in terms of applied research, engineering services and development of innovative solutions and services, both in the domestic and international markets.

•                  OPEN development and innovation programme: having as its purpose the implementation of systematised research practices and information processing, involving the whole organisation, for the materialisation of innovative projects.

•                  Strategic planning of network infrastructures and rollout of new technologies, which implies the preparation of reports and periodic analysis on the evolution, standardisation and adoption of new technologies by the sector, including the carrying out of international benchmarks.

•                  Strategic partnerships with technological, equipment and content suppliers and service providers.

Environment Risk	Economic Environment

The international financial crisis may extend the recession in the Portuguese and World economy, and delay economic recovery, which might have an impact on the level of product and service demand, and as a result on the level of the operational and financial performance of PT. In this sense, management continuously monitors impacts on the operational and financial performance of the PT Group.

The management team acts proactively in identifying threats and opportunities at the level of the industry, sector and geographies were it is present, in order to diversify the asset portfolio and ensure the growth and profitability of the business.

Financial Risks	Exchange Rates

Portugal Telecom holds financial investments in foreign countries which currency is not the euro, including Brazil and some African countries. Exchange rate fluctuations of those currencies against the euro affect the translation of the results attributable to Portugal Telecom, and therefore affect PT’s results and asset position. Additionally, PT is also exposed to exchange rate risks in regards to debt in a currency other than Euro.

The Company does not have a hedging policy regarding the value of these Investments; however, the Executive Committee analyses the execution of cash flow hedging of the dividends and other capital income.

Interest Rates

Interest rate risk basically impact our financial expenses on the floating interest rate debt. With the increased uncertainty and volatility of the financial market, Risk premium in the markets and the fluctuation of the interest rates of the Portuguese sovereign debt have increased significantly, which amplify the probability of occurrence of this risk.

In this way, the current conditions of the financial markets might have an adverse effect on PT Group’s ability to access the capital it needs to support its growth, its strategies, and to generate future financial returns. The management of the financial market risk is ensured by the Treasury Department.

Portugal Telecom contracts a set of derivative financial instruments so as to minimise the risks of exposure to interest and exchange rate variations. The execution of agreements concerning financial instruments is made after a careful analysis of risks and benefits inherent in this kind of transactions and in consultation with various institutions acting in this market. These transactions are subject to prior approval by the Executive Committee and involve a permanent follow-up of the evolution of the financial markets and of the positions held by the Company. The fair value of these derivatives is determined on a regular basis, essentially based on market information, in order to assess the economic and financial implications of different scenarios.

Credit risk

Credit risk mainly relates to the risk that a third party fails on its contractual obligations, resulting in a financial loss. Portugal Telecom is subject to credit risks in its operating and treasury activities.

Credit risks in operations basically relate to outstanding receivables from services rendered to our customers. These risks are monitored on a business-to-business basis, and Portugal Telecom’s management of these risks aims to: (i) limit the credit granted to customers, considering the profile and the aging of receivables from each customer; (ii) monitor the evolution of the level of credit granted; (iii) perform an impairment analysis of its receivables on a regular basis; and (iv) assess the market risk where the customer is located.

Risks related to treasury activities mainly result from the cash investments made by the Group. In order to dilute these risks, Portugal Telecom’s policy is to invest its cash for short time periods, entering in agreements with highly rated financial institutions and diversifying counterparties.

Liquidity risk

These risks may occur if the sources of funding, including cash balance, operating cash inflows, divestments, credit lines and cash flows obtained from financing operations, do not match PT’ financing needs, such as operating and financing outflows, investments, shareholder remuneration and debt repayments.

In order to mitigate liquidity risks, the company seeks to maintain a liquidity position and an average maturity of debt that allows it to repay its short-term debt and, at the same time, pay all its contractual obligations.

Additionally the capital structure of Portugal Telecom is managed in order to ensure that its businesses will be able to continue as a going concern and maximise the return to shareholders. The company reviews periodically its capital structure considering the risks associated with each of the classes of the capital structure.

In June 2012, PT has decided to adopt a more prudent financial strategy to enhance its financial flexibility through increased debt reduction and extension of debt maturities, With this strategy, PT is now refinanced until the end of 2015, shall be reducing leverage and shall have more flexibility to continue to invest in the development of its business.

Operational Risk	Infrastructure Capacity

The capacity and availability of network infrastructures are essential features for PT to ensure continued critical operations within high quality parameters, aimed not only at customer satisfaction, but also in compliance with regulatory requirements.

In this way, PT Group has strongly emphasised the management process of this risk, not only at infrastructure availability and resilience level, but also in the increase of infrastructure capacity, in such a way as to support new product and service offers to its customers. Additionally, PT’s ownership of a network infrastructure located in the public domain increases PT’s exposure to the occurrence of breakdowns and incidents. Within this scope, follow-up and risk mitigation actions are carried out as follows:

•                  Securing the telecommunications core network;

•                  Preparation of risk maps for the various technological platforms, identifying dependencies and single failure points;

•                  Definition and implementation of disaster recovery plans;

•                  Implementation of systems and procedures aimed at ensuring determined QoS (Quality of Service) and QoE (Quality of End user Experience) levels;

•                  Investment in new generation networks and preventive maintenance actions;

•                  Investment in information systems to support the activity of technical teams;

•                  Investment in new state of the art Datacentre, in order to ensure the resilience and capacity of the infrastructure.

During 2011 it should also be highlighted the consolidation on a single Business Continuity office of all the processes and operations that guarantee the resilience of the core services of PT, in order to increase their efficiency and effectiveness of the company’s response in the following areas:

•                  Prevention: Planning and preparation in order to reduce the impact of incidents in the critical processes that support the business;

•                  Emergency Response and Recover: Business continuity and disaster recovery plans that reduce the time of recovery of critical processes in case of catastrophic events.

Strategic Partnerships

The growth strategy at national and international level is based on a combination of alliances and partnerships that enhance the Company’s competitive capacity. The Executive Committee of PT and its subsidiary companies have played a central role in the management of this risk, by leveraging on existing opportunities. Such alliances are not restricted to a single field, as they include as partners: (i) technology suppliers; (ii) infrastructure and maintenance providers; (iii) R&D experts; (iv) terminal equipments and handhelds suppliers, and (v) content suppliers, among others.

Environmental

Pursuing an appropriate environmental policy has been a concern for PT, in order to reduce the Company’s exposure to environmental damages that might consist in: (i) liability towards third parties for any material damage caused; (ii) liability towards governments or third parties for the cost of waste removal, added by possible compensations.

In this way, PT has reinforced its environmental management principles and actions, thus ensuring the certification of associated systems according to the ISO 14001 standard. Environmental management policies and systems cover the following areas of intervention: (i) Resource consumption; (ii) Waste production and routing; (iii) Atmospheric emissions; (iv) Noise and electromagnetic fields; (v) A supplier’s sustainability programme; (v) Awareness and training campaigns. Furthermore, it should be stressed that the management models are subjected to periodic audits, both internal and external, and a continuous assessment of any impacts and improvements to be implemented is also carried out.

Talent Retention

PT capacity to obtain and retain talent is a fundamental vector for the pursuance of the Company’s strategic goals, particularly within the competitive context where PT operates, both at national and international level. In this way, the Company has paid special attention to the management of this risk, at the charge of the Human Resources Office, which acts:

•                  In the recruitment of new employees having the profile and knowledge necessary to ensure the key skills required for the present and future development of PT Group;

•                  In the identification of key-elements of PT Group, and then implement retention strategies as appropriate for the segments defined for its management.

06

Qualified holdings

Qualified holdings

Pursuant to article 9, paragraph 1(c) of Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários or “CMVM”) Regulation no. 5/2008, PT provides the following information regarding qualified holdings held by shareholders in PT’s share capital as communicated to PT by reference to 30 June 2012 or earlier as mentioned below:

•                 On 30 June 2012, PT informed that Banco Espírito Santo Group (“BES Group”) held a qualified holding corresponding to 112,696,893 PT shares, representing 12.57% of the share capital and voting rights in PT. BES Group’s holding in PT, calculated in accordance with article 20 of the Portuguese Securities Code (“CVM”), is set out in the following table:

Entities	No. of shares
Banco Espírito Santo, S.A. (“BES”)	4,218
Companies in a control or group relationship with BES	112,676,327
Members of BES’ corporate bodies	16,348
Total	112,696,893

On 27 August 2012, PT further disclosed that BES held a qualified holding corresponding to a total of 90,020,566 ordinary shares representing 10.04% of PT’s share capital and corresponding voting rights.

•                 On 2 June 2011, PT informed that RS Holding, SGPS, S.A. (“RS Holding”) indirectly held a qualified holding and a long position corresponding to 90,111,159 PT shares, representing 10.05% of the share capital and voting rights in PT, as set out in the following table:

Entities	No. of shares
Nivalis Holdings BV (“Nivalis”)	90,099,969
Nuno Rocha dos Santos Almeida Vasconcellos	11,190
Total	90,111,159

PT was informed that: (i) Insight Strategic Investments, SGPS, S.A. (“Insight”) and Ongoing — Strategy Investments, SGPS, S.A. (“Ongoing”) are the sole shareholders of Nivalis, holding, respectively, 62.55% and 37.45% of the voting rights in such company; (ii) Ongoing is the majority shareholder of Insight; and (iii) RS Holding is the majority shareholder of Ongoing. Additionally, Mrs. Isabel Rocha dos Santos is the majority shareholder of RS Holding. The shareholder Nuno Rocha dos Santos Almeida Vasconcellos is director of Insight, Ongoing and RS Holding.

On 10 July 2012, PT further disclosed that RS Hoding’s overall interest in PT, corresponding to 90,111,159 ordinary shares and representing 10.05% of PT’s share capital, remained unchanged.

•                 On 31 May 2012, PT informed that Telemar Norte Leste SA (“TMAR”) held a qualified holding corresponding to 89,651,205 shares representing 10.0% of PT’s share capital and corresponding voting rights. TMAR’s sole shareholder is OI S.A., which is directly controlled by Telemar Participações S.A. Telemar Participações S.A., in turn, is jointly controlled by the following entities: AG Telecom Participações S.A., L.F. Tel S.A., Fundação Atlântico de Seguridade Social, BNDES Participações S.A. - BNDESPar., Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, Fundação dos Economiários Federais - FUNCEF, Fundação Petrobrás de Seguridade Social - PETROS and Bratel Brasil, S.A.

•                 On 30 June 2012, Caixa Geral de Depósitos Group (“Group CGD”) held a qualified holding corresponding to 57,582,885 shares, representing 6.42% of the share capital and voting rights in PT. Group CGD’s holding in PT, calculated in accordance with article 20 of the CVM, is set out in the following table:

Entities	No. of shares
Caixa Geral de Depósitos, S.A.	55,871,741
Parcaixa, SGPS, S.A.	159,467
Companhia de Seguros Fidelidade - Mundial, S.A.	529,056
Fundo de Pensões da CGD	1,022,621
Total	57,582,885

•                 On 6 February 2012, PT informed that Norges Bank held a qualified holding corresponding to 44,442,888 PT shares, representing 4.96% of the share capital and voting rights in PT.

•                 On 13 and 20 February 2012, PT informed that Capital Research and Management Company (“Capital”) held a qualified holding corresponding to 42,952,953 shares representing 4.79% of the share capital and voting rights in PT. Such holding was attributed to Capital as follows:

Entities	No. of shares
Income Fund of America	14,954,933
Fundamental Investors	943,950
EuroPacific Growth Fund	23,045,000
Capital Income Builder	342,000
American Funds Insurance Series — Global Balanced Fund	15,660
American Funds Insurance Series — Global Growth and Income Fund	141,591
International Growth and Income Fund	3,509,819
Total	42,952,953

PT further informed that Capital is a U.S.-based investment adviser that manages The American Funds Group of mutual funds and that its sole shareholder is The Capital Group Companies, Inc. (“CGC”), who benefits from the exemption of attribution of voting rights set out in article 20-A of the Portuguese Securities Code.

On 23 August 2012, PT further disclosed that Capital Research and Management Company held less than 2% of the voting rights corresponding to the share capital of PT.

•                 On 12 January 2012, PT informed that UBS AG held, directly and indirectly, a qualified holding in PT corresponding to 42,024,498 shares, representing 4.69% of PT’s share capital and voting rights, as set out below:

Entities	No. of shares
UBS AG	15,561,557
UBS AG on behalf of several of its clients	13,394,579
CCR Asset Management	1,469,950
UBS Financial Services Inc.	227,671
UBS Fund Management (Switzerland) AG	894,263
UBS Fund Services (Luxembourg) SA	5,649,244
UBS Global Asset Management (Americas) Inc	15,597
UBS Global Asset Management (Deutschland) GmbH	582,505
UBS Global Asset Management (Japan) Ltd	135,084
UBS Global Asset Management (UK) Ltd	3,920,365
UBS Global Asset Management Life Ltd	173,683
Total	42,024,498

•                 On 31 December 2011, Brandes Investment Partners, L.P. (controlled by Brandes Investment Partners, Inc., Brandes Worldwide Holdings, L.P., Charles H. Brandes, Glenn R. Carlson and Jeffrey A. Busby) held powers to exercise voting rights, on behalf of its clients, in respect of a total of 25,695,675 PT shares (of which 5,586,786 corresponded to shares through American Depositary Receipts, each representing one ordinary share, and 20,108,889 consisted of ordinary shares), representing 2.87%% of PT’s share capital, which corresponds to a qualified holding in the same amount. Brandes Investment Partners, L.P. further held shared dispositive power, to be exercised on behalf of its clients, in respect of 34,628,566 PT shares (of which 8,891,612 corresponded to shares through American Depositary Receipts, each representing one ordinary share, and 25,736,954 consisted of ordinary shares), representing 3.86% of PT’s share capital. The aggregate amount of shares in respect of which Brandes Investment Partners, L.P. held dispositive powers and/or voting powers was 34,628,566 shares, representing 3.86% of PT’s share capital (which was disclosed as beneficial ownership pursuant to applicable U.S. law).

•                 On 23 May 2012, PT informed that Barclays Plc held a long position corresponding to 25,235,441 PT shares, representing 2.81% of the share capital and voting rights in PT. Barclays Plc’s long position in PT, calculated in accordance with article 20 of the CVM, is set out in the following table:

Entities	No. of shares
Barclays Bank Plc	21,250,000
Barclays Bank Plc — France	944
Barclays Capital Inc	9,950
Barclays Capital Securities Ltd	3,877,967
Barclays Wealth Managers Portugal — SGFIM S.A.	96,580
Total	25,235,441

•                 On 31 December 2010, Grupo Visabeira SGPS, S.A. (“Visabeira Group”, company 77.85% owned by Mr. Fernando Campos Nunes) held, directly and indirectly, a qualified holding corresponding to 23,642,885 PT shares, representing 2.64% of PT`s share capital and voting rights, as set out below:

Entities	No. of shares
Visabeira Group	11,523,213
Visabeira Investimentos Financeiros, SGPS, S.A. (company 100% owned by Visabeira Estudos e Investimentos, S.A., which was 100% owned by Visabeira Serviços, SGPS, S.A., which in turn was 100% owned by Visabeira Group)	12,119,672
Total	23,642,885

•                 On 10 December 2009, BlackRock Inc. indirectly held a qualified holding in PT corresponding to 21,025,118 shares representing 2.35% of PT’s share capital and voting rights. According to the information received from BlackRock, Inc., the above mentioned shares and voting rights were held through BlackRock Investment Management (UK) Limited.

•                 On 3 February 2010, Controlinveste International Finance, S.A. held 20,419,325 PT shares, corresponding to 2.28% of the share capital and voting rights in PT.

PT was informed that Controlinveste International Finance, S.A. was fully owned by Controlinveste International, S.à.r.l., which was owned by Controlinveste Comunicações, SGPS, S.A. and Olivedesportos — Publicidade, Televisão e Media, S.A., and that Controlinveste Comunicações, SGPS, S.A. was fully owned by Olivedesportos — Publicidade, Televisão e Media, S.A., which, in turn, was fully owned by Sportinveste, SGPS, S.A. This latter company was fully owned by Controlinveste, SGPS, S.A., which, in turn, was fully owned by Mr. Joaquim Francisco Alves Ferreira de Oliveira. Pursuant to paragraph 1 of article 20 of the CVM, the voting rights corresponding to the above mentioned 20,419,325 PT shares representing 2.28% of PT’s share capital continued to be attributed to Mr. Joaquim Francisco Alves Ferreira de Oliveira.

•                  On 11 October 2010, PT informed that Europacific Growth Fund (“EUPAC”) held a qualified holding in PT corresponding to 18,061,608 shares, representing 2.01% of PT’s share capital and voting rights. PT was informed that EUPAC granted to Capital Research and Management Company proxy voting authority relating to this qualified holding.

On 9 August 2012, PT further disclosed that EUPAC held less than 2% of the voting rights corresponding to the share capital of PT.

•                 On 22 January 2012, PT informed that Telefónica, S.A. (“Telefónica”) held a long position in PT corresponding to 44,640,099 shares representing 4.979% of PT’s share capital, as follows:

Holding	No. of shares
Shares	17,912,661

Financial Instruments

Type	Maturity / Expiration Date	No. of corresponding shares
Equity-linked swap	18 July 2012	3,401,227
Equity-linked swap	19 September 2012	9,410,283
Equity-linked swap	31 August 2012	13,915,928

Long Position	Total
(Holding + Financial Instruments)	44,640,099

List of holdings held by the members of PT’s corporate bodies, pursuant to article 9, paragraph 1(a) of CMVM Regulation no. 5/2008

Pursuant to article 9, paragraph 1(a) of CMVM Regulation no. 5/2008, PT provides the following information regarding the securities issued by PT, or by companies in a control or group relationship with PT, that are held by the members of PT’s Board of Directors and by the Statutory Auditor as of 30 June 2012:

Board of Directors (including the members of the Audit Committee)

Henrique Granadeiro owns 150 PT shares.

Zeinal Bava owns 63,161 PT shares.

Luís Pacheco de Melo owns 45 PT shares.

Alfredo José Silva de Oliveira Baptista owns 8,193 PT shares.

Carlos Alves Duarte owns 40 PT shares.

Pedro Humberto Monteiro Durão Leitão owns 758 PT shares.

Manuel Rosa da Silva owns 90 PT shares.

Shakhaf Wine does not own any securities issued by PT or other companies in a control or group relationship with PT.

Otávio Marques de Azevedo does not own any securities issued by PT or other companies in a control or group relationship with PT. Otávio Marques de Azevedo is the Chairman of the Board of Directors of Telemar Participações S.A., Oi’s controlling holding, which holds a qualified holding corresponding to 89,651,205 ordinary shares representing 10.0% of PT’s share capital and voting rights.

José Guilherme Xavier de Basto does not own any securities issued by PT or other companies in a control or group relationship with PT.

João Manuel de Mello Franco owns 12,986 PT shares. His spouse owns 322 PT shares.

Joaquim Aníbal Brito Freixial de Goes owns 2,437 PT shares. Joaquim Aníbal Brito Freixial de Goes is a board member of BES, which holds on 30 June 2012 a qualified holding of 112,696,893 PT ordinary shares, corresponding to 12.57% of PT’s share capital and voting rights. On 27 August 2012, PT further disclosed that BES held a qualified holding corresponding to a total of 90,020,566 ordinary shares representing 10.04% of PT’s share capital and corresponding voting rights.

Mário João de Matos Gomes does not own any securities issued by PT or other companies in a control or group relationship with PT.

Pedro Jereissati does not own any securities issued by PT or other companies in a control or group relationship with PT. Pedro Jereissati is the Chief Executive Officer of Telemar Participações S.A., Oi’s controlling holding, which holds a qualified holding corresponding to 89,651,205 ordinary shares representing 10.0% of PT’s share capital and voting rights.

Gerald Stephen McGowan owns 30,000 PT shares.

Rafael Luís Mora Funes does not own any securities issued by PT or other companies in a control or group relationship with PT. His spouse owns 501 PT shares. Rafael Luís Mora Funes is a board member of RS Holding, SGPS, S.A., which holds a qualified holding of 90,111,159 PT ordinary shares, corresponding to 10.05% of PT’s share capital and voting rights.

Maria Helena Nazaré does not own any securities issued by PT or other companies in a control or group relationship with PT.

João Nuno de Oliveira Jorge Palma owns 1,436 PT shares. João Nuno de Oliveira Jorge Palma is a board member of Caixa Geral de Depósitos, which holds a qualified holding of 57,582,885 PT ordinary shares, corresponding to 6.42% of PT’s share capital and voting rights.

Amílcar Carlos Ferreira de Morais Pires owns 2,146 PT shares. Amílcar Carlos Ferreira de Morais Pires is a board member of BES which holds on 30 June 2012 a qualified holding of 112,696,893 PT ordinary shares, corresponding to 12.57% of PT’s share capital and voting rights. On 27 August 2012, PT further disclosed that BES held a qualified holding corresponding to a total of 90,020,566 ordinary shares representing 10.04% of PT’s share capital and corresponding voting rights.

José Pedro Cabral dos Santos does not own any securities issued by PT or other companies in a control or group relationship with PT. José Pedro Cabral dos Santos is a board member of Caixa Geral de Depósitos, which holds a qualified holding of 57,582,885 PT ordinary shares, corresponding to 6.42% of PT’s share capital and voting rights.

Francisco Teixeira Pereira Soares does not own any securities issued by PT or other companies in a control or group relationship with PT.

Paulo José Lopes Varela owns 7,134 PT shares. Paulo José Lopes Varela is a board member of Visabeira Group, which holds a qualified holding of 23,642,885 PT ordinary shares, corresponding to 2.64% of PT’s share capital and voting rights.

Milton Almicar Silva Vargas does not own any securities issued by PT or other companies in a control or group relationship with PT.

Nuno Rocha dos Santos de Almeida e Vasconcellos owns 11,190 PT shares. Nuno de Almeida e Vasconcellos is the Chairman of the Board of Directors of RS Holding, SGPS, S.A., which holds a qualified holding of 90,111,159 PT ordinary shares, corresponding to 10.05% of PT’s share capital and voting rights.

Statutory Auditor

Pedro Matos Silva, Statutory Auditor, does not own any securities issued by PT or other companies in a control or group relationship with PT.

Transactions in PT shares and related financial instruments carried out by PT’s management and people closely associated with the same

Pursuant to the terms of article 248-B of the CVM and article 14, paragraph 7 of CMVM Regulation no. 5/2008, PT provides the following information regarding the transactions in PT shares and financial instruments related thereto carried out during the first half of 2012 by PT’s management and people closely associated with the same:

•                 On 16 January Banco Espírito Santo, S.A. (“BES”) informed PT that Avistar, SGPS S.A. (“Avistar”), a company wholly owned by BES, carried out the following transactions on PT shares :

•                  Disposal of 8,000,000 shares, over the counter, at a price of Euro 4.36 per share;

•                  Acquisition of 3,000,000 shares, over the counter, at a price of Euro 4.34 per share;

•                  Acquisition of 3,000,000 shares, over the counter, at a price of Euro 4.32 per share

Additionally, PT was informed that, on the same date, Avistar executed one call option, one put option and a total return swap in respect of 3,000,000 PT shares, with maturity on 23 January 2012. The value of such instruments is determined in accordance with the market value of the underlying asset.

•                 On 27 January BES informed PT that Avistar. carried out the following transactions on PT shares:

•                  Disposal, on 23 January 2012, of 3,000,000 shares, over the counter, at a price of Euro 4.315 per share;

•                  Disposal, on 23 January 2012, of 3,000,000 shares, over the counter, at a price of Euro 4.15 per share;

•                  Acquisition, on 24 January 2012, of 7,000,000 shares, over the counter, at a price of Euro 4.04 per share;

•                  Acquisition, on 25 January 2012, of 5,000,000 shares, over the counter, at a price of Euro 4.00 per share.

Additionally, PT was informed that, on 24 January 2012, Avistar entered into a total return swap in respect of 7,000,000 PT shares, with maturity on 7 February 2012 and on 25 January 2012, Avistar entered into one call option and one put option, in respect of 5,000,000 PT shares, with maturity on 8 February 2012. The value of these financial instruments is determined in accordance with the market value of the underlying asset.

•                 On 6 February BES informed PT that Avistar carried out the following transactions on PT shares:

•                  Acquisition, on 30 January 2012, of 8,000,000 shares, over the counter, at a price of Euro 3.92 per share;

•                  Disposal, on 30 January 2012, of 5,000,000 shares, over the counter, at a price of Euro 3.90 per share;

•                  Acquisition, on 30 January 2012, of 8,000,000 shares, over the counter, at a price of Euro 3.86 per share;

•                  Disposal, on 31 January 2012, of 7,000,000 shares, over the counter, at a price of Euro 3.84 per share;

•                  Acquisition, on 1 February 2012, of 5,000,000 shares, over the counter, at a price of Euro 3.76 per share;

•                  Disposal, on 2 February 2012, of 8,000,000 shares, over the counter, at a price of Euro 3.72 per share;

•                  Disposal, on 2 January 2012, of 8,000,000 shares, over the counter, at a price of Euro 3.784 per share

Additionally, PT was informed that, Avistar contracted the following financial instruments (the value of such instruments is determined in accordance with the market value of the underlying asset):

•                  On 30 January 2012, a call option and a put option in respect of 8,000,000 PT shares, with maturity on 10 February 2012;

•                  On 30 January 2012, a call option and a put option in respect of 8,000,000 PT shares, with maturity on 13 February 2012;

•                  On 1 February 2012, a Total Return Swap in respect of 5,000,000 PT shares, with maturity on 15 February 2012.

•                 On 15 February, PT was informed that, Avistar disposed of 5 million PT shares, on 7 February 2012, over the counter, at a price of Euro 4.18 per share.

•                  On 11 May BES informed PT that Avistar carried out the following transactions on PT shares:

•                  Acquisition, on 4 May 2012, of 18,000,000 shares, over the counter, at a price of Euro 4.016 per share;

•                  Disposal, on 10 May 2012, of 18,000,000 shares, over the counter, at a price of Euro 4.20 per share;

Additionally, PT was informed that, Avistar contracted the following financial instruments (the value of such instruments is determined in accordance with the market value of the underlying asset):

•                  On 4 May 2012, a call option and a put option in respect of 18,000,000 PT shares, with maturity on 10 May 2012.

•                  On 18 May BES informed PT that Avistar carried out the following transactions on PT shares:

•                  Acquisition, on 11 May 2012, of 10,000,000 shares, over the counter, at a price of Euro 4.20 per share;

•                  Acquisition, on 11 May 2012, of 8,000,000 shares, over the counter, at a price of Euro 4.191 per share;

•                  Disposal, on 17 May 2012, of 10,000,000 shares, over the counter, at a price of Euro 3.95 per share;

•                  Disposal, on 17 May 2012, of 8,000,000 shares, over the counter, at a price of Euro 3.96 per share.

Additionally, PT was informed that, Avistar contracted the following financial instruments (the value of such instruments is determined in accordance with the market value of the underlying asset):

•                  On 11 May 2012, a call option and a put option in respect of 10,000,000 PT shares, with maturity on 17 May 2012;

•                  On 11 May 2012, a call option and a put option in respect of 8,000,000 PT shares, with maturity on 17 May 2012.

•                  On 28 May BES informed PT that Avistar carried out the following transactions on PT shares:

•                  Acquisition, on 18 May 2012, of 5,000,000 shares, over the counter, at a price of Euro 3.89 per share;

•                  Acquisition, on 18 May 2012, of 5,000,000 shares, over the counter, at a price of Euro 3.888 per share;

•                  Disposal, on 22 May 2012, of 10,000,000 shares, over the counter, at a price of Euro 3.56 per share.

Additionally, PT was informed that Avistar contracted the following financial instruments (the value of such instruments is determined in accordance with the market value of the underlying asset):

•                  On 18 May 2012, one call option and one put option in respect of 5,000,000 PT shares, as well as another call option and another put option also in respect of 5,000,000 PT shares. The maturity of all these financial instruments was on 1 June 2012.

•                 On 5 June BES informed PT that Avistar carried out the following transactions on PT shares:

•                  Acquisition, on 28 May 2012, of 5,000,000 shares, over the counter, at a price of Euro 3.33 per share;

•                  Disposal, on 28 May 2012, of 5,000,000 shares, over the counter, at a price of Euro 3.38 per share;

•                  Acquisition, on 30 May 2012, of 10,000,000 shares, over the counter, at a price of Euro 3.10 per share;

•                  Acquisition, on 31 May 2012, of a block of 10,000,000 shares and another block of 5,000,000 shares, over the counter, both at a price of Euro 3.15 per share;

•                  Acquisition, on 31 May 2012, of 5,000,000 shares, over the counter, at a price of Euro 3.14 per share;

•                  Acquisition, on 31 May 2012, of 4,000,000 shares, over the counter, at a price of Euro 3.01 per share;

•                  Disposal, on 1 June 2012, of 5,000,000 shares, over the counter, at a price of Euro 3.05 per share;

•                  Disposal, on 4 June 2012, of 5,000,000 shares, over the counter, at a price of Euro 3.13 per share.

Additionally, PT was informed that Avistar contracted the following financial instruments (the value of such instruments is determined in accordance with the market value of the underlying asset):

•                  On 28 May 2012, one call option and one put option in respect of 5,000,000 PT shares, with maturity on 1 June 2012;

•                  On 31 May 2012, three call options and three put options in respect of 10,000,000, 5,000,000 and 4,000,000 PT shares, with maturity on 2 July 2012;

•                  On 31 May 2012, one call option and one put option in respect of 5,000,000 PT shares, with maturity on 8 June 2012.

•                 On 14 June BES informed PT that Avistar carried out the following transactions on PT shares:

•                  Acquisition, on 6 June 2012, of 2,800,000 shares, on the market, at a price of Euro 3.22 per share;

•                  Disposal, on 8 June 2012, of 5,000,000 shares, over the counter, at a price of Euro 3.137 per share.

•                 On 27 June BES informed PT that Avistar carried out the following transactions on PT shares:

Date	Transaction	Location	Price (€)	No of shares
18-Jun-12	Sale	Regulated Market	3.27	30,491
			3.271	8,501
			3.272	3,456
			3.273	2,995
			3.274	4,557
			3.275	17,431
			3.276	7,569
			3.277	10,000
			3.28	58,830
			3.281	1,170
			3.286	10,000
			3.288	3,418
			3.29	26,063
			3.291	10,000

3.292	16,582
3.293	15,559
3.294	1,913
3.295	31,878
3.298	8,087
3.3	25,000
3.304	101,500

Date	Transaction	Location	Price (€)	No of shares
19-Jun-12	Sale	Regulated Market	3.3	27,554
			3.301	2,000
			3.306	5,058
			3.31	64,977
			3.311	14,821
			3.314	20,000
			3.315	70,787
			3.316	21,813
			3.318	10,000
			3.319	10,000
			3.32	50,847
			3.321	2,288
			3.322	5,000
			3.323	13,160
			3.325	23,389
			3.326	5,739
			3.327	7,567
			3.33	50,000

Date	Transaction	Location	Price (€)	No of shares
20-Jun-12	Sale	Regulated Market	3.32	150,726
			3.321	20,445
			3.324	13,797
			3.325	40,539
			3.326	30,102
			3.327	15,562
			3.33	101,310
			3.331	7,079
			3.332	22,111
			3.333	10,000
			3.334	10,000
			3.335	10,000
			3.336	5,000
			3.338	10,000
			3.34	31,329
			3.341	2,000
			3.342	5,000
			3.347	5,000
			3.349	5,000
			3.35	5,000

Date	Transaction	Location	Price (€)	No of shares
21-Jun-12	Sale	Regulated Market	3.35	25,000
			3.353	15,000
			3.354	10,000
			3.355	192,500
			3.356	10,000
			3.357	80,000
			3.358	10,000
			3.36	76,548
			3.361	744
			3.362	10,911
			3.365	34,862
			3.366	18,563
			3.367	872
			3.368	15,000

Date	Transaction	Location	Price (€)	No of shares
22-Jun-12	Sale	Regulated Market	3.355	5,000
			3.359	5,000
			3.36	15,000
			3.363	5,000
			3.365	2,000
			3.369	5,000
			3.37	5,000
			3.374	10,000
			3.375	18,000
			3.378	15,000
			3.38	10,000
			3.388	5,000
			3.39	35,000
			3.392	20,000
			3.393	12,031
			3.394	15,000
			3.395	5,000
			3.396	5,000
			3.397	20,000
			3.399	10,000
			3.4	122,500
			3.403	5,000
			3.405	27,500
			3.406	17,500
			3.407	5,000
			3.409	5,000

Date	Transaction	Location	Price (€)	No of shares
22-jun-2012	Sale	Regulated Market	3.41	35,992
			3.411	3,477
			3.415	20,000
			3.42	5,000
			3.424	15,000
			3.425	26,000
			3.427	17,000
			3.43	48,000
			3.435	25,000
			3.437	10,000
			3.44	10,000
			3.445	44,757
			3.446	3,224
			3.447	2,019
			3.45	12,250
			3.451	7,250
			3.455	15,420
			3.456	19,675
			3.457	51,953
			3.458	11,068
			3.46	95,051
			3.461	889
			3.462	15,000
			3.463	60
			3.464	500
			3.465	25,000
			3.47	75,884

Additionally, PT was informed on the following summary of the abovementioned transactions:

•                  Sale on 18 June 2012 of 395 thousand PT shares, on the market, at an average price of Euro 3.28973;

•                  Sale on 19 June 2012 of 405 thousand PT shares, on the market, at an average price of Euro 3.3168;

•                  Sale on 20 June 2012 of 500 thousand PT shares, on the market, at an average price of Euro 3.32763;

•                  Sale on 21 June 2012 of 500 thousand PT shares, on the market, at an average price of Euro 3.35751;

•                  Sale on 22 June 2012 of 1 million PT shares, on the market, at an average price of Euro 3.42445.

In addition, PT was informed that Avistar is a person closely related to PT’s non-executive director Amílcar de Morais Pires, as he is also Chairman of the Board of Directors of Avistar.

•                  On 19 April Mr. Gerald Stephen McGowan informed PT of the following transactions, carried out on 11 April 2012:

Transactions	Location	No of securities	Price (USD)
Acquisitions	New York Stock Exchange	5,100	4.98
		14,900	4.99

•                  Moreover, on 19 June Mr. Gerald Stephen McGowan informed PT of the following transactions, carried out on 11 April 2012:

Transactions	Location	No of securities	Price (USD)
Acquisitions	New York Stock Exchange	10,000	4.15

Mr. Gerald Stephen McGowan is a member of PT’s Board of Directors, and therefore he is a manager of PT pursuant to paragraph 3 of article 248-B of the Portuguese Securities Code, thus having the obligation to notify of the transactions above.

•                  Mr. José Pedro Cabral dos Santos and João Nuno de Oliveira Jorge Palma informed PT that Caixa Geral Depósitos, carried out the following transactions on PT shares during the first half of 2012:

Transactions	Date	No of securities	Price
Acquisitions	2012-05-02 13:28:43.0	100,000	3.9800
Acquisitions	2012-05-03 09:54:35.0	100,000	3.9650
Acquisitions	2012-05-03 14:43:57.0	38,000	3.9950
Sale	2012-05-04 10:20:07.0	100,000	4.0300
Sale	2012-05-04 16:58:13.0	92,112	4.0300
Acquisitions	2012-05-07 11:05:12.0	100,000	3.9900
Sale	2012-05-07 13:36:25.0	100,000	4.0500
Sale	2012-05-07 14:28:06.0	45,888	4.0431
Acquisitions	2012-05-15 09:29:41.0	100,000	4.1050
Acquisitions	2012-05-15 15:14:42.0	100,000	4.0450
Sale	2012-05-17 09:14:09.0	100,000	4.0350
Sale	2012-05-17 09:20:18.0	100,000	4.0400
Acquisitions	2012-05-17 16:42:25.0	100,000	3.9060
Sale	2012-05-18 11:47:31.0	100,000	3.9600
Acquisitions	2012-05-22 15:30:41.0	100,000	3.5203
Acquisitions	2012-05-24 08:57:16.0	100,000	3.3570
Sale	2012-05-24 10:35:16.0	100,000	3.4000
Sale	2012-05-24 11:43:00.0	100,000	3.4500
Acquisitions	2012-05-25 14:52:24.0	100,000	3.3389
Acquisitions	2012-05-28 11:25:10.0	100,000	3.3300
Acquisitions	2012-05-29 16:55:25.0	273,765	3.1648
Acquisitions	2012-05-30 13:15:52.0	46,508	3.1100
Acquisitions	2012-05-30 16:30:32.0	500,000	3.1270
Acquisitions	2012-05-31 16:42:57.0	65,837	3.0274
Sale	2012-06-01 13:40:37.0	112,345	3.1101
Acquisitions	2012-06-01 16:06:14.0	400,000	3.0982
Acquisitions	2012-06-05 16:53:51.0	186,851	3.1450
Sale	2012-06-06 10:05:27.0	100,000	3.2000
Sale	2012-06-06 15:05:28.0	100,000	3.2238

Acquisitions	2012-06-12 09:27:15.0	100,000	3.2200
Sale	2012-06-13 10:27:31.0	100,000	3.2500
Sale	2012-06-13 10:37:54.0	100,000	3.2301
Acquisitions	2012-06-13 10:37:55.0	100,000	3.2301
Acquisitions	2012-06-14 08:00:00.0	100,000	3.2301
Sale	2012-06-14 16:39:08.0	186,851	3.2600
Sale	2012-06-15 08:39:51.0	100,000	3.2890
Acquisitions	2012-06-18 14:53:04.0	100,000	3.3040
Acquisitions	2012-06-18 14:53:04.0	100,000	3.2892
Acquisitions	2012-06-20 15:10:54.0	42,812	3.3200
Sale	2012-06-20 15:10:55.0	42,812	3.3600
Sale	2012-06-21 14:20:18.0	100,000	3.3591
Sale	2012-06-21 14:55:37.0	100,000	3.3690
Acquisitions	2012-06-26 12:37:25.0	100,000	3.3650
Sale	2012-06-27 09:28:20.0	100,000	3.4410
Acquisitions	2012-06-27 16:19:10.0	100,000	3.4113
Sale	2012-06-29 16:45:01.0	173,765	3.4550

Mr. José Pedro Cabral dos Santos and João Nuno de Oliveira Jorge Palma are members of PT’s and CGD’s Boards of Directors, and therefore CGD is deemed to be a closely related entity to managers of PT pursuant to paragraph 3 of article 248-B of the Portuguese Securities Code, thus having the obligation to notify of the transactions above.

•                 Mr. Jorge Humberto Correia Tomé informed PT that Caixa Geral Depósitos, carried out the following transactions on PT shares during the first half of 2012:

Transactions	Date	No of securities	Price
Acquisitions	2012-01-19 15:56:43.0	1,000	4.1500
Acquisitions	2012-01-19 15:56:43.0	1,411	4.1500
Sale	2012-01-25 16:20:22.0	2,411	4.0110
Acquisitions	2012-01-04 08:58:15.0	50,000	4.4954
Sale	2012-01-05 08:00:00.0	50,000	4.4954
Acquisitions	2012-01-05 08:58:15.0	50,000	4.4954
Acquisitions	2012-01-05 15:11:20.0	50,000	4.3890
Acquisitions	2012-01-09 10:58:37.0	50,000	4.3520
Sale	2012-01-10 11:52:32.0	50,000	4.3080
Acquisitions	2012-01-10 14:56:45.0	50,000	4.2850
Sale	2012-01-11 15:40:01.0	50,000	4.2905
Sale	2012-01-11 16:40:22.0	5,000	4.3290
Sale	2012-01-12 08:27:27.0	50,000	4.3290
Acquisitions	2012-01-16 16:08:09.0	55,000	4.2445
Sale	2012-01-17 09:38:12.0	50,000	4.2462
Sale	2012-01-17 09:55:52.0	50,000	4.2550
Acquisitions	2012-01-17 14:34:10.0	50,000	4.2450
Acquisitions	2012-01-17 16:13:41.0	50,000	4.2350

Acquisitions	2012-01-18 12:16:21.0	50,000	4.1400
Sale	2012-01-19 09:28:14.0	50,000	4.1590
Sale	2012-01-19 11:07:30.0	50,000	4.1587
Sale	2012-01-19 14:15:13.0	50,000	4.1475
Acquisitions	2012-01-31 16:28:37.0	100,000	3.7850
Acquisitions	2012-02-01 15:34:00.0	100,000	3.7702
Sale	2012-02-02 16:39:59.0	59,554	3.7800
Sale	2012-02-03 09:02:51.0	40,446	3.7799
Sale	2012-02-03 09:29:03.0	100,000	3.8108
Acquisitions	2012-02-08 09:28:57.0	30,574	4.1753
Sale	2012-02-08 09:47:27.0	30,574	4.2500
Acquisitions	2012-02-13 10:18:42.0	50,000	4.2442
Sale	2012-02-13 12:39:09.0	50,000	4.2500
Acquisitions	2012-02-23 09:47:59.0	50,000	4.0800
Acquisitions	2012-02-23 14:26:14.0	50,000	4.0180
Sale	2012-02-24 10:41:32.0	50,000	4.0007
Sale	2012-02-24 15:46:46.0	50,000	4.0100
Acquisitions	2012-02-28 09:04:08.0	50,000	4.0199
Acquisitions	2012-02-28 10:35:18.0	50,000	3.9850
Acquisitions	2012-02-29 11:45:23.0	100,000	3.9100
Sale	2012-03-01 11:15:15.0	100,000	3.9077
Sale	2012-03-02 16:07:22.0	50,000	3.9035
Sale	2012-03-07 13:42:04.0	50,000	3.9190
Acquisitions	2012-03-12 14:38:24.0	70,000	3.9600
Acquisitions	2012-03-12 16:27:30.0	70,000	3.9381
Sale	2012-03-13 15:06:18.0	70,000	4.0000
Sale	2012-03-14 09:29:49.0	70,000	4.0173
Acquisitions	2012-03-20 16:38:07.0	32,255	3.9920
Sale	2012-03-21 16:22:36.0	32,255	4.0401

Mr. Jorge Humberto Correia Tomé was a member of PT’s Board of Directors, until 29 February 2012, and he was also a member of the Board of Directors of CGD, and therefore until the aforementioned date CGD was deemed to be a closely related entity to a manager of PT pursuant to paragraph 3 of article 248-B of the Portuguese Securities Code, thus having the obligation to notify of the transactions above.

07

Outlook

Outlook

PT will continue to be a growth-oriented company, aiming at exploring the full potential of its assets portfolio, by taking advantage of existing and future opportunities in the telecommunications, multimedia and IT services markets. PT aims to continue to take advantage of the convergence opportunities, by bundling traditional voice and data services with new and sophisticated multimedia and IT services.

Following the restructuring of its Portuguese businesses along customer segments, PT will continue to focus its efforts on the development of fixed-mobile, IT-telecoms and multimedia convergent products and services and integrated offers aimed at acquiring new customers, increasing share-of-wallet, improving customer loyalty and decreasing customer retention costs. PT will maintain the effort to transform PT’s residential service offering from a legacy fixed telephone to a triple play offering, which is more competitive and more resilient to adverse economic conditions. In the personal segment, PT will continue to contribute to increase the penetration of smartphones, to develop new services and tariff plans and to differentiate further its mobile offering, benefiting from the deployment of LTE and leading the 4G roll-out in the Portuguese market. In the enterprises segment, PT will continue to provide advanced one-stop-shop IT/IS solutions focusing on BPO and on the marketing of machine-to-machine solutions. These offers leverage on PT’s investment in FTTH and cloud computing solutions, which allow the offering of cloud-based services in partnership with software and hardware vendors. Additionally, PT will continue to invest in innovation, research and development aiming at enhancing its services with new, distinctive and customised features, functionalities and content tailored to meet customer needs. PT will continue to leverage on close partnerships with its suppliers in order to reduce time-to-market and further differentiate its value proposition to its customers. PT will continue to invest to develop further new and more effective access and core networks and platforms, in fixed-line as well as in mobile, aimed at offering increased bandwidth to its customers, and in cloud services aimed at taking further advantage of these networks. Furthermore, PT will continue to rationalise its cost structure through productivity increases and business process reengineering.

PT will continue to be a geographically diversified operator, aimed at offering its shareholders a lower risk profile, reduced dependence on a single market and an improved growth profile. In Brazil, following the strategic partnership established with Oi, which includes the acquisition of a joint control stake in Oi, PT aims to further explore the growth potential of Oi’s assets, leveraging on Brazil’s favourable demographics, economic growth perspectives and penetration upside potential of telecom services, particularly in fixed and mobile broadband and TV, and in leverage fixed-mobile convergence. Additionally, PT also intends to increase its exposure to high-growth markets in Africa by taking full advantage of its existing asset portfolio and partnerships and selectively consider value-creating opportunities. PT will continue to promote the sharing of best practices amongst all of its assets, aiming at ensuring a sustainable competitive position in all markets and getting benefits of scale in terms of access to technology and innovation.

PT will continue to operate in a highly competitive and regulated environment that will pose continued risks and threats to its existing businesses, placing the profitability of its assets under pressure, including aggressive glide paths for mobile termination rates as well as declining roaming prices. PT will also continue to operate in a context of a European economic instability, particularly in Portugal, that will create additional financial and economic challenges and barriers to the development of its businesses.

PT will continue to contribute to the development of the information society, to promote the info-inclusion of the citizens in all countries where it operates. PT also aims to be a reference in terms of sustainability and will continue to invest in the development of a sustainable business model, embracing policies and developing practices aimed at fully respecting the society and the environment.

08

Statement by the persons responsible

For the purposes of article 246 of the Portuguese Securities Code, the members of the Board of Directors of Portugal Telecom, SGPS S.A. identified hereunder declare, in the capacity and within their functions as described therein, that, to the best of their knowledge and grounded on the information to which they had access within such Board of Directors and/or Executive Committee, as applicable, while in office:

•                  The information included in the financial statements concerning the first half of 2012 was prepared in compliance with the requirements of the IAS 34 — Interim Financial Reporting standard, in accordance with the applicable law and gives a true and fair view of the assets, liabilities, financial position and profit or loss of Portugal Telecom, SGPS S.A. and of the undertakings included in the consolidation as a whole;

•                  The interim management report includes a fair review, as an indication, of the important events occurred during the first half of 2012 and their impact on the interim financial statements, together with an accurate description of the principal risks and uncertainties for the second half of the financial year.

Lisbon, 26 July 2012

Henrique Granadeiro, Chairman of the Board of Directors

Zeinal Bava, Chief Executive Officer

Luís Pacheco de Melo, Executive Director, Chief Financial Officer

Alfredo José Silva de Oliveira Baptista, Executive Director

Carlos Alves Duarte, Executive Director

Pedro Humberto Monteiro Durão Leitão, Executive Director

Manuel Rosa da Siva, Executive Director

Shakhaf Wine, Executive Director

Otávio Marques de Azevedo, Non-Executive Director

José Guilherme Xavier de Basto, Non-Executive Director

João Manuel de Mello Franco, Non-Executive Director

Joaquim Anibal Brito Freixial de Goes, Non-Executive Director

Mário João de Matos Gomes, Non-Executive Director

Pedro Jereissati, Non-Executive Director

Gerald Stephen McGowan, Non-Executive Director

Rafael Luís Mora Funes, Non-Executive Director

Maria Helena Nazaré, Non-Executive Director

João Nuno de Oliveira Jorge Palma, Non-Executive Director

Amílcar Carlos Ferreira de Morais Pires, Non-Executive Director

José Pedro Cabral dos Santos; Non-Executive Director

Francisco Teixeira Pereira Soares, Non-Executive Director

Paulo José Lopes Varela, Non-Executive Director

Milton Almicar Silva Vargas, Non-Executive Director

Nuno Rocha dos Santos de Almeida e Vasconcellos, Non-Executive Director

Consolidated financial statements

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED INCOME STATEMENT

FOR THE SIX AND THREE MONTH PERIODS ENDED 30 JUNE 2012 AND 2011

Euro

				Unaudited
			1H11 Restated		2Q11 Restated
	Notes	1H12	(Note 2)	2Q12	(Note 2)
REVENUES
Services rendered		3,159,755,639	2,547,914,484	1,525,322,608	1,711,141,022
Sales		78,274,767	58,809,064	43,617,732	34,984,934
Other revenues		106,665,699	62,075,800	60,070,482	51,555,324
	5	3,344,696,105	2,668,799,348	1,629,010,822	1,797,681,280
COSTS, LOSSES AND (INCOME)
Wages and salaries		566,185,170	459,360,527	272,932,776	302,589,746
Direct costs		560,349,318	416,903,473	264,612,959	292,044,624
Commercial costs		264,779,627	210,756,574	140,134,924	138,002,403
Supplies, external services and other expenses		610,432,152	462,268,148	285,871,837	320,047,981
Indirect taxes		122,672,299	65,529,864	59,387,998	53,763,327
Provisions and adjustments		79,225,233	54,179,754	36,719,798	48,868,451
Depreciation and amortisation	12	683,436,504	579,439,296	336,708,174	383,079,329
Post retirement benefits costs	6	28,806,741	26,380,271	14,021,762	14,334,298
Curtailment costs	6	858,784	5,572,392	6,806	1,169,189
Losses (gains) on disposal of fixed assets, net		2,106,944	(132,751)	1,241,009	(46,580)
Other costs (gains), net	7	(17,193,693)	7,086,780	(26,590,590)	4,272,174
		2,901,659,079	2,287,344,328	1,385,047,453	1,558,124,942
Income before financial results and taxes		443,037,026	381,455,020	243,963,369	239,556,338
FINANCIAL LOSSES AND (GAINS)
Net interest expenses	8	235,957,866	81,255,643	128,335,603	98,573,103
Equity in earnings of associated companies, net	5	(95,589,309)	(122,499,467)	(49,344,969)	(42,318,904)
Net other financial losses	9	47,149,654	69,472,891	11,910,899	27,565,889
		187,518,211	28,229,067	90,901,533	83,820,088
Income before taxes		255,518,815	353,225,953	153,061,836	155,736,250
Income taxes	10	88,649,129	96,179,584	67,071,100	48,211,456
NET INCOME		166,869,686	257,046,369	85,990,736	107,524,794
Attributable to non-controlling interests		41,636,861	45,001,322	17,222,168	25,208,734
Attributable to equity holders of the parent	11	125,232,825	212,045,047	68,768,568	82,316,060

Earnings per share
Basic	11	0.15	0.24	0.08	0.10
Diluted	11	0.15	0.24	0.08	0.10

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE SIX AND THREE MONTH PERIODS ENDED 30 JUNE 2012 AND 2011

Euro

				Unaudited
			1H11 Restated		2Q11 Restated
	Notes	1H12	(Note 2)	2Q12	(Note 2)
Income (expenses) recognised directly in shareholders’ equity
Foreign currency translation adjustments
Translation of foreign operations (i)		(243,477,009)	(28,181,592)	(204,676,410)	82,632,930
Transfers to profit and loss (ii)		—	(37,794,036)	—	—
Post retirement benefits
Net actuarial gains (losses)	6	(15,570,255)	(776,036)	7,194,513	15,575,165
Tax effect	10	3,892,564	194,009	(1,798,628)	(3,893,791)
Hedge accounting of financial instruments
Change in fair value		1,576,558	1,626,455	(5,458,354)	(816,686)
Transfers to profit and loss		4,616,288	65,606	578,288	(808,409)
Tax effect		(1,787,184)	(448,396)	1,670,678	430,650
Other expenses recognised directly in shareholders’ equity, net (iii)		(1,483,294)	(14,854,216)	(5,044,810)	(14,717,680)
		(252,232,332)	(80,168,206)	(207,534,723)	78,402,179
Income recognised in the income statement		166,869,686	257,046,369	85,990,736	107,524,794
Total income recognised		(85,362,646)	176,878,163	(121,543,987)	185,926,973
Attributable to non-controlling interests		3,957,035	38,004,991	(16,192,691)	31,541,569
Attributable to equity holders of the parent		(89,319,681)	138,873,172	(105,351,296)	154,385,404

(i)

Losses recorded in the six and three month periods ended 30 June 2012 relate mainly to the impact of the depreciation of the Brazilian Real against the Euro on Portugal Telecom’s investments in Oi and Contax.Losses recorded in the six months period ended 30 June 2011 relate mainly to the impact of the depreciation of the US Dollar against the Euro on the investments in Unitel and MTC, while gains recorded in the three months period ended 30 June 2011 are primarily explained by the impact of the appreciation of the Brazilian Real against the Euro on the investments in Oi and Contax.

(ii)

In 2011,this captioncorresponds to the cumulativeamount offoreign currencytranslation adjustments relating to the investmentin UOLthat was reclassified to profit andloss (Note5) upon the completion of the disposal of this investment in January 2011.

(iii)

In the six month periods ended 30 June 2012 and 2011, this caption includes costs of Euro 6 million and Euro 10 million, respectively, both related to the tax effect on dividends received by Portugal Telecom under equity swap contracts over own shares and by Telemar Norte Leste regarding its investment in Portugal Telecom.

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTH PERIODS ENDED 30 JUNE 2012 AND 2011

Euro

				Reserve for		Other reserves	Equity excluding
	Share	Treasury	Legal	treasury	Revaluation	and accumulated	non-controlling	Non-controlling	Total
	capital	shares	reserve	shares	reserve	earnings	interests	interests	equity
Balance as at 31 December 2010	26,895,375	(178,071,827)	6,773,139	6,970,320	693,283,402	3,836,598,153	4,392,448,562	216,696,573	4,609,145,135
Dividends (Notes 11 and 14)	—	—	—	—	—	(1,117,987,321)	(1,117,987,321)	(51,699,524)	(1,169,686,845)
Change in the consolidation perimeter	—	—	—	—	—	—	—	709,690,052	709,690,052
Portugal Telecom’s shares acquired by Oi	—	(148,311,037)	—	—	—	—	(148,311,037)	—	(148,311,037)
Share distribution and redemption of Brasil Telecom shares (Note 1)	—	—	—	—	—	—	—	(86,347,388)	(86,347,388)
Realization of revaluation reserve	—	—	—	—	(21,447,627)	21,447,627	—	—	—
Income (expenses) recognized directly in equity	—	—	—	—	—	(73,171,875)	(73,171,875)	(6,996,331)	(80,168,206)
Income recognized in the income statement (restated)	—	—	—	—	—	212,045,047	212,045,047	45,001,322	257,046,369
Balance as at 30 June 2011 (restated)	26,895,375	(326,382,864)	6,773,139	6,970,320	671,835,775	2,878,931,631	3,265,023,376	826,344,704	4,091,368,080

Euro

				Reserve for		Other reserves	Equity excluding
	Share	Treasury	Legal	treasury	Revaluation	and accumulated	non-controlling	Non-controlling	Total
	capital	shares	reserve	shares	reserve	earnings	interests	interests	equity
Balance as at 31 December 2011	26,895,375	(326,382,864)	6,773,139	6,970,320	556,543,594	2,557,270,220	2,828,069,784	914,102,973	3,742,172,757
Dividends (Notes 11 and 14)	—	—	—	—	—	(371,937,439)	(371,937,439)	(65,562,557)	(437,499,996)
Acquisitions, disposals and share capital increases/decreases	—	—	—	—	—	—	—	(12,825,000)	(12,825,000)
Corporate reestructuring at Oi (Note 1)	—	12,060,381	—	—	—	49,235,831	61,296,212	(271,876,616)	(210,580,404)
Portugal Telecom’s shares acquired by Oi (Note 14.l)	—	(23,198,433)	—	—	—	—	(23,198,433)	—	(23,198,433)
Realization of revaluation reserve	—	—	—	—	(15,956,831)	15,956,831	—	—	—
Income (expenses) recognized directly in equity	—	—	—	—	—	(214,552,506)	(214,552,506)	(37,679,826)	(252,232,332)
Income recognized in the income statement	—	—	—	—	—	125,232,825	125,232,825	41,636,861	166,869,686
Balance as at 30 June 2012	26,895,375	(337,520,916)	6,773,139	6,970,320	540,586,763	2,161,205,762	2,404,910,443	567,795,835	2,972,706,278

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2012 AND 31 DECEMBER 2011

Euro

			31 Dec 2011
	Notes	30 Jun 2012	Restated (Note 2)
ASSETS
Current Assets
Cash and cash equivalents		2,390,516,285	4,930,012,396
Short-term investments		527,618,254	738,112,198
Accounts receivable - trade		1,493,569,412	1,580,334,752
Accounts receivable - other		370,649,868	332,635,396
Inventories		151,968,075	133,506,967
Taxes receivable		314,729,328	374,500,400
Prepaid expenses		116,531,565	73,584,328
Judicial deposits		232,142,591	229,321,275
Other current assets		20,707,615	41,028,329
Total current assets		5,618,432,993	8,433,036,041
Non-Current Assets
Accounts receivable		17,516,388	23,321,001
Taxes receivable		57,079,986	56,406,992
Financial investments		641,512,741	556,329,005
Intangible assets	12	5,299,409,216	5,629,798,917
Tangible assets	12	6,004,156,200	6,228,622,568
Post retirement benefits	6	13,553,019	13,620,935
Deferred taxes	10	1,252,580,917	1,247,784,040
Judicial deposits		929,944,003	854,761,888
Other non-current assets		109,874,535	132,710,054
Total non-current assets		14,325,627,005	14,743,355,400
Total assets		19,944,059,998	23,176,391,441
LIABILITIES
Current Liabilities
Short-term debt	13	2,543,959,363	3,291,558,305
Accounts payable		1,021,380,268	1,244,239,461
Accrued expenses		771,058,770	922,779,134
Deferred income		281,272,823	299,352,137
Taxes payable		360,475,903	411,776,877
Provisions		308,781,219	312,159,078
Other current liabilities		96,927,839	359,660,738
Total current liabilities		5,383,856,185	6,841,525,730
Non-Current Liabilities
Medium and long-term debt	13	8,245,852,534	8,989,400,331
Accounts payable		148,400,640	201,956,296
Taxes payable		322,646,416	314,374,825
Provisions		584,476,420	628,849,066
Post retirement benefits	6	956,311,461	1,004,065,628
Deferred taxes	10	978,568,477	1,052,457,228
Other non-current liabilities		351,241,587	401,589,580
Total non-current liabilities		11,587,497,535	12,592,692,954
Total liabilities		16,971,353,720	19,434,218,684
SHAREHOLDERS’ EQUITY
Share capital		26,895,375	26,895,375
Treasury shares		(337,520,916)	(326,382,864)
Legal reserve		6,773,139	6,773,139
Reserve for treasury shares		6,970,320	6,970,320
Revaluation reserve		540,586,763	556,543,594
Other reserves and accumulated earnings		2,161,205,762	2,557,270,220
Equity excluding non-controlling interests		2,404,910,443	2,828,069,784
Non-controlling interests		567,795,835	914,102,973
Total equity		2,972,706,278	3,742,172,757
Total liabilities and shareholders’ equity		19,944,059,998	23,176,391,441

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM SGPS, S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX MONTH PERIODS ENDED 30 JUNE 2012 AND 2011

Euro

	Notes	1H12	1H11

OPERATING ACTIVITIES (Note 14.a)
Collections from clients		4,225,313,703	3,274,256,284
Payments to suppliers		(1,819,121,639)	(1,251,022,562)
Payments to employees		(552,176,736)	(473,464,218)
Payments relating to income taxes	14.b	(76,062,138)	(78,374,063)
Payments relating to post retirement benefits, net	6	(92,343,679)	(90,595,439)
Payments relating to indirect taxes and other	14.c	(980,250,436)	(590,111,539)
Cash flows from operating activities (1)		705,359,075	790,688,463

INVESTING ACTIVITIES
Cash receipts resulting from:
Short-term financial applications	14.d	332,862,371	83,237,258
Financial investments	14.e	2,267,403	155,615,965
Tangible and intangible assets		1,934,093	3,441,219
Interest and related income	14.f	134,393,897	180,421,884
Dividends	14.g	25,487,291	146,785,323
Other investing activities		1,157,607	3,685,832
		498,102,662	573,187,481
Payments resulting from:
Short-term financial applications	14.d	(121,378,212)	(191,288,376)
Financial investments	14.h	(2,349,446)	(2,265,661,902)
Tangible and intangible assets	14.i	(873,049,894)	(544,179,746)
Other investing activities	14.h	(2,732,096)	(30,486,979)
		(999,509,648)	(3,031,617,003)
Cash flows from investing activities (2)		(501,406,986)	(2,458,429,522)

FINANCING ACTIVITIES
Cash receipts resulting from:
Loans obtained	14.j	2,434,834,991	3,229,564,575
Subsidies		1,256,114	280,585
Other financing activities		—	169,032
		2,436,091,105	3,230,014,192
Payments resulting from:
Loans repaid	14.j	(3,781,315,613)	(1,854,831,760)
Interest and related expenses	14.f	(424,094,709)	(350,452,805)
Dividends	14.k	(610,040,981)	(1,164,342,830)
Acquisition of treasury shares	14.l	(23,198,433)	(86,820,445)
Other financing activities	14.m	(325,001,733)	(21,243,502)
		(5,163,651,469)	(3,477,691,342)
Cash flows from financing activities (3)		(2,727,560,364)	(247,677,150)

Cash and cash equivalents at the beginning of the period		4,930,012,396	4,764,732,734
Change in cash and cash equivalents (4)=(1)+(2)+(3)		(2,523,608,275)	(1,915,418,209)
Effect of exchange differences		(15,887,836)	16,715,545
Cash and cash equivalents of non-current assets held for sale		—	(2,973,018)
Cash and cash equivalents at the end of the period		2,390,516,285	2,863,057,052

The accompanying notes form an integral part of these financial statements.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements as at 30 June 2012

(Amounts stated in Euros, except where otherwise mentioned)

1.                  Introduction

Portugal Telecom, SGPS, SA (“Portugal Telecom”) and its subsidiaries (“Group”, “Portugal Telecom Group”, or “the Company”) are engaged in rendering a comprehensive range of telecommunications and multimedia services in Portugal, Brazil and other countries in Africa and Asia. These services have not significantly changed during the six months period ended 30 June 2012, as compared to those reported in Portugal Telecom’s last annual report.

On 27 February 2012, the general meetings of Tele Norte Leste Participações S.A. (“TNL”), Telemar Norte Leste S.A. (“Telemar”), Coari Participações (“Coari”) and Brasil Telecom S.A. (“Brasil Telecom”) approved a corporate reorganization of the Oi Group (the “Corporate Reorganization”), following which the previous corporate structure composed by TNL, Telemar, Coari and Brasil Telecom was integrated in Brasil Telecom, which was renamed Oi S.A. and remained the only listed company of the group in Brazilian and US capital markets. This Corporate Reorganization consisted of:

•             The share exchange of newly issued shares of Coari for currently outstanding shares issued by Telemar, resulting in Telemar becoming a wholly-owned subsidiary of Coari;

•             The merger of Coari into Brasil Telecom, with Coari ceasing to exist and Telemar becoming a wholly-owned subsidiary of Brasil Telecom;

•             The merger of TNL into Brasil Telecom, with TNL ceasing to exist; and

•             The distribution of redeemable shares of Brasil Telecom exclusively to holders of Brasil Telecom prior to the merger, with cash redemption of such shares to be made immediately after their issuance for an amount of R$1,502 million, which was reflected in the computation of the exchange ratios considered in the mergers mentioned above. Taking into consideration the commitment underlying these operations, Brasil Telecom recognized in 2011 this amount payable to its shareholders, including R$740 million payable to its former controlling shareholder Coari Participações (49.3%), which was fully owned by Telemar, and R$762 million payable to the former non-controlling interests. Consequently, Portugal Telecom proportionally consolidated the liability related to non-controlling interests amounting to Euro 86 million as at the date of the deliberation, which was included under the caption “Other current liabilities”. On 9 April 2012, Oi, S.A. paid the amount due to its former non-controlling shareholders.

As a result of the approval of this Corporate Reorganization and following the one month period ended on 29 March 2012 during which shareholders entitled to such were allowed to exercise its withdrawal rights, the interests held directly in Oi S.A. (former Brasil Telecom) by companies consolidated in Portugal Telecom’s financial statements, following the completion of the Corporate Reorganization, were as follows : (1) Telemar Participações had a 17.70% stake and remained the controlling shareholder of the Oi Group, with 56.43% of the voting rights of Oi, S.A; (2) Portugal Telecom had a 15.54% stake, through its wholly-owned subsidiary Bratel Brasil, S.A.; and (3) AG Telecom Participações, S.A. and LF Tel, S.A. had a stake of 4.54% each. Accordingly, the new economic interest held by Portugal Telecom in the Oi Group, which currently includes 100% of Telemar and Brasil Telecom and prior to the reorganization included 100% of Telemar and 49.3% of Brasil Telecom, decreased from the 25.31% direct and indirect interest previously held in Telemar to a 23.25% direct and indirect interest in Oi, S.A. following the completion of the Corporate

Reorganization. Portugal Telecom’s interest in Telemar Participações (25.62%) did not change as a result of this transaction and therefore Portugal Telecom still proportionally consolidates the Oi Group based on this percentage.

On 9 April 2012, in connection with the Corporate Reorganization explained above, Oi S.A. paid a total consideration of R$ 2,000 million (Note 14.m) related to the exercise of withdrawal rights by shareholders that required it. Also on 9 April 2012, in relation to the above mentioned distribution of redeemable shares of Brasil Telecom, Oi, S.A. paid to its former non-controlling shareholders prior to the mergers a total amount of R$ 762 million (Note 14.m), which is included in Portugal Telecom’s Consolidated Statement of Financial Position as at 31 December 2011 under the caption “Other current liabilities”.

In connection with the Corporate Reorganization mentioned above, Portugal Telecom recorded a gain directly in shareholders’ equity (before non-controlling interests) amounting to Euro 61 million, which reflects (1) a gain of Euro 252 million corresponding to the reduction of the carrying value of non-controlling interests, primarily explained by a higher difference between the fair value and the carrying value of Telemar, as compared to that same difference applicable to Brasil Telecom, and (2) a loss of Euro 191 million corresponding to the amount of R$ 2.0 billion paid by Oi regarding the exercise of withdrawal rights (Euro 211 million), net of the corresponding effect on non-controlling interests (Euro 19 million). Since this restructuring did not involve the acquisition or a loss of control of any of the companies involved in the restructuring process, as Telemar Participações remained the controlling shareholder and Portugal Telecom maintained its joint control over the Oi Group, this transaction was accounted for as an equity transaction, with the reduction of non-controlling interests being recorded as a gain directly in equity.

Notwithstanding the Corporate Reorganization of the Oi Group, Portugal Telecom’s Consolidated Statements of Income, Comprehensive Income and Cash Flows for the six months period ended 30 June 2012 include the results and cash flows of all Oi Companies since 1 January 2012.

The accompanying consolidated financial statements were approved by the Board of Directors and authorized for issue on 26 July 2012.

2.                  Basis of presentation

These consolidated financial statements have been prepared in accordance with International Accounting Standard 34 “IAS 34 Interim Financial Reporting”. These financial statements do not include all the information required by the International Financial Reporting Standards (“IFRS”) and accordingly should be read in conjunction with the consolidated financial statements for the year ended 31 December 2011. In addition, further explanations for the main changes of revenues and costs are disclosed in our interim management report, which should be read in conjunction with these interim consolidated financial statements.

The consolidation principles followed in the preparation of these interim financial statements are the same as were applied in the preparation of the last annual consolidated financial statements.

Changes in the consolidation perimeter

During the six months period ended 30 June 2012, there were no relevant changes in the consolidation perimeter.

On 28 March 2011, Portugal Telecom concluded the acquisition process of its investments in Oi and Contax and the agreements with its controlling shareholders for a total cash consideration of Euro 3,728 million, following which Portugal Telecom proportionally consolidated its assets and liabilities as from 31 March 2011 and its earnings as from 1 April 2011. Accordingly, the Consolidated Income Statement and Statement of Cash Flows for the six months period ended 30 June 2012 are not entirely comparable to the financial statements for the same period of last year, as the earnings and cash flows from Oi and Contax were not proportionally consolidated in the three months period ended 31 March 2011.

For a better understanding of the changes in the Consolidated Income Statement, which in 2012 includes the contribution of Oi, Contax and its controlling shareholders since 1 January while in 2011 only includes that contribution as from 1 April, the table below provides the contribution of Oi, Contax and its controlling shareholders for Portugal Telecom’s net income attributable to equity holders of the parent in the three months period ended 31 March 2012:

Income Statement (i)	Euro million

REVENUES	936
COSTS, EXPENSES AND LOSSES
Wages and salaries	188
Direct costs	177
Commercial costs	39
Supplies, external services and other expenses	201
Indirect taxes	52
Provisions and adjustments	37
Depreciation and amortisation (Note 12)	161
Post retirement benefits, net	1
Other costs, net	5
Income before financial results and taxes	74
Net interest expenses (Note 8)	66
Net other financial expenses (Note 9)	15
Income (loss) before taxes	(7)
Income taxes (Note 10)	(13)
Net income (loss) (before non-controlling interests)	6
Income attributable to non-controlling interests	3
Net loss attributable to equity holders of Portugal Telecom	2

(i)        Although the 31 March 2012 statutory financial statements of Oi, S.A. include three months of former Brasil Telecom (now Oi, S.A.) and only one month of Telemar and TNL as from 1 March 2012 (the date these companies were merged into the new Oi, S.A.), following the approval of the Corporate Reorganization on 27 February 2012, the Income Statement for the three months period ended 31 March 2012 presented in the table above includes the results of all Oi Companies since 1 January 2012.  This Income Statement also includes the results of Contax and the controlling shareholders. In addition, the financial statements of Oi and Contax were adjusted in order to comply with Portugal Telecom’s accounting policies, estimates and criteria, including the amortization of intangible assets recognized under the purchase price allocation.

Completion of the purchase price allocation of the investments in Oi and Contax

As mentioned in Portugal Telecom’s 2011 annual report, following the preliminary assessment of the fair value of the assets acquired and liabilities assumed in connection with the acquisition of the investments in Oi and Contax, the purchase price allocation of these business combinations recorded as at 31 December 2011 was subject to changes until the completion of the one year period from the acquisition date, as allowed by IFRS 3 Business Combinations. During the first quarter of 2012, Portugal Telecom obtained the necessary information to conclude the final assessment of the fair value of the assets acquired and liabilities assumed under these business combinations and, as a result of the changes made to the purchase price allocation recorded as at 31 December 2011, the Company restated its Consolidated Statement of Financial Position as of that date, in order to reflect those changes as if they had been recognized on the acquisition date. Portugal Telecom has concluded the assessment of contingent liabilities and recognised a total amount of Euro 233 million related to the fair value of contingent liabilities regarding contractual obligations and civil, labor and tax proceedings.

The impacts of the above mentioned restatement made to the Consolidated Statement of Financial Position as at 31 December 2011 are as follows:

CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT 31 DECEMBER 2011	Euro

	Statement reflecting	Impacts of the changes	Restated statement
	the preliminary	to the preliminary	reflecting the final
	purchase price allocation	purchase price allocation	purchase price allocation
ASSETS
Current Assets	8,433,036,041	—	8,433,036,041
Non-Current Assets
Intangible assets	5,424,100,459	205,698,458	5,629,798,917
Tangible assets	6,228,622,568	—	6,228,622,568
Deferred taxes	1,220,882,009	26,902,031	1,247,784,040
Other non-current assets	1,637,149,875	—	1,637,149,875
Total non-current assets	14,510,754,911	232,600,489	14,743,355,400
Total assets	22,943,790,952	232,600,489	23,176,391,441
LIABILIT IES
Current Liabilities
Provisions	282,487,720	29,671,358	312,159,078
Other current liabilities	6,529,366,652	—	6,529,366,652
Total current liabilities	6,811,854,372	29,671,358	6,841,525,730
Non-Current Liabilities
Provisions	579,396,803	49,452,263	628,849,066
Other non-current liabilities	247,479,376	154,110,204	401,589,580
Other	11,562,254,308	—	11,562,254,308
Total non-current liabilities	12,389,130,487	203,562,467	12,592,692,954
Total liabilities	19,200,984,859	233,233,825	19,434,218,684
SHAREHOLDERS’ EQUITY
Equity excluding non-controlling interests	2,828,069,784	—	2,828,069,784
Non-controlling interests	914,736,309	(633,336)	914,102,973
Total equity	3,742,806,093	(633,336)	3,742,172,757
Total liabilities and shareholders’ equity	22,943,790,952	232,600,489	23,176,391,441

The impacts of the restatement detailed in the table above resulted in an increase of the goodwill related to the acquisition of the investments in Oi and Contax by Euro 206 million as at 31 December 2011, from a total Euro 846 million that was recorded on a preliminary basis as of that date and included in the 2011 annual report. Considering the exchange rate prevailing as of the acquisition date, on 28 March 2011, the preliminary goodwill of Euro 904 million, reported in the 2011 annual report, was increased by Euro 220 million to a total revised goodwill of Euro 1,123 million related to the acquisition of the investments in Oi and Contax for a total cash consideration of Euro 3,728 million.

Prior to the initial purchase price allocation of the investments in Oi and Contax that was recorded as at 31 December 2011, the Company, on a preliminary basis, had allocated to goodwill the entire difference between the purchase price and the carrying value of net assets acquired. Consequently, as a result of the purchase price allocation initially recorded at 2011 year end, Portugal Telecom restated its Consolidated Income Statements for the six and three month periods ended 30 June 2011, in order to reflect the amortization of the intangible assets recognized under the purchase price allocation as if they had been recognized on acquisition date. The impacts of this restatement are as follows:

CONSOLIDATED INCOME STATEMENT FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2011	Euro

	Statement prior to the	Impacts of the	Restated statement
	initial purchase	initial purchase	reflecting the initial
	price allocation	price allocation	purchase price allocation

Total revenues	2,668,799,348	—	2,668,799,348
Costs, losses and (income)
Depreciation and amortisation	564,434,474	15,004,822	579,439,296
Other operating expenses, net	1,707,905,032	—	1,707,905,032
Income before financial results and taxes	396,459,842	(15,004,822)	381,455,020
Financial results	(28,229,067)	—	(28,229,067)
Income taxes	(101,778,950)	5,599,366	(96,179,584)
Net income	266,451,825	(9,405,456)	257,046,369
Attributable to non-controlling interests	38,587,164	6,414,158	45,001,322
Attributable to equity holders of the parent	227,864,661	(15,819,614)	212,045,047
Earnings per share attributable to the equity holders of the parent
Basic	0.26	(0.02)	0.24
Diluted	0.26	(0.02)	0.24

CONSOLIDATED INCOME STATEMENT FOR THE THREE MONTHS PERIOD ENDED 30 JUNE 2011	Euro

	Statement prior to the	Impacts of the	Restated statement
	initial purchase	initial purchase	reflecting the initial
	price allocation	price allocation	purchase price allocation

Total revenues	1,797,681,280	—	1,797,681,280
Costs, losses and (income)
Depreciation and amortisation	368,074,507	15,004,822	383,079,329
Other operating expenses, net	1,175,045,613	—	1,175,045,613
Income before financial results and taxes	254,561,160	(15,004,822)	239,556,338
Financial results	(83,820,088)	—	(83,820,088)
Income taxes	(53,810,822)	5,599,366	(48,211,456)
Net income	116,930,250	(9,405,456)	107,524,794
Attributable to non-controlling interests	18,794,576	6,414,158	25,208,734
Attributable to equity holders of the parent	98,135,674	(15,819,614)	82,316,060
Earnings per share attributable to the equity holders of the parent
Basic	0.11	(0.01)	0.10
Diluted	0.11	(0.01)	0.10

3.                  Accounting policies, judgments and estimates

The accounting policies, estimates and judgments applied in these interim consolidated financial statements are consistent with those applied in Portugal Telecom’s last annual financial statements.

As a result of its approval by the European Union, the following standards, revised standards or interpretations became effective during the six months period ended 30 June 2012, although their adoption had no impact in Portugal Telecom’s consolidated financial statements:

•        IAS 24 Related Party Disclosures (revision) — This revision clarifies some disclosures to be made regarding related parties, namely those regarding entities related to the public administration;

•        IFRS 1 First Time Adoption of IFRS (revision) — The changes included in this standard simplify the disclosure of comparative information regarding financial instruments upon the first time adoption of IFRS;

•        IAS 32 Financial Instruments (revision) — This revision clarifies the conditions under which rights issued can be classified as equity instruments;

•        IFRIC 14 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction — The changes included in this interpretation solve an unintentional consequence resulting from the accounting treatment of the prepayment of future contributions under circumstances where the minimum funding requirement is applicable;

•        IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments — This interpretation provides guidance on the accounting for transactions under which the terms of a financial liability are renegotiated leading to the issuance by the company of equity instruments to settle the total or part of the financial liability.

In addition, according to the dates set by the International Accounting Standards Board (“IASB”), the adoption of the following standards, revised standards or interpretations is mandatory as from 1 January 2012, although their application is not yet mandatory for Portugal Telecom either because those standards, revised standards or interpretations were not yet approved by the European Union or because the mandatory application date set by the European Union occurs only in subsequent years:

•        Amendments to IAS 12 Income Taxes; and

•        Amendments to IFRS 1 First Time Adoption of IFRS.

In 2012, the IASB issued the following standards, revised standards or interpretations, which were not yet approved by the European Union and its mandatory application date set by the IASB occurs only in subsequent years:

•        On 13 March 2012, the IASB issued amendments to IFRS 1 First Time Adoption of IFRS that relate to loans obtained from government entities at a below market interest rate, giving first-time adopters of IFRSs relief from full retrospective application of IFRSs when accounting for these loans on transition. These amendments are not applicable to Portugal Telecom.

•        On 28 June 2012, the IASB issued Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12). These amendments clarify the transition guidance in IFRS 10 Consolidated Financial Statements and also provide additional transition relief in IFRS 10, IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Interests in Other Entities, limiting the requirement to provide adjusted comparative information to only the preceding comparative period. Furthermore, for disclosures related to unconsolidated structured entities, these amendments will remove the requirement to present comparative information for periods before IFRS 12 is first applied.

4.                  Exchange rates

As at 30 June 2012 and 31 December 2011, assets and liabilities denominated in Brazilian Reais were translated to Euros using the exchange rates of 2.5788 and 2.4159 Brazilian Reais to the Euro, respectively. During the six month periods ended 30 June 2012 and 2011, the income statements of subsidiaries and jointly controlled entities expressed in Brazilian Reais were translated to Euros using the average exchange rates of 2.4144 and 2.2879 Brazilian Reais to the Euro, respectively.

5.                  Segment reporting

The identification and presentation of the operating segments, which is consistent with the segments presented on the annual financial statements as at 31 December 2011, is as follows: (i) Telecommunications in Portugal; and (ii) Telecommunications in Brazil - Oi. There is no difference between operating and reportable segments.

In the six and three month periods ended 30 June 2012 and 2011, revenues by operating segment and its contribution to the Group’s consolidated revenues were as follows:

Euro

	1H12			1H11
	Standalone	Intragroup	Consolidated	Standalone	Intragroup	Consolidated
	revenues	revenues	revenues	revenues	revenues	revenues
Revenues relating to reportable segments:
Telecommunications in Portugal (i)	1,358,454,469	(11,740,732)	1,346,713,737	1,442,593,345	(9,878,090)	1,432,715,255
Telecommunications in Brazil - Oi (ii)	1,542,065,964	(1,972,387)	1,540,093,577	832,270,773	(1,104,537)	831,166,236
Revenues relating to other businesses (iii)	768,110,892	(310,222,101)	457,888,791	697,958,466	(293,040,609)	404,917,857
Group consolidated revenues			3,344,696,105			2,668,799,348

Euro

	2Q12			2Q11
	Standalone	Intragroup	Consolidated	Standalone	Intragroup	Consolidated
	revenues	revenues	revenues	revenues	revenues	revenues
Revenues relating to reportable segments:
Telecommunications in Portugal (i)	678,081,720	(6,562,902)	671,518,818	725,248,568	(5,328,231)	719,920,337
Telecommunications in Brazil - Oi (ii)	753,624,971	(1,272,124)	752,352,847	832,270,773	(1,104,537)	831,166,236
Revenues relating to other businesses (iii)	376,319,228	(171,180,071)	205,139,157	415,689,797	(169,095,090)	246,594,707
Group consolidated revenues			1,629,010,822			1,797,681,280

(i)                 The reduction in standalone revenues from telecommunications in Portugal in the six and three month periods ended 30 June 2012 (Euro 84 million and Euro 47 million, respectively), as compared to the same periods of last year, is primarily explained by: (1) lower revenues driven by the Enterprise customer segment (Euro 46 million and Euro 22 million, respectively), impacted by pricing and consumption pressure on both SME and large companies, significant cut back on the public administration and postponement of investment decisions by large customer corporate; (2) revenue decline in the Personal customer segment (Euro 35 million and Euro 17 million, respectively), as a result of lower customer revenues (Euro 25 million and Euro 12 million, respectively) reflecting challenging economic conditions and pricing pressure, lower interconnection revenues (Euro 8 million and Euro 4 million, respectively), following the negative impact of the decline in Mobile Termination Rates (“MTRs”), and lower sales; and (3) a reduction in revenues from wholesale and other businesses (Euro 19 million and Euro 17 million, respectively), as a result of lower accesses and traffic revenues, a decline in public phones and lower revenues from the directories business (Euro 5 million and Euro 3 million, respectively). These effects were partially offset by an increase in revenues from the Residential customer segment (Euro 16 million and Euro 9 million, respectively), mainly related to Pay-TV and broadband revenues, which are underpinned by the solid performance and continued market share gains of Meo’s double and triple play offers.

(ii)              As mentioned in Note 2, the results of Oi were proportionally consolidated as from 1 April 2011, which explains the significant increase in this caption in the six months period ended 30 June 2012 compared to the same period of last year. The lower revenues in the three months period ended 30 June 2012 (Euro 79 million), as compared to the same period of last year, reflect primarily the impact of the depreciation of the Brazilian Real against the Euro (Euro 75 million). Adjusting for this effect, the reduction in revenues amounting to Euro 3 million reflects a decrease in services rendered (Euro 34 million) partially offset by an increase in sales and other operating revenues (Euro 30 million). The reduction in services rendered is primarily explained by lower fixed voice revenues that more than compensated the increase in broadband and pay-TV revenues.

(iii)         The increase in the contribution of other businesses to consolidated revenues reflects the impact of the proportional consolidation of Contax in the first quarter of 2012 (Euro 148 million), which was proportionally consolidated as from 1 April 2011, partially offset by the contribution of Dedic/GPTI business in the first half of 2011 (Euro 134 million), as this business was fully consolidated up to 30 June 2011 and then integrated in Contax following the completion of the exchange of Portugal Telecom’s interest in this business for an additional stake in Contax. Excluding the impact of these changes in the consolidation perimeter, the contribution of other businesses to consolidated revenues increased by Euro 36 million, reflecting (1) an increase at Contax in the second quarter of 2012 over the same period of last year, reflecting the contribution from Dedic/GPTI business in the second quarter of 2012, partially offset by the impact of the depreciation of the Brazilian Real against the Euro, and (2) improved performance at certain international operations, namely Cabo Verde Telecom and MTC, in Namibia.

In the six and three month periods ended 30 June 2012 and 2011, the reconciliation between income before financial results and taxes relating to operating segments and the Group’s consolidated net income is as follows:

Euro

	1H12	1H11	2Q12	2Q11
Income before financial results and taxes relating to operating segments:
Telecommunications in Portugal (i)	279,805,713	280,710,898	157,035,789	141,473,218
Telecommunications in Brazil - Oi (ii)	148,461,358	102,935,855	75,539,456	102,935,855
Income before financial results and taxes relating to other businesses (iii)	14,769,955	(2,191,733)	11,388,124	(4,852,735)
Income before financial results and taxes	443,037,026	381,455,020	243,963,369	239,556,338
Financial gains and (losses):
Net interest expenses (Note 8)	(235,957,866)	(81,255,643)	(128,335,603)	(98,573,103)
Equity in earnings of associated companies, net (iv)	95,589,309	122,499,467	49,344,969	42,318,904
Net other financial losses (Note 9)	(47,149,654)	(69,472,891)	(11,910,899)	(27,565,889)
Income taxes (Note 10)	(88,649,129)	(96,179,584)	(67,071,100)	(48,211,456)
Net income	166,869,686	257,046,369	85,990,736	107,524,794

(i)                 The reduction in this caption in the six months period ended 30 June 2012, as compared to the same period of last year, is primarily explained by lower net service revenues (service revenues minus direct costs), which more than offset the following effects: (1) a decrease in supplies and external services explained primarily by the cost cutting policy implemented at Portuguese operations and by a reduction in maintenance and repair expenses following the rollout of Portugal Telecom’s FTTH network; (2) lower depreciation and amortization expenses, primarily explained by swap of TMN’s 2G equipment to LTE (4G) enabled equipment, following which TMN accelerated the depreciation of 2G equipments in the first half of 2011 up to 30 June (Note 12); (3) a reduction in wages and salaries, as a result of the focus on cost cutting, including lower variable and overtime remunerations, higher efficiency levels in certain internal processes, and lower personnel costs as a result of the restructuring plan implemented in the end of 2011; and (4) a gain recorded in the second quarter of 2012 under the caption “Non-recurring costs (gains)” corresponding to an estimated net compensation receivable from the Portuguese State for prior years costs supported by PT Comunicações with the universal service obligation under the Concession Agreement (Note 7).

(ii)              As mentioned in Note 2, the results of Oi were proportionally consolidated as from 1 April 2011, which explains the increase in this caption in the six months period ended 30 June 2012 compared to the same period of last year. The reduction in the second quarter of 2012 over the same period of last year reflects primarily: (1) an increase in supplies and external services, mostly due to higher costs related to higher capillary of distribution channels; (2) higher personnel costs as a result of increased staff levels and organisational restructuring, including new region commercial structures in order to improve regional operational performance; and also (3) the impact of depreciation of the Brazilian Real against the Euro (Euro 8 million).

(iii)           The increase in this caption reflects primarily the impact of the proportional consolidation of Contax in the first quarter of 2012, a higher contribution from this company in the second quarter of 2012 over the same period of the last year, and also losses recorded by the Dedic/GPTI business in the first half of 2011.

(iv)          In the six months period ended 30 June 2011, this caption includes a gain of Euro 38 million recorded in the first quarter related to the completion of the disposal of the investment in UOL, for a total amount of Euro 155.5 million (Note 14.e). Adjusting for this effect, equity in earnings of associated companies would have increased from Euro 85 million to Euro 96 million in the six month periods ended 30 June 2011 and 2012, respectively, reflecting primarily the improvement in earnings of Unitel and CTM.

In the six and three month periods ended 30 June 2012 and 2011, capital expenditures by operating segment and their reconciliation to the consolidated capital expenditures are as follows (Note 12):

Euro

	1H12	1H11	2Q12	2Q11
Telecommunications in Portugal	238,378,965	250,883,061	123,483,437	149,514,945
Telecommunications in Brazil - Oi (i)	217,629,132	116,633,660	97,045,832	116,633,660
Other businesses	66,113,827	50,467,675	42,695,935	29,630,329
	522,121,924	417,984,396	263,225,204	295,778,934

(i)                 This caption excludes the investment made by Oi in the second quarter of 2012 for the acquisition of 4G licenses for a total amount of R$ 400 million, equivalent to Euro 42 million proportionally consolidated in Portugal Telecom’s financial statements.

The change in capital expenditures in the six and three months period ended 30 June 2012, as compared to the same period of last year, reflects primarily the following effects:

•        A reduction in capital expenditures of Portuguese operations, which were directed towards investments in future proof technologies, namely FTTH, including the coverage of mobile base stations with fibre, and 4G/LTE. This reduction reflects primarily the strong investments made during the last years, namely in the first half of 2011, in the deployment of the FTTH network and the reinforcement of 3G and 3.5G networks in terms of coverage and capacity, leading now to a decrease in technology capital expenditures, notwithstanding the investments in the deployment of the 4G network. Portugal Telecom has been strengthening its mobile data capabilities and its network quality by leveraging the existing FTTH deployment to boost its mobile network quality and lead the 4G/LTE roll-out in the Portuguese market;

•        An increase in the contribution of Oi to consolidated capital expenditures, which stood at Euro 218 million in the six months period ended 30 June 2012, compared to a contribution of Euro 117 million to consolidated capital expenditures in the six months period ended 30 June 2011, an increase of Euro 101 million reflecting primarily the effect of the proportional consolidation in the first quarter of 2012 (Euro 121 million), partially offset by the impact of the depreciation of the Brazilian Real against the Euro in the second quarter of 2012 over the same period of last year (Euro 12 million). Adjusting for these effects, Oi’s contribution to consolidated capital expenditures would have decreased by only Euro 8 million; and

•        An increase in capital expenditures of other businesses (Euro 16 million), reflecting primarily the impact of the proportional consolidation of Contax in the first quarter of 2012 (Euro 5 million) and higher capital expenditures at MTC (Euro 14 million), mainly due to investments in the African submarine cable and in 4G, and at Cabo Verde Telecom (Euro 6 million). These effects were partially offset by capital expenditures from the Dedic/GPTI business in the first half of 2011, as this business was fully consolidated until 30 June 2011 and then integrated in Contax.

6.                  Post retirement benefits

As at 30 June 2012, the Company did not obtain an actuarial valuation to recognize post retirement benefits and therefore costs recorded during the six and three month periods ended 30 June 2012 are based on the 31 December 2011 actuarial studies, adjusted only by curtailment costs incurred during that period.

As at 30 June 2012, the projected post retirement benefits obligations from Portuguese operations, which relate to pension complements and healthcare benefits, totalled Euro 473 million and the market value of assets under management amounted to Euro 357 million, as compared to Euro 474 million and Euro 345 million as at 31 December 2011, respectively. In addition, Portugal Telecom had liabilities with salaries payable to suspended and pre-retired employees amounting to Euro 760 million as at 30 June 2012, as compared to Euro 782 million as at 31 December 2011, which are not subject to any legal funding requirement. These salaries are paid on a monthly basis directly by Portugal Telecom to beneficiaries until retirement age. As at 30 June 2012, Portugal Telecom had unrecognized prior years’ service gains related to unvested rights amounting to Euro 16 million and therefore net benefits obligations from Portuguese operations recorded in the Consolidated Statement of Financial Position amounted to Euro 892 million, as compared to Euro 929 million as at 31 December 2011. In addition, following the acquisition of the investment in Oi, concluded on 28 March 2011, Portugal Telecom proportionally consolidated net post retirement benefits obligations of that company, which amounted to Euro 51 million as at 30 June 2012 and Euro 62 million as at 31 December 2011.

During the six month periods ended 30 June 2012 and 2011, the movements occurred in post retirement benefits obligations, net of the market value of plan assets and unrecognized prior year service gains, were as follows:

Euro

	Portuguese operations				Oi
			Salaries to
	Pension		pre-retired and
	benefits	Healthcare	suspended		Pension	Healthcare
	complements	benefits	employees	Sub-total	benefits	benefits	Sub-total	Total
Balance as at 31 December 2011	27,625,872	118,572,052	782,498,256	928,696,180	61,354,018	394,495	61,748,513	990,444,693
Periodic post retirement benefits costs (gains)	(230,516)	2,135,651	12,871,635	14,776,770	2,583,077	20,031	2,603,108	17,379,878
Work force reduction costs	—	—	461,957	461,957	—	—	—	461,957
Net actuarial losses (gains)	(934,625)	(18,270,516)	34,775,396	15,570,255	—	—	—	15,570,255
Payments, contributions and reimbursements	(1,799,397)	4,978,247	(70,506,473)	(67,327,623)	(10,364,915)	(42)	(10,364,957)	(77,692,580)
Foreign currency translation adjustments	—	—	—	—	(3,379,570)	(26,191)	(3,405,761)	(3,405,761)
Balance as at 30 June 2012	24,661,334	107,415,434	760,100,771	892,177,539	50,192,610	388,293	50,580,903	942,758,442

Euro

	Portuguese operations				Oi
			Salaries to
	Pension		pre-retired and
	benefits	Healthcare	suspended		Pension	Healthcare
	complements	benefits	employees	Sub-total	benefits	benefits	Sub-total	Total
Balance as at 31 December 2010	25,772,632	16,767,576	924,324,397	966,864,605	—	—	—	966,864,605
Changes in the consolidation perimeter	—	—	—	—	52,083,050	406,094	52,489,144	52,489,144
Periodic post retirement benefits costs (gains)	(357,642)	(885,465)	15,693,048	14,449,941	1,564,935	10,692	1,575,627	16,025,568
Work force reduction costs	—	—	3,749,157	3,749,157	—	—	—	3,749,157
Net actuarial losses (gains)	1,308,374	(532,338)	—	776,036	—	—	—	776,036
Payments, contributions and reimbursements	(583,249)	2,525,744	(80,830,257)	(78,887,762)	(152,278)	(924)	(153,202)	(79,040,964)
Foreign currency translation adjustments	—	—	—	—	1,070,513	8,331	1,078,844	1,078,844
Balance as at 30 June 2011	26,140,115	17,875,517	862,936,345	906,951,977	54,566,220	424,193	54,990,413	961,942,390

Certain post retirement benefits plans that have a surplus position, for which an asset can be recorded as it is possible to obtain reimbursements for the excess financing of those plans, are presented in the Consolidated Statement of Financial Position separately from those plans with a deficit position. As at 30 June 2012 and 31 December 2011, net post retirement obligations were recognized in the Consolidated Statement of Financial Position as follows:

Euro

	30 Jun 2012	31 Dec 2011
Pension plans with a deficit position	88,406,963	102,600,825
Salaries to pre-retired and suspended employees	760,100,771	782,498,256
Healthcare plans with a deficit position	107,803,727	118,966,547
Plans with a deficit position	956,311,461	1,004,065,628
Pension plans with a surplus position	(13,553,019)	(13,620,935)
	942,758,442	990,444,693

The detail of post retirement benefits costs in the six and three month periods ended 30 June 2012 and 2011 is as follows:

Euro

	1H12	1H11	2Q12	2Q11
Post retirement benefits costs
Portuguese operations
Periodic service cost	1,761,185	1,763,800	880,592	881,900
Interest cost	23,734,680	26,500,485	11,867,340	13,249,980
Expected return on plan assets	(9,959,212)	(13,053,166)	(4,979,606)	(6,526,583)
Amortization of prior years service gains	(759,883)	(761,178)	(379,942)	(380,589)
	14,776,770	14,449,941	7,388,384	7,224,708
Service cost related to liabilities transferred to the Portuguese State (i)	11,426,863	10,354,703	5,516,406	5,533,963
Sub-total	26,203,633	24,804,644	12,904,790	12,758,671
Oi
Periodic service cost	1,269,425	257,311	607,788	257,311
Interest cost	72,271,466	23,534,713	34,620,108	23,534,713
Expected return on plan assets	(126,025,747)	(34,642,554)	(60,358,702)	(34,642,554)
Amortization of prior years service gains	(195)	(52,094)	(195)	(52,094)
Effect of the limit on a defined benefit asset (ii)	55,088,159	12,478,251	26,247,973	12,478,251
Sub-total	2,603,108	1,575,627	1,116,972	1,575,627
Total post retirement benefits costs	28,806,741	26,380,271	14,021,762	14,334,298

Work force reduction costs
Curtailment cost	461,957	3,749,157	21,999	21,919
Termination payments	396,827	1,823,235	(15,193)	1,147,270
Total work force reduction costs	858,784	5,572,392	6,806	1,169,189

(i)        This caption relates to a contribution paid by Portugal Telecom to the Portuguese Social Security System, regarding the annual service of active employees that were entitled to pension benefits under the Company’s post retirement benefits plans transferred to the Portuguese State in December 2010.

(ii)     Oi has several plans that present a surplus position for which an asset is not recorded as it is not possible to obtain reimbursements for the excess financing of those plans; accordingly, and considering the provisions of IFRIC 14 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction, losses are recognized for those plans for which an asset cannot be recognized.

The detail of net actuarial gains (losses) recorded in the Consolidated Statement of Comprehensive Income in the six and three month periods ended 30 June 2012 and 2011, which relate to Portuguese operations, is as follows:

Euro

	1H12	1H11	2Q12	2Q11
Changes in actuarial assumptions (i)	(34,775,396)	36,259,333	—	36,259,333
Differences between actual data and actuarial assumptions (ii)	19,205,141	(37,035,369)	7,194,513	(20,684,168)
	(15,570,255)	(776,036)	7,194,513	15,575,165

(i)        In the six months period ended 30 June 2012, this caption corresponds to the estimated impact of the adoption of Dec-Law 85-A/2012, which suspended the early retirement regime during the financial assistance programme to Portugal, resulting in higher salaries payable to pre-retired and suspended employees up to retirement age. In the six months period ended 30 June 2011, this caption corresponds to a gain resulting from the change of the discount rate actuarial assumption, from 4.75% to 5.50% for healthcare benefits and from 4.75% to 5.00% for pension complements.

(ii)     Net actuarial gains and losses recorded in the six and three month periods ended 30 June 2012 and 2011 relate to the difference between actual and expected return on plan assets. In the six month periods ended 30 June 2012 and 2011, the actual return on plan assets was +8.5% and -5.5%, respectively, as compared to the actuarial assumption of 3.0%.

Net cash out flows relating to post retirement benefits in the six month periods ended 30 June 2012 and 2011 are as follows:

Euro

	1H12	1H11
Payments of salaries to pre-retired and suspended employees	70,506,473	80,830,257
Contributions to the pension funds (i)	11,464,915	152,278
Payments (refunds) related to healthcare expenses (ii)	(4,978,205)	(2,524,820)
Payments of pension complement benefits	699,397	583,249
	77,692,580	79,040,964
Service cost related to liabilities transferred to the Portuguese State (iii)	14,254,272	9,731,240
Termination payments	396,827	1,823,235
	92,343,679	90,595,439

(i)                 In the six months period ended 30 June 2012, this caption includes contributions related to the pension plans from Portuguese operations and Oi amounting to Euro 1.1 million and Euro 10.4 million, respectively.

(ii)              In the six month periods ended 30 June 2012 and 2011, the balance of this caption is net of reimbursements related to expenses paid on account by PT Comunicações amounting to Euro 14 million and Euro 11 million, respectively.

(iii)          This caption corresponds to a contribution paid by Portugal Telecom to the Portuguese Social Security System, relating to the annual service of active employees that were entitled to pension benefits under the Company’s post retirement benefits plans transferred to the Portuguese State in December 2010.

7.                  Other costs (gains), net

Other gains amounted to Euro 17 million in the six months period ended 30 June 2012, as compared to other costs of Euro 7 million in the same period of last year, a change of Euro 24 million reflecting primarily a gain recorded in the second quarter of 2012 related to the net compensation for prior years costs supported by Portugal Telecom with the universal service obligation under the Concession Agreement, as envisaged in the Law Proposal Nº. 66/XII, partially offset by non recurring provisions and adjustments to certain assets also recognized in 2012.

8.                 Net interest expenses

In the six and three month periods ended 30 June 2012 and 2011, this caption consists of (Note 5):

Euro

	1H12	1H11	2Q12	2Q11
Interest expense
Related to loans obtained and financial instruments	378,353,084	246,670,359	181,613,837	160,220,533
Other	3,391,825	7,978,011	1,945,700	6,630,596
Interest Income
Related to cash, short-term investments and financial instruments	(143,935,156)	(169,184,657)	(54,393,419)	(65,629,656)
Other	(1,851,887)	(4,208,070)	(830,515)	(2,648,370)
	235,957,866	81,255,643	128,335,603	98,573,103

The increase in net interest expenses reflects primarily (1) the impact of the proportional consolidation of Oi, Contax and its controlling shareholders in the first quarter of 2012, amounting to Euro 66 million (Note 2), as the earnings from these businesses were proportionally consolidated as from 1 April 2011, (2) an Euro 51 million interest gain recorded in the first quarter of 2011 on the cash deposits in Brazilian Reais that were used to pay the strategic investments in Oi and Contax on 28 March 2011, and (3) a higher contribution from Oi (Euro 27 million), reflecting mainly the impact of the increase in its average net debt as a result of dividends paid in May 2012 and amounts paid to non-controlling shareholders in April 2012 in connection with the completion of the corporate reorganization of the Oi Group, partially offset by the impact of the depreciation of the Brazilian Real against the Euro.

9.                 Net other financial losses

In the six and three month periods ended 30 June 2012 and 2011, this caption consists of (Note 5):

Euro

	1H12	1H11	2Q12	2Q11
Bank commissions and expenses	36,166,189	25,045,569	17,129,237	17,976,203
Net losses (gains) on derivatives	4,018,044	(457,766)	52,361	(321,126)
Net foreign currency exchange losses (gains)	(6,770,531)	23,939,043	(10,205,941)	8,234,417
Other	13,735,952	20,946,045	4,935,242	1,676,395
	47,149,654	69,472,891	11,910,899	27,565,889

The reduction in net other financial losses, which include net foreign currency losses, net losses on financial assets and net other financial expenses, reflects primarily a decrease in net foreign currency exchange losses at Portuguese operations, mainly due to the impact of the significant depreciation of the US Dollar against the Euro in the six months period ended 30 June 2011 on net assets denominated in US Dollars, as compared to an appreciation in the first half of 2012. In addition, the impact of the proportional consolidation of Oi, Contax and its controlling shareholders in the first quarter of 2012, amounting to Euro 15 million (Note 2), was offset by the financial taxes incurred in Brazil during the first quarter of 2011 in connection with the transfer of funds for the investment in Oi (Euro 14 million).

10.           Income taxes

Following a change in Portuguese tax legislation occurred in December 2011, for the years 2012 and 2013 the Company will be subject to Corporate Income Tax at a base rate of 25%, increased (1) up to a maximum of 1.5% of taxable income through a municipal tax, and (2) by a state surcharge levied at the rate of 3.0% on taxable income between Euro 1.5 million and Euro 10.0 million and at the rate of 5.0% on taxable income in excess of Euro 10.0 million, resulting in a maximum aggregate tax rate of approximately 31.5%, as compared to a maximum aggregate tax rate of 29.0% that was applicable for the year 2011.

Companies located in Brazil, namely Oi and Contax that were proportionally consolidated as from 1 April 2011, are subject to income taxes at a nominal rate of 34%.

In the six and three month periods ended 30 June 2012 and 2011, the reconciliation between the nominal and the effective income tax is as follows:

Euro

	1H12	1H11	2Q12	2Q11
Income before taxes	255,518,815	353,225,953	153,061,836	155,736,250
Statutory tax rate	31.5%	29.0%	31.5%	29.0%
	80,488,427	102,435,526	48,214,478	45,163,513
Difference in tax rates (i)	(14,704,933)	(512,451)	(10,758,407)	(803,690)
Tax incentives obtained by Oi	(12,299,926)	(6,079,997)	(7,932,566)	(6,079,997)
Permanent differences (ii)	26,953,949	6,040,461	30,020,763	13,015,346
Increases and reductions in provisions for income tax contingencies	18,657,062	(731,791)	17,970,075	2,211,160
Adjustments to the income taxes of previous years	(10,445,450)	(4,972,164)	(10,443,243)	(5,294,876)
	88,649,129	96,179,584	67,071,100	48,211,456
Income tax
Income tax-current	116,211,018	121,046,692	62,028,231	78,940,682
Deferred taxes	(27,561,889)	(24,867,108)	5,042,869	(30,729,226)
	88,649,129	96,179,584	67,071,100	48,211,456

(i)                 This caption corresponds to the impact of the difference between the maximum aggregate statutory tax rate applicable in Portugal and other tax rates applicable to Group companies. The change in this caption reflects primarily (1) the impact of a higher difference between lower tax rates applicable to certain Group companies that present tax earnings and are located outside mainland Portugal and the new maximum aggregate tax rate applicable in Portugal (31.5%), and also (2) lower earnings from Brazilian businesses, which are subject to a higher tax rate (34%) than in Portugal.

(ii)              The increase in this caption reflects primarily the impact of higher non-taxable interest income and equity gains in 2011, related mainly to the financial effect on Telefónica’s receivable regarding the disposal of Vivo and the gain recorded upon the disposal of the investment in UOL, respectively.

The reduction in consolidated income taxes from Euro 96 million in the six months period ended 30 June 2011 to Euro 89 million in the same period of 2012 reflects primarily the impact of the proportional consolidation of Oi and Contax in the first quarter of 2012, amounting to an income tax gain of Euro 13 million (Note 2), and the effect resulting from the reduction in income before income tax from Portuguese operations.

Deferred tax assets recorded in the Consolidated Statement of Financial Position amounted to Euro 1,253 million as at 30 June 2012 and Euro 1,248 million as at 31 December 2011, and reflect the following effects occurred in the first half of 2012: (1) an increase at Oi (Euro 38 million) related mainly to tax losses carryforward generated in the period; (2) an increase in deferred tax assets related to post-retirement liabilities from Portuguese operations resulting from the tax effect on net actuarial losses recorded in the six months period ended 30 June 2012, which amounted to a gain of Euro 4 million and was recognized in the

Consolidated Statement of Comprehensive Income; partially offset by (3) a reduction in deferred tax assets related to tax losses carryforward from Portuguese operations (Euro 30 million), due to the taxable income generated in the period.

The reduction in deferred tax liabilities recorded in the Consolidated Statement of Financial Position, from Euro 1,052 million as at 31 December 2011 to Euro 978 million as at 30 June 2012, reflects mainly a reduction at Oi, amounting to Euro 74 million. This reduction corresponds primarily to the tax effect on the recognition in profit and loss of the fair value adjustments, mainly related to intangible assets, that were recorded in connection with purchase price allocations related to the acquisition by Portugal Telecom of the investments in Oi and Contax, completed in March 2011, and to other business combinations occurred in previous years at the Oi Group.

11.           Earnings per share and dividends

Earnings per share in the six and three month periods ended 30 June 2012 and 2011 were computed as follows:

Euro

		1H12	1H11	2Q12	2Q11
Net income attributable to equity holders of the parent	(1)	125,232,825	212,045,047	68,768,568	82,316,060
Financial costs related to exchangeable bonds (net of tax)	(2)	14,873,633	14,693,569	7,464,634	7,535,378
Net income considered in the computation of the diluted earnings per share	(3)	140,106,458	226,738,616	76,233,202	89,851,438
Weighted average common shares outstanding in the period (i)	(4)	858,308,516	868,789,484	857,069,438	861,784,302
Effect of the exchangeable bonds (ii)		80,727,488	69,796,791	81,667,741	71,759,836
	(5)	939,036,004	938,586,275	938,737,179	933,544,138
Earnings per share attributable to equity holders of the parent
Basic	(1)/(4)	0.15	0.24	0.08	0.10
Diluted	(3)/(5)	0.15	0.24	0.08	0.10

(i)                 Weighted average shares outstanding were computed considering the 896,512,500 issued shares adjusted for (1) 20,640,000 treasury shares held through equity swap contracts, and (2) Portugal Telecom’s stake in its own shares that were acquired by Telemar Norte Leste in 2011 and 2012, under the strategic partnership between Portugal Telecom and Oi.

(ii)              The change in this caption relates to adjustments to the exchange price of exchangeable bonds following the dividends paid in June 2011 and May 2012.

On 6 May 2011, the Annual Shareholders’ Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of 1.30 Euros per share, which was paid on 3 June 2011. This amount includes 65 cents per share corresponding to the ordinary dividend relating to the fiscal year 2010 and 65 cents relating to the total exceptional dividend of 1.65 Euros proposed by Portugal Telecom following the disposal of its investment in Brasilcel, of which 1 Euro per share had already been paid in December 2010. Therefore, Portugal Telecom paid in the second quarter of 2011 a total amount of Euro 1,117,987,321 (Note 14.k) in relation to outstanding shares.

On 15 December 2011, the Board of Directors of Portugal Telecom approved the payment to its shareholders of an advance over 2011 profits equivalent to a dividend of 21.5 cents per share, totalling an amount of Euro 184,799,868 (Note 14.k), which was included in the Consolidated Statement of Financial Position as at 31 December 2011 under the caption “Other current liabilities” and was paid on 4 January 2012.

On 27 April 2012, the Annual Shareholders’ Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of 65 cents per share, of which 21.5 cents per share were paid on 4 January 2012 as an advance over 2011 profits, as mentioned above, and the remaining 43.5 cents per share were paid on 25 May 2012, amounting to Euro 371,937,439 (Note 14.k) in relation to outstanding shares.

Cash amounts mentioned above correspond to the unitary dividend paid to the 896,512,500 Portugal Telecom’s issued shares adjusted by treasury shares recognized in the Consolidated Statement of Financial Position, which include 20,640,000 shares held through equity swaps and Portugal Telecom’s economic interest in its own shares that were acquired by Telemar Norte Leste throughout 2011 and 2012.

12.           Tangible and intangible assets

As at 30 June 2012 and 31 December 2011, the balances of tangible and intangible assets were as follows:

Euro

	30 Jun 2012	31 Dec 2011
Tangible assets	6,004,156,200	6,228,622,568
Intangible assets
Licenses and other rights	3,788,107,798	4,024,985,120
Goodwill	1,428,671,632	1,503,189,189
Other intangible assets	82,629,786	101,624,608
	5,299,409,216	5,629,798,917
	11,303,565,416	11,858,421,485

The change in the carrying amount of tangible and intangible assets during the six months period ended 30 June 2012 is primarily explained by:

•                  Depreciation and amortization costs of Euro 683 million;

•                  Capital expenditures amounting to Euro 522 million (Note 5);

•                  The acquisition of 4G/LTE licenses by Oi in June 2012 for a total amount of Euro 42 million (Note 5); and

•                  Negative foreign currency translation adjustments amounting to Euro 439 million, primarily related to the impact of the depreciation of the Brazilian Real against the Euro.

During the six and three month periods ended 30 June 2012 and 2011, depreciation and amortization costs and capital expenditures were as follows:

Euro

	1H12	1H11	2Q12	2Q11
Depreciation and amortization costs
Tangible assets	480,239,143	426,796,295	247,590,364	257,527,060
Intangible assets	203,197,361	152,643,001	89,117,810	125,552,269
	683,436,504	579,439,296	336,708,174	383,079,329
Capital expenditures (Note 5)
Tangible assets	479,904,948	371,098,569	240,552,376	265,768,542
Intangible assets	42,216,976	46,885,827	22,672,828	30,010,392
	522,121,924	417,984,396	263,225,204	295,778,934

The increase of Euro 104 million in depreciation and amortization costs in the six months period ended 30 June 2012, as compared to the same period of last year, reflects primarily the impact of the proportional consolidation of Oi and Contax in the first quarter of 2012, amounting to Euro 161 million (Note 2), partially offset by the contribution of Dedic/GPTI in the first half of 2011 (Euro 8 million), as Oi and Contax were proportionally consolidated only as from 1 April 2011 and include Dedic/GPTI as from 1 July 2011. Adjusting for the impact of these changes in the consolidation perimeter, depreciation and amortization costs would have decreased by Euro 49 million in the six months period ended 30 June 2012, as a result of lower contributions from: (1) the operating segment Telecommunications in Portugal (Euro 16 million), mainly due to the swap of TMN’s 2G equipment to 4G/LTE enabled equipment, following which Portugal Telecom accelerated the depreciation of 2G equipments in the first half of 2011 up to 30 June 2011; and (2) Oi (Euro 39 million), including the impact of the depreciation of the Brazilian Real against the Euro (Euro 14 million).

As at 30 June 2012, excluding the impact of the proportional consolidation of Oi and Contax, the Group assumed commitments for the acquisition of fixed assets and inventories amounting to Euro 90 million and Euro 64 million, respectively.

13.           Debt

As at 30 June 2012 and 31 December 2011, Portugal Telecom’s gross debt amounted respectively to Euro 10,789,811,897 and Euro 12,280,958,636, as follows:

Euro

	30 Jun 2012		31 Dec 2011
	Short-term	Long-term	Short-term	Long-term
Exchangeable bonds	—	728,094,679	—	723,363,242
Bonds	1,033,832,499	4,559,509,013	1,562,012,437	5,307,954,540
Bank loans
External loans	378,325,146	2,855,494,329	563,455,908	2,808,877,947
Domestic loans	3,765,756	9,984,717	355,699	—
Liability related to equity swaps on treasury shares	93,767,519	—	93,767,521	—
Commercial paper	535,000,000	—	554,000,000	—
Leasings	26,414,685	29,010,993	26,979,404	35,609,152
Derivative financial instruments	(2,068,370)	(38,879,743)	(2,206,840)	(4,185,879)
Other financings	474,922,128	102,638,546	493,194,176	117,781,329
	2,543,959,363	8,245,852,534	3,291,558,305	8,989,400,331

During the six months period ended 30 June 2012, the reduction of Euro 1,491 million in gross debt relates primarily to the following:

•             The repayment of the Euro 1,300 million Eurobond issued by PT Finance in March 2005; and

•             A decrease of Euro 94 million in the gross debt of Oi, Contax and its controlling shareholders, from Euro 3,882 million as at 31 December 2011 to Euro 3,787 million as at 30 June 2012, reflecting primarily the impact of the depreciation of the Brazilian Real against the Euro (Euro 252 million). Using a constant exchange rate, the gross debt of Oi, Contax and its controlling shareholders would have increased by Euro 157 million, reflecting primarily: (1) senior notes amounting to US$ 1,500 million issued by Oi, S.A. in February 2012, equivalent to R$ 2,589 million (Euro 322 million proportionally consolidated), which mature in February 2022; (2) debentures amounting to R$ 2,000 million issued by Oi, S.A. in March 2012 (Euro 212 million proportionally consolidated), including R$ 400 million with a maturity of 5 years and bearing interest at the CDI interest rate plus a spread of 0.94% and R$ 1,600 million with an average maturity of 7.5 years and bearing interest at the IPCA rate plus a spread of 6.20%; (3) the repayment of debentures totalling R$ 1,500 million issued by TNL in May 2011 (Euro 159 million proportionally consolidated); (4) the repayment of the debentures amounting to R$ 720 million issued by Brasil Telecom in June 2006 (Euro 76 million proportionally consolidated);  and (5) repayments of several other financings entered into in previous years by the Oi Group, in accordance with the established repayment schedule.

Except for the above mentioned, during the six months period ended 30 June 2012, Portugal Telecom (a) did not issue any new bonds or exchangeable bonds, (b) has not repaid any bonds outstanding as at 31 December 2011 and (c) did not obtain any other significant new facilities or issued relevant amounts of notes. Additionally, the repayments of debt were made in line with repayment terms disclosed in the last annual report.

In June 2012, Portugal Telecom concluded the renegotiation of its largest credit facility having extended its maturity from March 2014 to July 2016, while its amount was changed from Euro 1,200 million to Euro 800 million.

On 27 June 2012, Portugal Telecom disclosed that its Board of Directors approved the launch of a Public Bond Subscription Offering in the Portuguese market for the general public, under the €7,500,000,000 Euro Medium Term Note Programme. The subscription period ended on 20 July 2012 and the settlement will take place on 26 July 2012. The offer size is Euro 400 million, amount that was entirely subscribed. These bonds have a four-year term and receive interest at a fixed rate of 6.25% per year, to be paid semiannually.

Excluding the impact of the proportional consolidation of Oi, Contax and its controlling shareholders, the undrawn amount of Portugal Telecom’s committed commercial paper lines and standby facilities plus the amount of cash and the Euro 400 million bond issued in July 2012, as mentioned above, totalled Euro 3,016 million.

Following the revision of the Portuguese sovereign rating to BB, on 21 January 2012 Standard & Poors reviewed the credit rating attributed to Portugal Telecom, downgrading the long-term rating from BBB- to BB+, with negative outlook, and the short-term rating from A-3 to B. On 13 April 2012, Moody’s reviewed the credit rating attributed to Portugal Telecom, downgrading the long-term rating from Ba1 to Ba2, with negative outlook.

14.       Statement of cash flows

(a)         Cash flows from operating activities - Following the acquisition of the investments in Oi and Contax, completed on 28 March 2011, Portugal Telecom proportionally consolidated the cash flows from these jointly controlled entities only as from 1 April 2011, which explains the increases in cash receipts from customers, payments to suppliers and employees and payments of indirect taxes.

(b)         Payments relating to income taxes – Payments relating to income taxes amounted to Euro 76 million and Euro 78 million in the six month periods ended 30 June 2012 and 2011, reflecting primarily the following effects: (1) withholding taxes paid by Bratel Brasil and PT Móveis in the first quarter of 2011 (Euro 20 million), resulting from the interest income obtained from the financial applications related to the proceeds from the disposal of Vivo; (2) lower payments at Portuguese operations reflecting mainly a cash receipt in the first quarter of 2012 regarding a tax benefit; and (3) a higher contribution from Oi and Contax (Euro 30 million), reflecting primarily the impact of the proportional consolidation in the first quarter of 2012 (Euro 24 million).

(c)          Payments relating to indirect taxes and other - This caption includes primarily payments related to the expenses recorded in the caption “Indirect taxes” of the Consolidated Income Statement, and also payments and collections of Value-Added Tax in Portugal. The increase of Euro 390 million in this caption reflects primarily the impact of the proportional consolidation of Oi and Contax in the first quarter of 2012 (Euro 439 million).

(d)         Short-term financial applications - These captions include basically cash payments from new short-term financial applications entered into and cash receipts from the short-term applications matured. Net cash receipts amounted to Euro 211,484,159 in the six months period ended 30 June 2012, as compared to net cash payments of Euro 108,051,118 in the six months period ended 30 June 2011.

(e)          Cash receipts resulting from financial investments – In the six months period ended 30 June 2011, this caption includes basically the proceeds from the disposal of the investment in UOL, amounting to Euro 155.5 million (Note 5).

(f)           Cash receipts (payments) resulting from interest and related income (expenses) – Cash payments resulting from interest and related expenses net of cash receipts resulting from interest and related income amounted to Euro 289,700,812 and Euro 170,030,921 in the six month periods ended 30 June 2012 and 2011, respectively. This increase relates primarily to the impact of the proportional consolidation of Oi and Contax in the first quarter of 2012 and the interest income received during the first quarter of 2011 on financial applications related to the proceeds received from the disposal of Vivo.

(g)         Cash receipts resulting from dividends — During the six month periods ended 30 June 2012 and 2011, cash receipts resulting from dividends were as follows:

Euro

	1H12	1H11
CTM	24,503,286	19,924,726
Unitel (i)	—	125,865,835
Other	984,005	994,762
	25,487,291	146,785,323

(i)             This caption corresponds to a portion of dividends from previous years that was paid in the first half of 2011.

(h)         Payments resulting from financial investments — This caption relates primarily to the acquisition of the investments in Oi and Contax completed on 28 March 2011 and to the acquisition through Contax of 100% of Allus Global BPO Center (Business Process Outsourcing) completed in April 2011. During the six month periods ended 30 June 2012 and 2011, this caption consists of:

Euro

	1H12	1H11
Acquisition of the investments in Oi and Contax
Purchase price	—	3,727,568,622
Cash and cash equivalents as at acquisition date	—	(1,503,868,462)
Acquisition of the investments in Allus
Purchase price	—	43,744,918
Cash and cash equivalents as at acquisition date	—	(1,891,216)
Other	2,349,446	108,040
	2,349,446	2,265,661,902

In connection with the acquisition of the strategic investments in Oi and Contax, Portugal Telecom made payments regarding financial taxes incurred under the transfer of funds to Brazil and legal and advisory fees related to the completion of the transaction, which were included under the caption “Payments resulting from other investing activities”.

(i)            Payments resulting from the acquisition of tangible and intangible assets — The increase of Euro 329 million in this caption reflects primarily (1) the impact of the proportional consolidation of Oi and Contax in the first quarter of 2012 (Euro 146 million), (2) a payment to Anacom in connection with the 4G/LTE license acquired by TMN in December 2011, and (3) higher payments at Portuguese operations related to the acquisition of tangible assets.

(j)            Loans - Cash receipts resulting from loans obtained and cash payments resulting from loans repaid relate basically to commercial paper and other bank loans which are regularly renewed.

In the six months period ended 30 June 2012, cash payments resulting from loans repaid, net of cash receipts from loans obtained, amounted to Euro 1,346,480,622 and, as explained in Note 13, reflects primarily (1) the repayment of the Eurobond amounting to Euro 1,300 million issued by PT Finance in March 2005, (2) the repayment of debentures amounting to R$ 1,500 million issued by TNL in May 2011 (Euro 159 million proportionally consolidated), and (3) the repayments of several other financings entered into in previous years by the Oi Group, in accordance with the established repayment schedule. These effects were partially offset by senior notes (US$ 1,500 million) and debentures (R$ 2,000 million) issued by Oi, S.A., corresponding to Euro 534 million proportionally consolidated in Portugal Telecom’s Statement of Cash Flows.

In the six months period ended 30 June 2011, cash receipts from loans obtained, net of cash payments resulting from loans repaid, amounted to Euro 1,374,732,815 includes primarily: (1) the Euro 600 million Eurobond issued in January 2011; (2) the increase in the outstanding amount due under commercial paper programmes by Euro 456 million; and (3) the Euro 750 million amount drawn under the new credit facility secured in March 2011. These effects were partially offset by certain repayments of debt made by Oi during the three months period ended 30 June 2011.

(k)         Dividends paid – In the six month periods ended 30 June 2012 and 2011, the composition of this caption is as follows:

Euro

	1H12	1H11
Portugal Telecom (Note 11) (i)	556,737,307	1,117,987,321
Oi and Contax (ii)	33,804,044	28,856,119
MTC	11,027,569	—
Cabo Verde Telecom	3,460,257	14,087,667
Timor Telecom	4,320,123	1,898,775
Other	691,681	1,512,948
	610,040,981	1,164,342,830

(i)             In the six months period ended 30 June 2012, this caption includes (1) Euro 184,799,868 (Note 11) corresponding to the interim dividend of 21.5 cents per share paid on 4 January 2012 as an advance over 2011 profits, and (2) Euro 371,937,439 (Note 11) corresponding to a dividend of 43.5 cents per share paid on 25 May 2012.

(ii)          Dividends paid by Oi and Contax included under this caption correspond to the difference between the proportional consolidation of dividends paid by these entities and the consolidation of amounts received by its controlling shareholders, including Telemar Participações, AG Telecom Participações, LF-Tel, Bratel Brasil and PT Brasil.

(l)            Acquisition of own shares — This caption corresponds to the total amounts paid by Oi during the six months period ended 30 June 2012 and the three months period ended 30 June 2011 for the acquisition of Portugal Telecom’s shares, in connection with the strategic partnership entered into between Portugal Telecom and Oi. In the six months period ended 30 June 2012, Oi acquired a total 25.1 million Portugal Telecom’s own shares for a total amount of Euro 100 million, of which Euro 23,198,433 were proportionally consolidated in Portugal Telecom’s Statement of Cash Flows as acquisition of own shares. Following the acquisition of these 25.1 million shares, in addition to the 64.6 million shares acquired in 2011, Oi now holds 10.0% of Portugal Telecom’s issued shares, as envisaged in the strategic partnership entered into between Portugal Telecom and Oi.

(m)     Payments resulting from other financing activities — This caption includes primarily (1) the settlement of cross currency derivatives by Oi (Euro 14 million in both six month periods ended 30 June 2012 and 2011, (2) payments to non-controlling interests of Africatel related to share capital reductions undertaken by this company (Euro 13 million and Euro 6 million in the six month periods ended 30 June 2012 and 2011, respectively) and (3) a total amount of Euro 293 million paid by Oi in April 2012 in connection with the completion of the Corporate Reorganization of the Oi Group, including the consideration of R$2,000 million (Note 1) paid in relation to the exercise of withdrawal rights and the amount of R$ 762 million (Note 1) paid to the former non-controlling shareholders of Brasil Telecom in relation to the distribution of redeemable shares.

15.           Related parties

a) Associated companies and jointly controlled entities

Balances as at 30 June 2012 and 31 December 2011 and transactions occurred during the six month periods ended 30 June 2012 and 2011 between Portugal Telecom and associated companies and jointly controlled entities are as follows:

Euro

	Accounts receivable		Accounts payable		Loans granted
Company	30 Jun 2012	31 Dec 2011	30 Jun 2012	31 Dec 2011	30 Jun 2012	31 Dec 2011
Oi	3,175,127	2,091,400	—	—	—	—
Other international companies:
Unitel (i)	144,503,708	134,700,312	12,810,269	7,782,994	—	—
Multitel	6,873,665	6,572,238	224,270	56,493	981,561	899,967
CTM	130,188	267,296	18,761	126,389	—	—
Other	960,989	927,814	—	26,760	—	—
Domestic companies:
Páginas Amarelas	3,768,210	4,117,229	10,682,798	11,012,396	—	—
PT-ACS	2,856,062	4,606,221	2,015,455	2,217,668	—	—
Fundação PT	766,935	263,520	—	21	—	—
Sportinveste Multimédia	76,795	63,327	309,834	535,574	32,618,668	32,618,668
Siresp	348,883	8,412	—	—	4,494,532	4,423,980
Other	335,902	149,741	1,045,286	521,316	2,517,483	3,333,674
	163,796,464	153,767,510	27,106,673	22,279,611	40,612,244	41,276,289

(i)    Accounts receivable from Unitel as at 30 June 2012 and 31 December 2011 include basically dividends receivable from this associated company.

Euro

	Costs		Revenues		Interest charged
Company	1H12	1H11	1H12	1H11	1H12	1H11
Oi (i)	1,443,866	705,275	56,361,472	23,473,522	—	—
Other international companies:
Unitel	3,381,471	6,397,123	6,888,063	6,562,021	—	—
Multitel	233,687	55,195	1,643,670	659,106	—	—
CTM	23,495	47,139	129,658	107,355	—	—
Other	—	156,294	51,601	120,888	—	—
Domestic companies:
Páginas Amarelas (ii)	14,848,518	19,501,799	1,176,660	1,169,692	304	—
PT-ACS	4,725,753	2,763,821	1,109,187	1,398,514	—	—
Sportinveste Multimédia	420,755	379,113	89,774	205,097	30,349	40,889
Siresp	28,621	205	7,105,743	7,766,218	69,508	62,131
Other	360,537	264,832	2,057,473	1,751,860	4,171	—
	25,466,703	30,270,796	76,613,301	43,214,273	104,332	103,020

(i)             This caption relates primarily to transactions entered into between Contax and Oi and corresponds to the amounts resulting from the difference between the consolidation stakes of Contax (44.4%) and Oi (25.6%), which is not eliminated in the consolidation process. The increase is primarily due to Oi and Contax being proportionally consolidated only as from 1 April 2011.

(ii)          The reduction in costs with Páginas Amarelas reflects primarily the decline in the directories business.

The terms and contractual conditions in agreements entered into by Portugal Telecom and its subsidiaries with the companies mentioned above are similar to those applicable to other independent entities in similar transactions. Activities developed in connection with those agreements include primarily:

•      Expenses incurred by PT Comunicações related to services rendered by Páginas Amarelas in connection with the agreement entered into by both entities, under which Páginas Amarelas is responsible for the production, publishing and distribution of PT Comunicações’ telephone directories, as well as for selling advertising space in the directories;

•      Loans granted to Sportinveste Multimédia under the shareholders agreement of this company, in order to finance its activity;

•      Roaming agreements entered into with Unitel; and

•      Call centre services provided by Contax to Oi.

b) Shareholders

Some of the qualified shareholders of Portugal Telecom are financial institutions and, in the ordinary course of business, Portugal Telecom entered into various transactions with those entities, including bank deposits and short-term investments made by the Company in those financial institutions, as well as telecommunications services rendered by the Company to those entities. In addition, Visabeira (a service provider to Portugal Telecom’s wireline business) and Controlinveste (a media company) are also major shareholders of Portugal Telecom. Transactions occurred during the six months period ended 30 June 2012 and balances as at 30 June 2012 between Portugal Telecom and its major shareholders are as follows (including VAT):

Euro

	Revenues	Costs	Accounts	Accounts
Company	and gains (i)	and losses (i)	receivable	payable
Caixa Geral de Depósitos	19,615,650	5,805,240	3,342,918	424,006
BES	54,485,021	15,258,925	2,837,968	—
Visabeira	4,280,773	52,661,262	11,505,866	3,877,996
Controlinveste	1,314,567	26,909,988	648,911	8,233,046
Ongoing	521,749	2,046,510	420,726	624,787
Barclays	342,952	5,894,867	207,813	—
	80,560,712	108,576,792	18,964,202	13,159,835

(i)             Revenues and gains include sales and services rendered by Portugal Telecom and interest received on bank deposits, while costs and losses include supplies and external services provided to Portugal Telecom and interest paid on financing agreements and equity swaps.

The terms and contractual conditions in agreements entered into by Portugal Telecom and its shareholders are similar to those applicable to other independent entities in similar transactions. Under these agreements, the financial institutions listed above rendered financial consultancy and insurance services to Portugal Telecom.

Pensions and healthcare funds in Portugal, which were incorporated to cover the Company’s Portuguese post retirement benefits plans (Note 6), are managed in accordance with an investment guideline issued by Portugal Telecom. The portfolio of assets held by these funds includes shares, bonds and other investments from our shareholders. As at 30 June 2012, the total exposure of these investments to BES, Ongoing and Portugal Telecom was Euro 47 million, Euro 104 million and Euro 61 million, respectively.

c) Other

During the six month periods ended 30 June 2012 and 2011, fixed remunerations of board members, which were established by the Remunerations Committee, amounted to Euro 2.84 million and Euro 2.52 million, respectively, an increase explained primarily by the change in the Executive Committee from 5 to 7 executive board members in April 2011.

Under the terms of the remuneration policy established by the Remunerations Committee, executive board members are entitled to receive: (i) annual variable remuneration (“AVR”) related to the performance achieved in the year and payable in the following year, except for the amount in excess of 50% of the total variable remuneration attributed in the year, which payment is deferred for a period of 3 years, and (ii) variable remuneration related to the medium term performance (“VRMT”), which payment is deferred for a period of 3 years. In the six month periods ended 30 June 2011, the annual variable remuneration of 2010 paid to the five executive board members amounted to Euro 2.34 million. On an annual basis, Portugal Telecom recognizes an accrual for variable remunerations.

Additionally, in connection with the strategic partnership entered into with Oi and Contax, six of Portugal Telecom’s board members perform executive duties in these companies (entities jointly controlled by Portugal Telecom), having received in the six months period ended 30 June 2012 a total fixed compensation of R$ 0.94 million (Euro 0.39 million), which was established by the competent corporate bodies in accordance with local legislation.

In addition to the above mentioned remunerations, executive board members are entitled to fringe benefits primarily utilized in their daily functions, in connection with a policy defined for the Group. As at 30 June 2012, there were no board members entitled to post retirement benefits under the plans of PT Comunicações, and there was no share based payment program or termination benefits in place.

During the six month periods ended 30 June 2012 and 2011, fixed remuneration of key employees of Portugal Telecom’s management amounted to Euro 2.7 million in both periods. The variable remuneration paid to key employees in the six months period ended 30 June 2011 amounted to Euro 3.6 million.

16.           Subsequent events

On 27 June 2012, Portugal Telecom disclosed that its Board of Directors approved the launch of a Public Bond Subscription Offering in the Portuguese market for the general public, under the €7,500,000,000 Euro Medium Term Note Programme. The subscription period ended on 20 July 2012 and the settlement will take place on 26 July 2012. The offer size is Euro 400 million, amount that was entirely subscript. These bonds have a four-year term and receive interest at a fixed rate of 6.25% per year, to be paid semiannually.

Independent auditors report

Deloitte.	Deloitte & Associados, SROC S.A.
Inscrição na OROC n° 43
Registo na CMVM n° 231

Edificio Atrium Saldanha
Praça Duque de Saldanha, 1 - 6° 1050-094 Lisboa
Portugal

Tel: +(351) 210 427 500
Fax: +(351) 210 427 950
www.deloitte.pt

LIMITED REVIEW REPORT ON THE HALF YEAR CONSOLIDATED FINANCIAL INFORMATION
PREPARED BY AN AUDITOR REGISTERED IN THE SECURITIES MARKET COMMISSION
(COMISSÃO DO MERCADO DE VALORES MOBILIÁRIOS)

(Translation of a report originally issued in Portuguese)

Introduction

1.                   For the purposes of the Securities Market Code (Código dos Valores Mobiliários) we hereby present our limited review report on the consolidated financial information of Portugal Telecom, SGPS, S.A. (“the Company”), for the six month period ended 30 June 2012 included in the Board of Directors’ Report, in the consolidated statement of financial position (that presents a total of 19,944,059,998 Euros and shareholders’ equity of 2,972,706,278 Euros, including a consolidated net profit attributable to shareholders of the Company of 125,232,825 Euros), in the consolidated statements of income, of comprehensive income, of changes in shareholders’ equity and of cash flows for the six month period then ended and in the corresponding notes.

2.                   The amounts in the financial statements, as well as the additional financial information, were extracted from the accounting records of the companies included in the consolidation, subsequently adjusted in the consolidation process to be in accordance with the International Financial Reporting Standards as endorsed by the European Union.

Responsibilities

3.                   The Company’s Board of Directors is responsible for: (i) the preparation of consolidated financial information that presents a true and fair view of the financial position of the companies included in the consolidation, the consolidated results and comprehensive income of their operations, the changes in consolidated shareholders’ equity and their consolidated cash flows; (ii) the preparation of historical financial information in accordance with the International Financial Reporting Standards as endorsed by the European Union and that is complete, true, actual, clear, objective and licit, as required by the Securities Market Code; (iii) the adoption of adequate accounting policies and criteria; (iv) the maintenance of appropriate systems of internal control; and (v) informing of any significant facts that have influenced their operations, financial position, results or comprehensive income.

4.                   Our responsibility is to verify the financial information contained in the documents referred to above, namely if, in all material respects, it is complete, true, actual, clear, objective and licit, as required by the Securities Market Code, and issue a professional and independent report which provides moderate assurance on that financial information, based on our work.

Scope

5.                   Our work had the objective of obtaining moderate assurance about whether the financial information referred to above is exempt from material misstatements. Our work was performed in accordance with the Technical Review/Audit Standards (“Normas Técnicas e as Directrizes de Revisão/Auditoria”) issued by the Portuguese Institute of Statutory Auditors (“Ordem dos Revisores Oficiais de Contas”), was planned in accordance with that objective and consisted principally of enquiries and analytical procedures to review: (i) the reliability of the assertions included in the financial information; (ii) the adequacy of the accounting policies adopted, taking into consideration the circumstances and their consistent application; (iii) the applicability, or not, of the going concern concept; (iv) the presentation of the financial information; and (v) if, in all material respects, the consolidated financial information is complete, true, actual, clear, objective and licit, as required by the Securities Market Code.

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, and its network of member firms, each of which is a legally separate and independent entity.

Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu and its member firms

Tipo: Sociedade civil sob a forma comercial | Capital Social: 500,000,00 Euros | Matrícula C.R.C. de Lisboa e NIPC: 501 776 311

Sede: Edifício Atrium Saldanha, Praça Duque de Saldanha, 1 - 6º, 1050-094 Lisboa | Porto: Bom Sucesso Trade Center, Praça do Bom Sucesso 61 - 13º, 4150-146 Porto

Member of Deloitte Touche Tohmatsu

6.                   Our work also included verifying the consistency of the consolidated financial information included in the Board of Directors’ Report with the remaining documents referred to above.

7.                   We believe that our work provides a reasonable basis for issuing this Limited Review Report on this half year consolidated information.

Opinion

8.                   Based on our work, which was performed with the objective of obtaining moderate assurance, nothing came to our attention that leads us to believe that the consolidated financial information for the six month period ended 30 June 2012, referred to in paragraph 1 above of Portugal Telecom, SGPS, S.A., is not exempt from material misstatements that affect its conformity with the International Financial Reporting Standards as endorsed by the European Union for Interim Financial Reporting (IAS 34), and that, in accordance with the definitions included in the standards referred to in paragraph 5 above, is not complete, true, actual, clear, objective and licit.

Lisbon, 8 August 2012

/s/ João Luís Falua Costa da Silva
Deloitte & Associados, SROC S.A.
Represented by João Luís Falua Costa da Silva

Glossary

ADR	American Depositary Receipt. Depositary certificate listed and traded on the New York Stock Exchange in representation of a foreign share. 1 PT ADR = 1 PT share.

ADSL	Asymmetric Digital Subscriber Line. Technology that allows high volume data transmission (broadband) over traditional phone lines.

ARPU	Average Revenue per User. Monthly average service revenues per average number of users in the period.

Capex	Capital expenditure. Investments in tangible and intangible assets.

Cash flow	The difference between cash inflows and cash outflows for a specific period.

CCPU	Cash Cost Per User. CCPU = monthly average operating costs minus provisions, depreciation and amortization, and cost of equipment sales, per average number of users in the period.

CRM	Customer Relationship Management.

Curtailment costs	Work force reduction programme costs.

Diluted earnings per share	Earnings per share computed using net income excluding the costs associated with the convertible bonds divided by the diluted number of shares.

EBITDA	EBITDA = income from operations + PRBs + depreciation and amortisation.

EBITDA margin	EBITDA Margin = EBITDA / operating revenues.

EBITDA to net interest	EBITDA to net interest = EBITDA / net interest

Enterprises	Customer segment that includes all SOHOs, SMEs and corporate customers that subscribe wireline and wireless products and services. All figures are gross of intercompany eliminations.

Euronext Lisbon	The domestic stock market upon which PT shares are listed and traded.

Free cash flow

Free cash flow = operating cash flow +/- acquisitions/sales of financial investments +/- net interest paid — payments related with PRB — income taxes paid +/- dividends paid/received +/- other cash movements.

FTTH	Fibre-to-the-home. Next generation network that brings fibre to the customer premises.

Gearing ratio	Gearing ratio = net debt / (net debt + equity).

GSM	Global System for Mobile. Internationally standardised digital radio network that allows both voice and data transmission.

HDTV	High Definition Television. Transmission of the television signal with a higher resolution than the traditional formats.

IAS/IFRS	International Accounting Standards/International Financial Reporting Standards. The new international accountancy standards introduced as of 1 January 2005.

Income from operations	Income from operations = income before financials and taxes + workforce reduction costs + losses (gains) on disposal of fixed assets + net other costs.

IP	Internet Protocol. Standard that specifies the exact format of packets of data as they are transmitted through an Internet network.

IPTV	Internet Protocol Television. Digital television service available over a fixed telephony line, through a broadband connection.

ISDN	Integrated Services Digital Network. Digital telecommunications network that allows simultaneous voice and data transmission over an access line.

ISP	Internet Service Provider. Company that provides access to the Internet.

MMS	Multimedia Message Service. Technology allowing for data such as text, tunes, pictures, photos and brief video sequences to be transmitted via mobile phone.

MOU	Minutes of Usage. Monthly average of outgoing and incoming traffic in minutes per average number of users in the period.

NGAN	Next generation acess network

Net Debt	Net debt = short-term debt + medium and long-term debt - cash and equivalents

Net debt to EBITDA	Net debt to EBITDA = Net debt / EBITDA

Non-voice revenues as % of revenues	Percentage of retail service revenues related to data, video or other non-voice services.

NYSE	New York Stock Exchange.

Operating cash flow	Operating cash flow = EBITDA - capex +/- change in working capital +/- non-cash provisions.

Pay to basic ratio	Pay to basic ratio = total premium subscriptions per number of Pay TV customers.

Personal	Customer segment that includes all consumer customers that subscribe to wireless products and services on an individual basis. All figures are gross of intercompany eliminations.

PRB	Post Retirement Benefits Costs.

PSTN	Public Switched Telephone Network. Traditional telephone system that runs through copper lines.

Residential	Customer segment that includes all consumer customers that subscribe to wireline products and services at home on an individual basis. All figures are gross of intercompany eliminations.

Retail RGU per access	Retail accesses per PSTN/ISDN line.

SARC	Subscriber Acquisition and Retention Cost. SARC = (70% of marketing and publicity costs + commissions + subsidies) / (gross additions + upgrades).

SEC	US Securities and Exchange Commission. The US regulator for capital markets.

SMS	Short Message Service. Short text messages service for mobile handsets, allowing customers to send and receive alphanumerical messages.

Triple-play Offer	Integrated offer of voice, television and Internet services.

VoD	Video-on-demand. System that allows users to select and watch videos.

Wholesale, Other and Eliminations

Customer segment that includes all the wireline and wireless wholesale business for, the other businesses (e.g. directories) and all intercompany eliminations that are related to the Portuguese telecommunications businesses.

3G

3Generation. Third generation is a generic term, covering several technologies for mobile networks (UMTS, W-CDMA and EDGE), that integrate mobile multimedia services and allows a higher data transmission rates than GSM technology.

Board of Directors

Chairman

Henrique Granadeiro

CEO

Zeinal Bava

Executive officers

Luís Pacheco de Melo

Alfredo José Silva de Oliveira Baptista

Carlos Alves Duarte

Pedro Humberto Monteiro Durão Leitão

Manuel Rosa da Silva

Shakhaf Wine

Non-executive officers

Otávio Marques de Azeveda

José Guilherme Xavier de Basto

João Manuel de Mello Franco

Joaquim Aníbal Brito Freixial de Goes

Mário João de Maros Gomes

Pedro Jereissati

Gerald Stephen McGowan

Rafael Luís Mora Funes

Maria Helena Nazaré

João Nuno de Oliveira Jorge Palma

Amílcar Carlos Ferreira de Morais Pires

José Pedro Cabral dos Santos

Francisco Teixeira Pereira Soares

Paulo José Lopes Varela

Milton Almicar Silva Vargas

Nuno Rocha dos Santos de Almeida e Vasconcellos

Key figures

Consolidated financial highlights (1)	Euro million

	1H12	1H11	y.o.y
Operating revenues	3,344.7	2,668.8	25.3%
Operating costs (2)	2,203.6	1,669.0	32.0%
EBITDA (3)	1,141.1	999.8	14.1%
Income from operations (4)	428.8	394.0	8.8%
Net income	125.2	212.0	(40.9)%
Capex	522.1	418.0	24.9%
Capex as % of revenues (%)	15.6	15.7	(0.1	)pp
EBITDA minus Capex	618.9	581.8	6.4%
Operating cash flow	286.8	524.8	(45.4)%
Free cash flow (5)	(358.7)	316.8	n.m.
Adjusted net debt (6)	7,645.6	6,648.8	15.0%
Adjusted net debt exc. Oi and Contax (6)	4,700.2	4,269.0	10.1%
After-tax unfunded PRB obligations	657.1	667.1	(1.5)%
EBITDA margin (%) (7)	34.1	37.5	(3.3	)pp
Adjusted net debt / EBITDA (x) (6)	3.3	2.6	0.7	x
Basic earnings per share	0.15	0.24	(40.2)%
Diluted earnings per share (8)	0.15	0.24	(39.6)%

(1) Following PT’s strategic investment in Oi and Contax on 28 March 2011, PT proportionally consolidated the net income and cash-flows of these investments as from 1 April 2011. (2) Operating costs = wages and salaries + direct costs + commercial costs + other operating costs. (3) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (4) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs (gains). (5) This caption excludes the cash out-flow related to the investments in Oi and Contax (Euro 3,728 million in 1Q11). (6) Net debt was adjusted for the tax effect on pension debt due to the Portuguese State, including Euro 113 million related to the 2011 contribution which was accounted for as tax losses carried forward. In 2Q11 and 1S11, net debt was adjusted for the receivable by Telefónica, amounting to Euro 2 billion, paid in October 2011. (7) EBITDA margin = EBITDA / operating revenues. (8) Earnings per share computed using net income excluding the costs associated with the convertible bonds divided by the diluted number of shares.

Portuguese operating data

	1H12	1H11	y.o.y
Fixed retail accesses (‘000)	4,940	4,632	6.7%
PSTN/ISDN	2,615	2,672	(2.2)%
Broadband customers	1,169	1,040	12.3%
Pay-TV customers	1,157	919	25.8%
Mobile Customers (‘000)	7,380	7,334	0.6%
Postpaid	2,456	2,318	6.0%
Prepaid	4,924	5,016	(1.8)%
Net additions (‘000)
Fixed retail accesses	145	105	37.7%
PSTN/ISDN	(33)	(23)	(43.0)%
Broadband customers	63	39	62.6%
Pay-TV customers	115	89	28.2%
Mobile Customers	(63)	(85)	25.7%
Postpaid	79	28	186.0%
Prepaid	(142)	(113)	(25.9)%
Data as % of mobile service revenues (%)	31.6	27.3	4.2	pp

Residential operating data

	1H12	1H11	y.o.y
Fixed retail accesses (‘000)	3,714	3,378	9.9%
PSTN/ISDN	1,672	1,671	0.1%
Broadband customers	966	849	13.7%
Pay-TV customers	1,076	858	25.5%
Unique customers	1,863	1,853	0.6%
Net additions (‘000)
Fixed retail accesses	157	121	29.3%
PSTN/ISDN	(2)	(2)	2.4%
Broadband customers	55	40	36.3%
Pay-TV customers	104	83	25.1%
ARPU (Euro)	31.6	30.6	3.2%
Non-voice revenues as % of revenues (%)	62.9	57.5	5.4	pp

Personal operating data

	1H12	1H11	y.o.y
Mobile Customers (‘000)	5,797	5,860	(1.1)%
Postpaid	1,073	1,040	3.1%
Prepaid	4,724	4,820	(2.0)%
Net additions (‘000)	(135)	(103)	(30.9)%
Postpaid	9	19	(50.9)%
Prepaid	(144)	(122)	(18.2)%
MOU (minutes)	92	87	6.5%
ARPU (Euro)	8.7	9.6	(8.9)%
Customer	8.0	8.6	(7.2)%
Interconnection	0.8	1.0	(22.9)%
SARC (Euro)	28.5	26.9	6.0%
Data as % of service revenues (%)	32.9	31.1	1.8	pp

Enterprise operating data

	1H12	1H11	y.o.y
Fixed retail accesses (‘000)	1,033	1,102	(6.2)%
PSTN/ISDN	754	853	(11.6)%
Broadband customers	201	189	6.4%
Pay-TV customers	79	60	31.1%
Retail RGU per access	1.37	1.29	6.1%
Mobile Customers (‘000)	1,521	1,407	8.1%
Net additions (‘000)
Fixed retail accesses	(54)	(15)	(262.2)%
PSTN/ISDN	(73)	(20)	(270.6)%
Broadband customers	8	(2)	n.m.
Pay-TV customers	11	6	69.1%
Mobile Customers	75	18	n.m.
ARPU (Euro)	24.4	26.6	(8.5)%
Non-voice revenues as % of revenues (%)	48.0	46.0	2.0	pp

Additional information to shareholders

Listing

PT shares are listed in the Euronext Stock Exchange (symbol: PTC.LS) and the New York Stock Exchange, as ADRs-American Depository Receipts (symbol: PT). One ADR represents one ordinary share. The company’s share capital, as at 30 June 2012, comprised 896,512,500 shares with a par value of 3 cents each, with 896,512,000 shares listed on the Euronext and the New York Stock Exchange. There were 30,141,908 ADRs registered on the same date, representing 3.4% of PT’s total share capital.

As at 30 June 2012, PT’s statement of financial position reflected 41,483,905 own shares, including: (1) 20,640,000 own shares held through equity swaps at PT SGPS, S.A., and (2) 20,843,905 own shares held through the 23.25% stake in PT’s 89,651,205 shares acquired by Oi. As at 30 June 2012, PT’s total number of shares outstanding was 855,028,595.

Stock market data

	1H12	1H11
As at 30 June
Share capital (Euro)	26,895,375	26,895,375
Number of shares issued	896,512,500	896,512,500
Number of shares outstanding	855,028,595	859,990,247
Price (Euro)	3.455	6.837
Market capitalisation (Euro million)	3,097	6,129

Price / transactions
High (Euro)	4.550	8.234
Low (Euro)	3.054	6.644
Volume (million of shares)	452	401
Traded Value (Euro million)	1,724	3,253

Performance
Portugal Telecom	(22.4)%	(13.0)%
PSI-20	(14.5)%	(3.5)%
DJ Stoxx Telecom Europe	(4.5)%	(3.2)%

Contacts

Investor relations

Nuno Vieira

Investor Relations Director

Portugal Telecom

Avenida Fontes Pereira de Melo, 40

1069 - 300 Lisboa, Portugal

Tel: +351 21 500 1701

Fax: +351 21 500 0800

E-mail: nuno.t.vieira@telecom.pt

Shareholders, investors, analysts and other interested parties should send their requests for information and clarifications (annual and half year reports, Form 20-F, press releases, etc).

Depositary bank

The Bank of New York

ADR Division

101 Barclay Street, 22nd Floor

New York, NY 10286, USA

Tel: +1 212 815 2367

Fax: +1 212 571 3050

Holders of ADRs may also request additional information directly from PT’s depositary bank for ADRs in New York.

Website

All publications and communications, in addition to information on the company’s products, services and business are also available at www.telecom.pt

Registered office

Portugal Telecom, SGPS, SA

Avenida Fontes Pereira de Melo, 40

1069-300 Lisboa, Portugal

Tel: +351 21 500 2000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 31, 2012

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.